As confidentially submitted to the Securities and Exchange Commission on April 28, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Missfresh Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5990	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street, Chaoyang District

Beijing 100016

The People’s Republic of China

+86 10 5266 5273

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class B ordinary shares, par value US$0.0001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of Class B ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                    ). Each American depositary share represents                    Class B ordinary shares.

(2)

Includes Class B ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class B ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class B ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                      , 2021.

            American Depositary Shares

Missfresh Limited

Representing                     Class B Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Missfresh Limited.

We are offering                      ADSs to be sold in the offering. [The selling shareholders identified in this prospectus are offering an additional                      ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

Prior to this offering, there has been no public market for our ADSs or Class B ordinary shares. Each ADS represents                      of our Class B ordinary shares, par value US$0.0001 per share. It is currently estimated that the initial public offering price will be between US$             and US$             per ADS. Application will be made for quotation on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol “                    .”

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under [NYSE corporate governance listing standards/Nasdaq Stock Market Rules] because              will beneficially own             % of our total voting power assuming the underwriters do not exercise their over-allotment option, or             % of our total voting power if the underwriters exercise their over-allotment option in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to [twenty] votes and is convertible into one Class B ordinary share, and each Class B ordinary share is entitled to one vote. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

See “Risk Factors” on page 20 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
[Proceeds, before expenses, to the selling shareholders]	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                     ADSs, the underwriters have the option to purchase up to an additional                     ADSs from us [and the selling shareholders] at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in New York, New York on                    , 2021.

J.P. Morgan	Citigroup	CICC	China Renaissance

Prospectus dated                    , 2021.

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Prospectus

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, an independent market research firm, to provide information regarding our industry and our market position. We refer to this report as the iResearch Report.

Our Mission

Our mission is to help every family enjoy quality grocery at their fingertips.

Our Vision

Our vision is to become the largest platform to drive digitalization of China’s neighborhood retail industry.

Who We Are

Missfresh is rebuilding neighborhood retail from the ground up in China with our innovative technology and business model. We invented the DMW model to operate an online-and-offline integrated on-demand retail business offering fresh produce and fast-moving consumer goods (FMCGs), which share the characteristics of high-frequency purchases with regular and universal demand. We strive to make grocery shopping more delightful, more efficient, more affordable and more trustworthy. To that end, we operated a technology-enabled network of 622 DMWs in 16 cities in China as of December 31, 2020. We have also built up a full stack of proprietary technology to empower participants in the neighborhood retail business such as supermarkets, fresh markets and local retailers with our core capabilities.

Through our “Missfresh” mobile application and Mini Program embedded in third-party social platforms, which feature substantially similar user interface and functions, consumers can easily purchase quality grocery at their fingertips and receive high-quality products delivered by our delivery riders to their doorstep in 45 minutes on average in 2020. We appeal to a new generation of consumers who are willing to pay for the high-quality and convenient experience in grocery shopping. We had 5.1 million, 7.2 million and 8.7 million effective users in 2018, 2019 and 2020, respectively. We accumulated a total of over 30 million transacting users as of December 31, 2020.

According to iResearch, we ranked first in China’s on-demand DMW retail industry in 2018 and 2019, respectively, and ranked second in 2020, in terms of GMV. During 2020, we focused on the growth of our effective users, and continued to invest in technological infrastructure upgrade. During the same period, we generated an average price per order of RMB94.6 for our on-demand DMW retail business, the highest among DMW players, and achieved industry-leading AI adoption level in China’s on-demand DMW retail industry, with higher fulfillment margin than the average of other major players in the same industry, according to iResearch. We also ranked the highest by satisfaction rate of consumers compared to our competitors, according to a survey conducted by iResearch in February 2021.

To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021, further empowering players in the neighborhood retail industry to embrace the digital transformation with our AI-driven technology platform and other core capabilities.

Our Understanding of Neighborhood Retail

Neighborhood retail is an indispensable part of everyone’s daily life and offers high-frequency grocery products, mainly fresh produce and FMCGs, with convenient availability. The continued urbanization in China and the increase in disposable income of Chinese urbanites are driving higher consumer willingness to pay for quality products and time-saving services.

The neighborhood retail industry in China harbors huge potential with a market size of RMB11.9 trillion in 2020 in terms of retail value and remains highly fragmented with variety of sales channels. The supermarket is the single largest channel with 37.4% sales contribution in 2020, with the top 10 players accounting for 6.1% of total supermarket revenue, significantly lower than 55.6% and 78.7% in the U.S. and the UK. The neighborhood retail industry in China is also stratified by city tiers in terms of market size and consumer behavior in choosing sales channels. In 2020, neighborhood retail market size in first- and second-tier cities was RMB5.8 trillion in terms of retail value, compared to RMB2.9 trillion and RMB3.1 trillion in third-and lower-tier cities in terms of retail value, respectively. In first- and second-tier cities, structured retail channels such as hypermarkets and supermarkets accounted for approximately 38% of total retail value.

In recent years, consumer demand for real-time quality grocery products consumption has continued to grow. Traditional supermarket chains have also accelerated their online transformation and started to offer home delivery services to complement the traditional in-store model. To better meet the significant demand and to address the industry pain points such as non-standardized operations, inconsistent quality and inefficiency, new business models such as on-demand DMW retail emerged. The on-demand DMW retail market is one of the fastest growing segments in the neighborhood retail market, and it refers to self-operated platforms that offer home delivery of fresh produce and FMCGs from DMWs within two hours.

The size of China’s neighborhood retail market reached RMB11.9 trillion in 2020 in terms of retail value, which consists of RMB5.0 trillion from fresh produce and RMB6.9 trillion from FMCGs, and is expected to further expand to RMB15.7 trillion by 2025. According to iResearch, the neighborhood retail market is expected to go through three evolutionary stages as follows:

•	Stage I (2016—2020), Business Model Innovation—Innovative business models emerged to satisfy consumers’ needs. Market players mainly competed for consumers and GMV growth;

•	Stage II (2020—2023), Vertical Replication—Multiple business models co-exist and leading players start to optimize operations and expand; and

•

Stage III (2023 and beyond), Platformization Powered by Technology Innovation—Mature technology system and industry knowhow accumulated by the leading players will be used to empower fresh markets and other offline retailers to expedite the digital transformation of neighborhood retail. Leading players gradually evolve from vertical players to industry enablers with key capabilities in platformization and large-scale digitalization.

Our Innovative Business Model

With over six years dedicated to the neighborhood retail market, we have accurately predicted and captured consumers’ demand for fresh produce and FMCGs in first- and second-tier cities, and have transformed this industry through our extensive market know-how and pioneering technological innovations. We have also launched differentiated business models to drive digitalization of traditional neighborhood retail market segments in different cities. Our innovative business model comprises of our on-demand DMW retail business, intelligent fresh markets business and retail cloud business initiative.

We invented the DMW model in May 2015 with the focus on first- and second-tier cities in China, bringing products closer to consumers before any other DMW player. We operated 622 DMWs across 16 cities as of

December 31, 2020. Through our “Missfresh” mobile application and Mini Program, our users can place orders for over 4,000 SKUs of quality grocery products to be delivered from our DMWs. Our DMWs are strategically located in local neighborhoods, undertaking the functions of cold-chain enabled warehousing and last mile logistics. DMWs are replenished quickly leveraging our smart supply chain. The convenient locations of the DMWs and our technology-enabled DMW management allow us to deliver an order to a consumer in 45 minutes on average. Therefore, unlike the traditional, time- consuming in-store grocery shopping experience, our on-demand DMW retail business is particularly capable of meeting urban consumers’ demand for fast grocery delivery. As we continued to address the strong user needs for quality grocery and fast delivery in high-density local neighborhoods, we achieved a growth of net revenues from RMB3.5 billion in 2018 to RMB6.1 billion in 2020, and a gross margin of 19.4% in 2020.

We have pioneered the intelligent fresh market business model, as fresh markets remain the go-to place for fresh produce shopping. Fresh markets in China offer a vibrant venue full of human touch, as they serve not only as a place where families purchase daily necessities, but also as a place for social gathering, interaction and pastime. For this reason, fresh markets have maintained a steady market share even amid the trend towards online shopping over the past several years, and they still have a solid user base within residential communities.

Leveraging the core capabilities developed through our self-operated on-demand DMW retail business, we launched our intelligent fresh market business in the second half of 2020. Through this business model, we standardize and transform fresh markets into smart fresh malls by (i) reconfiguring the market floor plan, optimizing the merchants mix and introducing new service offerings; (ii) providing merchants with a SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our value-added services, enabling merchants at our intelligent fresh markets to convert and manage offline private traffic to our platforms and to realize additional monetization. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China. According to iResearch, we are the industry leader in terms of enabling traditional fresh markets to accelerate digital transformation.

We are committed to transforming the operation of the neighborhood retail industry. To achieve this goal, we take a four-step approach: standardization, digitalization, intelligentization and platformization. We have reshaped the neighborhood retail value chain end-to-end, from managing the supply chain operation in an intelligent way to digitalizing the business operation process. At the same time, we have gained significant data insights that help us optimize our algorithms. As a result, we have developed an end-to-end intelligent system, namely, the Retail AI Network (RAIN), which includes smart supply chain, smart logistics and smart marketing, among others. Our RAIN significantly enhances the automation level and efficiency of the entire operation process by using data analytics and AI to replace human decisions in areas such as inventory replenishment, procurement and turnover management. Our RAIN benefits us on multiple fronts including consumer satisfaction, operational efficiency and business expansion. Such technology capabilities have allowed us to establish a high barrier to entry in an industry characterized by high transaction frequency, high inventory loss rate and need for convenient delivery.

We have also started to platformize our pioneering business model and RAIN technology platform through our retail cloud business initiative. This initiative is designed to empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers to jumpstart and effectively operate their business in a digital way via smart omni-channel marketing, smart supply chain management and store-to-home delivery capabilities. According to iResearch, we have become the only company in China’s neighborhood retail industry that deeply empowers both supermarkets and fresh markets retail through AI technology and retail cloud services.

What We Have Achieved

Since our inception in 2014, we have achieved significant growth. Our total net revenues increased from RMB3,546.7 million in 2018 to RMB6,001.4 million in 2019 and RMB6,130.4 million (US$939.5 million) in 2020. Our gross profit, calculated as total net revenues minus cost of revenues, increased by 71.3% from RMB304.0 million in 2018 to RMB 520.9 million in 2019, and further increased by 128.5% to RMB 1,190.4 million in 2020, and our gross margin improved significantly from 8.6% in 2018 and 8.7% in 2019 to 19.4% in 2020. We incurred a net loss of RMB2,231.6 million, RMB2,909.4 million and RMB1,649.2 million (US$252.7 million) in 2018, 2019 and 2020, respectively. Our adjusted net loss, a non-GAAP measure, was RMB2,215.9 million, RMB2,777.0 million and RMB1,589.7 million (US$243.6 million) in 2018, 2019 and 2020, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for a reconciliation of adjusted net loss to net loss.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	an innovator and leader in China’s neighborhood retail industry;

•	our proprietary Retail AI Network (RAIN) driving superior user experience and operational efficiency;

•	direct sourcing from origin creating win-win for ourselves and suppliers;

•	effective social network-based online marketing;

•	extensive operational and technology expertise laying solid foundation for future business opportunities; and

•	innovative and experienced management team with a firm belief in technology.

Our Strategies

We will further grow our business by pursuing the following strategies:

•	continue to grow our on-demand DMW retail business;

•	expand our pathbreaking intelligent fresh market business;

•	platformize our Retail AI Network (RAIN) via our retail cloud business initiative;

•	foster the Missfresh ecosystem with the incubation of new products, brands and technologies; and

•	selectively explore opportunities of strategic alliance, investments and acquisitions.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors”.

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

If we are unable to manage growth or execute our strategies effectively, our business and prospects or investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our Class B ordinary shares and/or ADSs may decline.

•

As the pioneer of DMW model, we continue to innovate our business and invest heavily in R&D. Failure to continue to innovate our technology or develop new technologies and offerings to adapt to changing user needs could harm our growth.

•	We have a history of net losses and negative cash flows, which may continue in the future.

•

As we continue to revolutionize the neighborhood retail industry with our intelligent fresh market business and recently launched retail cloud business initiative, we may not be able to achieve our expected returns from such new business lines or sustain our historical overall growth rates.

•	If we are unable to provide superior consumer experience through timely delivery and high-quality grocery, our business may be materially and adversely affected.

•	Any failure in our service efficiency and product and service quality could damage our brand image and substantially harm our business.

•	If we are unable to offer products and services that attract new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

•	Any material interruptions in the operation of our smart supply chain, quality control centers and DMWs may have an adverse impact on our business.

•	We face intense competition and we may lose market share and consumers if we fail to compete effectively.

•	Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

•	Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will grow as rapidly as before, or at all.

•

Uncertainties relating to the growth and profitability of the neighborhood retail industry in China in general, and the on-demand DMW retail industry in particular, could adversely affect our revenues and business prospects.

•	Failure to maintain the quality and safety of our products could adversely impact our reputation, results of operations and financial performance.

•	Our expansion into new product categories and substantial increase in the number of SKUs may not meet consumer demand and may expose us to new challenges and more risks.

•	The COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations and financial condition.

•	If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

•	If we fail to manage and expand our relationships with our suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

Risks Related to Doing Business in China

Risks and uncertainties relating to doing business in China include, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our ADSs and This Offering

Risks and uncertainties relating to our ADSs and this offering include, but are not limited to, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

Corporate History and Structure

We were founded in October 2014. From our inception to June 2017, we operated our on-demand DMW retail business through Beijing Missfresh E-commerce Co., Ltd., or Beijing Missfresh, and its subsidiaries, and we used Beijing Missfresh as our holding company to raise early-stage equity financings.

In April 2015, Missfresh Limited was incorporated in the Cayman Islands, and Missfresh HK Limited was then established by Missfresh Limited as a wholly owned subsidiary in Hong Kong. In July 2015, Qingdao Missfresh E-commerce Co., Ltd., or Qingdao Missfresh, was established by Missfresh HK Limited as a wholly foreign-owned enterprise in the PRC to expand our business in the neighborhood retail industry.

To facilitate financing and offshore listing, we decided to use Missfresh Limited as our offshore holding company and completed a restructuring in June 2017. As part of this restructuring, in June 2017, Missfresh Limited gained control over Beijing Missfresh through Qingdao Missfresh by entering into a series of contractual arrangements with Beijing Missfresh and its shareholders. In December 2018, we terminated the contractual arrangements with Beijing Missfresh and its shareholders as the businesses operated by Beijing Missfresh were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and then Missfresh HK Limited acquired 100% of the equity interests in Beijing Missfresh. Qingdao Missfresh was dissolved in July 2019 as it no longer engaged in any substantial business activities.

To expand our business in the neighborhood retail industry, we established Beijing Missfresh Bianligou E-Commerce Co., Ltd., or Beijing Bianligou, in August 2017, and further entered into a series of contractual arrangements with Beijing Bianligou and its shareholders in February 2018, through which Jinan Missfresh

Bianligou Network Technology Co., Ltd., or Jinan Bianligou, a wholly foreign-owned enterprise in the PRC established by Mrfresh HK Limited through Mrfresh Limited, our wholly owned subsidiary in Hong Kong, in January 2018, effectively controlled Beijing Bianligou. In May 2019, Missfresh HK Limited acquired 100% of the equity interests in Jinan Bianligou as a result of our business and equity restructuring. In December 2020, we terminated the contractual arrangements with Beijing Bianligou and its shareholders as the businesses operated by Beijing Bianligou were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and Missfresh HK Limited acquired 100% of the equity interests in Beijing Bianligou.

To further expand our business in the neighborhood retail industry, Changshu Missfresh E-Commerce Co., Ltd., or Changshu Missfresh, was established in January 2020 and a new Qingdao Missfresh E-Commerce Co., Ltd. was established in January 2021 by Missfresh HK Limited as wholly foreign-owned enterprises in the PRC.

To launch our intelligent fresh market business operations, Changshu Daily Technology Co., Ltd. was established in August 2020 and Qingdao Daily Market Technology Co., Ltd. was established in November 2020, both of which are currently Missfresh HK Limited’s wholly foreign-owned enterprises in the PRC.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] listing standards. See “Risk Factors—Risks Related to the ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance requirements.”

Implication of Being a Controlled Company

Upon the completion of this offering,                will beneficially own        % of our total issued and outstanding ordinary shares, representing        % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or        % of our total issued and outstanding ordinary shares, representing        % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the [NYSE corporate governance listing standards/Nasdaq Stock Market Rules] because            will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implication of Our Dual-class Voting Structure

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under [NYSE corporate governance listing standards/Nasdaq Stock Market Rules] because              will beneficially own              % of our total voting power assuming the underwriters do not exercise their over-allotment option, or             % of our total voting power if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to [twenty] votes and is convertible into one Class B ordinary share, and each Class B ordinary share is entitled to one vote. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Corporate Information

Our principal executive offices are located at 3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street, Chaoyang District, Beijing 100016, the People’s Republic of China. Our telephone number at this address is +86 10 5266 5273. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite#5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.Missfresh.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            , located at                    .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents Class B ordinary shares;

•	“annual spending per effective user” are to the quotient of GMV contributed by all effective users in any given year divided by the number of effective users in the same period;

•	“annual spending per core user” are to the quotient of GMV contributed by all core users in any given year divided by the number of core users in the same period;

•	“average price per order” are to the quotient of GMV divided by total number of orders fulfilled during that period;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•	“core users” are to users that placed four or more orders within any month in a given year;

•

“direct procurement”, “directly procured”, “direct sourcing” and “directly sourced” are to sourcing vegetable and fruit products from the origin or exclusive agents of producers, sourcing meat and dairy products from processing plants or their designated channels, and sourcing FMCGs from the authorized brand channels;

•	“DMW” is to distributed mini warehouse;

•

“effective users” for a given period are to transacting users whose payment for products, net of coupons and incentives offered to them, exceeds our procurement cost to purchase the products that are sold to such transacting users, in the given period;

•	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“FMCGs” are to fast-moving consumer goods;

•	“fulfillment margin” are the quotient of GMV excluding the sum of cost of products sold, write-downs on inventory loss and fulfillment expense divided by GMV;

•

“gross merchandise volume” or “GMV” are to the total value of all orders, for products and services placed on the “Missfresh” mobile application, Mini Programs or through third-party platforms, excluding the orders that were canceled and those generated from offline channels. The calculation of GMV includes coupons and incentives offered to users and value-added taxes we paid, both of which are excluded from our net revenues. We believe that GMV provides a measure of the overall volume of transactions in a given period and is only useful for the purposes of industry and peer comparisons, even though the definitions of GMV adopted by other market players may be different from ours; therefore, it should not be used as a financial metric;

•	“inventory loss rate” is to the quotient of the amount of write-down of inventories during a specific period divided by the amount of net revenues in the same period;

•	“items per order” are to the quotient of the total number of items sold during a specific period divided by the number of total orders fulfilled in the same period;

•	“Mini Program” or “Mini Programs” are to sub-applications embedded in third-party social platforms, such as Weixin, with functions similar to a standalone mobile application;

•	“Missfresh,” “we,” “us,” “our company” and “our” are to Missfresh Limited, our Cayman Islands holding company and its subsidiaries;

•

“neighborhood retail” are to the retail business that offers high-frequency consumption products needed by community residents with convenient availability, mainly consists of fresh produce such as fruits, vegetables, dairy products, meat, eggs, and seafood, as well as FMCGs including packaged food, beverages, cosmetics and personal care products;

•	“on-demand” are to allowing customers to purchase products immediately when a need surfaces, anywhere and anytime;

•	“our platforms” are to our mobile application “Missfresh” and “Missfresh” Mini Program embedded in third-party social platforms such as Weixin;

•

“orders per effective user” are to the quotient of the number of total orders placed by all effective users and fulfilled during a specific period divided by the total number of effective users in the same period;

•	“orders we fulfilled” or “orders fulfilled” are to the total number of orders fulfilled, including the orders for products sold in our on-demand DMW retail business, net of orders cancelled;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“second-tier cities” are to Hangzhou, Chengdu, Chongqing, Wuhan, Xi’an, Tianjin, Suzhou, Nanjing, Zhengzhou, Changsha, Dongguan, Shenyang, Qingdao, Hefei, Foshan, Ningbo, Kunming, Fuzhou, Wuxi, Xiamen, Jinan, Dalian, Harbin, Wenzhou, Shijiazhuang, Quanzhou, Nanning, Changchun, Nanchang, Guiyang, Jinhua, Changzhou, Huizhou, Jiaxing, Nantong, Xuzhou, Taiyuan, Zhuhai, Zhongshan, Baoding, Lanzhou, Taizhou, Shaoxing, Yantai and Langfang;

•	“smart fresh malls” are to standardized and digitalized fresh markets that are empowered by us with technology;

•

“third-tier cities” are to Weifang, Yangzhou, Haikou, Shantou, Luoyang, Urumqi, Linyi, Tangshan, Zhenjiang, Yancheng, Huzhou, Ganzhou, Jining, Hohhot, Xianyang, Zhangzhou, Jieyang, Jiangmen, Guilin, Handan, Wuhu, Sanya, Fuyang, Huaian, Zunyi, Yinchuan, Hengyang, Shangrao, Liuzhou, Zibo,

Putian, Mianyang, Zhanjiang, Shangqiu, Yichang, Cangzhou, Lianyungang, Nanyang, Jiujiang, Xinxiang, Xinyang, Xiangyang, Yueyang, Bengbu, Zhumadian, Chuzhou, Weihai, Suqian, Zhuzhou, Ningde, Xingtai, Chaozhou, Qinhuangdao, Zhaoqing, Jingzhou, Zhoukou, Ma’anshan, Qingyuan, Suzhou, Anshan, Anqing, Heze, Yichun, Huanggang, Tai’an, Nanchong, Lu’an, Daqing and Zhoushan;

•	“transacting user” in a given period are to user accounts that placed one or more orders on the Missfresh mobile app and Mini Program, excluding the orders that were canceled; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares issued and outstanding immediately after this offering	75,555,520 Class A ordinary shares and Class B ordinary shares (or Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents Class B ordinary shares, par value US$0.0001 per share.

The depositary will hold Class B ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class B ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class B ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class B ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We[ and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) for our on-demand DMW retail business, including sales and marketing activities, upgrades of technology infrastructure and supply chain, and expansion and upgrades of network of quality control centers and DMWs; (ii) for our development of our retail cloud business initiative, research and developments and product development; (iii) for our further development of our intelligent fresh market business; and (iv) for general corporate purposes, and the development of strategic initiatives and potential strategic investments and acquisitions to strengthen our ecosystem, although we have not identified any specific investments or acquisition opportunities at this time. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, Class B ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol “ .” The ADSs and our Class B ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2021.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon 626,697,357 ordinary shares outstanding as of the date of this prospectus, assuming all issued and outstanding preferred shares have been converted into Class B ordinary shares immediately upon the completion of this offering, and without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing Class B ordinary shares;

•

excludes 28,945,162 Class B ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.1 per share, and the vesting of 3,113,456 restricted share units outstanding as of the date of this prospectus; and

•	excludes 33,304,427 Class B ordinary shares reserved for future issuances under our 2017 Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and summary consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive loss data for the years indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues
Sales of products through online platforms	3,202,738	5,777,413	5,999,675	919,491
Other revenues	343,961	223,983	130,762	20,040
Total net revenues	3,546,699	6,001,396	6,130,437	939,531
Cost of revenues	(3,242,677)	(5,480,499)	(4,940,016)	(757,091)
Fulfilment expenses	(1,239,275)	(1,832,978)	(1,576,944)	(241,677)
Sales and marketing expenses	(795,478)	(740,033)	(589,192)	(90,298)
General and administrative expenses (1)	(287,438)	(377,451)	(298,775)	(45,789)
Technology and content (1)	(230,865)	(469,655)	(369,432)	(56,618)
Total cost and operating expenses	(5,795,733)	(8,900,616)	(7,774,359)	(1,191,473)
Loss from operations	(2,249,034)	(2,899,220)	(1,643,922)	(251,942)
Other income/(expense), net	3,455	(2,574)	23,431	3,591
Interest income/(expense), net	15,593	28,374	(33,119)	(5,076)
Changes in fair value of option and embedded conversion feature	—	—	5,216	799
Share of results of equity investees	(1,573)	(36,023)	(780)	(120)
Loss before income tax expenses	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Income tax expenses	—	—	—	—
Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(2,486,344)	(3,474,312)	(2,164,245)	(331,686)
Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	22,134	40,333	(47,448)	(7,272)
Total comprehensive loss, net of tax	(2,209,425)	(2,869,110)	(1,696,622)	(260,020)
Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—
Comprehensive loss attributable to ordinary shareholders of Missfresh Limited	(2,464,210)	(3,433,979)	(2,211,693)	(338,958)
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share — Basic and diluted	(30.78)	(39.82)	(21.94)	(3.36)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	80,775,998	87,258,997	98,647,803	98,647,803
Non-GAAP Measure:
Adjusted net loss (2)	(2,215,906)	(2,777,021)	(1,589,698)	(243,633)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	5,880	36,185	15,939	2,443
Technology and content	9,773	96,237	43,537	6,672

Total	15,653	132,422	59,476	9,115

(2)	See ‘‘— Non-GAAP Financial Measure.’’

The following table presents our summary consolidated balance sheets data as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	2,611,345	553,140	866,113	132,738
Restricted cash	1,471	7,958	56,269	8,624
Accounts receivable, net	9,261	55,226	41,403	6,345
Inventories, net	133,991	169,292	173,688	26,619
Prepayments and other current assets	248,563	318,331	192,824	29,552
Total current assets	3,173,785	1,103,947	1,449,423	222,135
Operating lease right-of-use assets, net	362,686	677,496	469,644	71,976
Property and equipment, net	120,434	223,767	143,864	22,048
Total assets	3,754,096	2,101,506	2,162,762	331,459
Short-term borrowings	20,000	204,998	830,000	127,203
Accounts payable	739,438	1,419,339	1,088,431	166,809
Deferred Revenue	87,273	110,398	119,214	18,270
Accrued expenses and other current liabilities	684,133	389,439	347,468	53,254
Operating lease liabilities, current	172,064	294,598	252,740	38,734
Convertible note and loan	—	—	248,878	38,142
Total current liabilities	1,702,908	2,418,772	2,897,848	444,116
Total liabilities	1,861,368	2,741,988	3,069,281	470,389
Total mezzanine equity	5,874,619	6,642,966	8,529,146	1,307,149
Total shareholders’ deficit	(3,981,891)	(7,283,448)	(9,435,665)	(1,446,079)
Total liabilities, mezzanine equity and shareholders’ deficit	3,754,096	2,101,506	2,162,762	331,459

The following table presents our summary consolidated statements of cash flow data for the years indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,723,783)	(1,966,946)	(1,611,788)	(247,019)
Net cash used in investing activities	(342,134)	(36,032)	(235,009)	(36,016)
Net cash provided by/(used in) financing activities	3,973,275	(81,901)	2,274,980	348,656

Effects of exchange rate changes on cash and cash equivalents and restricted cash	22,249	33,161	(66,899)	(10,251)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,929,607	(2,051,718)	361,284	55,370
Cash, cash equivalents and restricted cash at beginning of the year	683,209	2,612,816	561,098	85,992

Cash, cash equivalents and restricted cash at end of the year	2,612,816	561,098	922,382	141,362

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net loss, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation expenses.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation expenses.

The exclusion of share-based compensation expenses in calculating this non-GAAP financial measure facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. Such adjustments have no tax impact. Accordingly, we believe that the use of this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss, for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Add:
Share-based compensation expenses	15,653	132,422	59,476	9,115

Adjusted net loss	(2,215,906)	(2,777,021)	(1,589,698)	(243,633)

Key Operating Data

We regularly review a number of key operating data to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The following table presents certain of our key operating data for the periods indicated or as of the dates indicated:

	For the Year Ended December 31,
	2018	2019	2020
Annual effective user (in thousands)	5,082.6	7,172.2	8,676.1
Annual spending per effective user (RMB)	558.0	690.4	712,8
Number of items purchased by effective users (in thousands)	245,271	450,435	554,934
Total orders placed by effective users (in thousands)	32,480	59,098	65,062

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Relating to Doing Business in China” below.

Risks Related to Our Business and Industry

If we are unable to manage growth or execute our strategies effectively, our business and prospects or investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our Class B ordinary shares and/or ADSs may decline.

We have experienced rapid growth since we commenced our business in 2014. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our business, results of operations and financial condition depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we plan to further improve our fulfillment infrastructure and technology platform and continue to optimize our product offerings. We also intend to continue to invest significant resources in training, managing and motivating our workforce. In addition, as we optimize our product offerings, we will need to work with new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. We may have limited or no experience for certain new product offerings, and our expansion into these new product offerings may not achieve broad user acceptance. In addition, these offerings may present new and difficult technological or operational challenges, and we may be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All these endeavors involve risks and will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or neighborhood retail industry in China, supply chain bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our Class B ordinary shares and/or ADSs could decline.

As the pioneer of DMW model, we continue to innovate our business and invest heavily in R&D. Failure to continue to innovate our technology or develop new technologies and offerings to adapt to changing user needs could harm our growth.

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and user preferences. The neighborhood retail industry is characterized by rapid technological evolution, including frequent introductions of new products and services embodying new technologies. Any technology development in the neighborhood retail industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and growth prospects depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased consumer demands or service subscribers on our platforms to ensure more efficient management. However, while we have continuously enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or developing new technologies to adapt to changing user needs and industry breakthrough and the failure to do so could harm our reputation and business and may also impede our growth.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. However, the development of websites, mobile apps, technology platforms, software solutions and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully innovate or effectively use new technologies to meet customer needs or emerging industry standards and any failure to do so may render our services less competitive or attractive, and our growth, business and prospects may be materially and adversely affected.

We have a history of net losses and negative cash flows, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB2,231.6 million, RMB2,909.4 million and RMB1,649.2 million (US$252.7 million) in 2018, 2019 and 2020, respectively. Net cash used in our operating activities was RMB1,723.8 million, RMB1,966.9 million and RMB1,611.8 million (US$247.0 million) in 2018, 2019 and 2020, respectively. We recorded total current liabilities of RMB1,702.9 million, RMB2,418.8 million and RMB2,897.8 million (US$444.1 million) as of December 31, 2018, 2019 and 2020, respectively.

Our costs and expenses will likely increase in the future as we expect to enhance our on-demand retail and fulfillment capabilities, develop and launch new service offerings and solutions, retain and expand customer base in existing market and penetrate into new markets, and continue to invest and innovate in our technology infrastructure. Any of these efforts may lead to significant capital investment and recurring costs, different revenue and cost structures, and take us a long period of time to achieve profitability, if at all. In addition, these efforts may be more costly than we expect and may not result in increased revenue or growth in our business.

Our ability to achieve profitability depends on our ability to improve our market position and profile, expand our online platforms, maintain competitive pricing, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. If we are unable to generate adequate revenue growth and manage our costs and expenses, we may not be able to achieve profitability or positive cash flow on a consistent basis, which may impact our business growth and adversely affect our financial condition and results of operations.

As we continue to revolutionize the neighborhood retail industry with our intelligent fresh market business and recently launched retail cloud business initiative, we may not be able to achieve our expected returns from such new business lines or sustain our historical overall growth rates.

We launched our intelligent fresh market business in the second half of 2020 and just started the retail cloud business initiative for fresh markets and retailers to revolutionize the neighborhood retail business. Our expansion of new business lines and services may result in unseen risks, challenges and uncertainties. We may incur additional capital expenditure to support the expansion of our intelligent fresh market and retail cloud business initiatives. In addition, due to the limited operating history of these new business lines, there is no guarantee that we may increase our revenues generated from such new businesses. Also, our failure to manage costs and expenses and evaluate consumer demands with respect to such new businesses could materially and adversely affect the prospects of us achieving overall profitability of and recouping our investments in these new business lines. Moreover, these new business lines may require significant managerial, financial, operational and other resources. We may also face higher regulatory, legal and counterparty risks from entering into contracts with third-party fresh markets or retail businesses. If we fail to manage the development of these new business lines successfully, our growth potential, business and results of operations may be materially and adversely affected.

If we are unable to provide superior consumer experience through timely delivery and high-quality grocery, our business may be materially and adversely affected.

The success of our business hinges on our ability to provide a superior consumer experience, which in turn depends on a variety of factors, including our ability to continue to offer high-quality products at competitive prices, directly source products to respond to consumer demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and superior customer service.

We rely primarily on our own smart supply chain infrastructure to deliver our retail products. Interruptions or failures in our supply chain or delivery services could prevent the timely delivery of our products. These interruptions may be due to unforeseen events that are beyond our control, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept our products and have less confidence in our services. Furthermore, our own delivery personnel act on our behalf and, in most instances, interact with our consumers personally. We have in the past received consumer complaints from time to time regarding our delivery services. Any failure to provide high-quality retail services to our consumers may negatively impact the user experience of our consumers, damage our reputation and cause us to lose consumers.

Any failure in our service efficiency and product and service quality could damage our brand image and substantially harm our business.

We believe that the recognition and reputation of our MissFresh brand among our customers and suppliers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a compelling shopping experience to consumers;

•	maintain the relevance, diversity, quality and authenticity of the products we offer;

•	maintain the efficiency, reliability and quality of our products sold and services;

•	maintain or improve consumers’ satisfaction with our after-sale services;

•	increase brand awareness through marketing and brand promotion activities; and

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preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, consumer and supplier relationships, internet security, product quality, price or authenticity, or other issues affecting us or other neighborhood retail businesses in China.

If we are unable to provide our services in a timely, reliable, safe and affordable manner, our reputation, consumer loyalty, and business could be negatively affected. If products and items are not delivered on time or are delivered in a damaged condition, our consumers and individual senders may lose confidence on us. Our reputation and brand may be adversely damaged and we may lose consumers.

A public perception that low-quality or overpriced products are sold on our mobile app, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers or retain our current consumers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our application, products and services, it may be difficult to maintain and grow our consumer base, and our business and growth prospects may be materially and adversely affected.

Any actual or alleged illegal activities by our employees (including our senior management) and delivery riders could subject us to liability or negative publicity. These activities may also affect our employees’ ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to offer products and services that attract new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. Constantly changing consumer preferences have affected and will continue to affect the retail industry, in particular the neighborhood retail industry. If consumers cannot find their desired products on our mobile app or Mini Programs at attractive prices, they may lose interest in us and visit our mobile app or Mini Programs less frequently or even stop visiting our mobile app or Mini Programs altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

Any material interruptions in the operation of our smart supply chain, quality control centers and DMWs may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the smooth operation of our smart supply chain, quality control centers, and DMWs. Our fulfillment infrastructure may be vulnerable to damages caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our quality control centers or DMWs were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all in the region served by the main warehouse or DMW. For example, business operations at our quality control centers or DMWs had been temporarily disrupted in various ways during the COVID-19 outbreak in 2020 in China. In addition, those events that could damage our smart supply chain infrastructure, such as fire and flood, may also result in damages to our inventory stored in or delivered through our DMWs, and in such event, we would incur losses as a result.

We face intense competition and we may lose market share and consumers if we fail to compete effectively.

The neighborhood retail industry in China is intensely competitive. We compete for consumers, orders and products. Our current or potential competitors include major e-commerce companies in China that offer a wide range of product categories, major traditional retailers in China that are moving online, and other online and offline retailers and e-commerce companies focused on grocery product category. See “Business—Competition.” In addition, new and enhanced technologies may increase the competition in the neighborhood retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits or rebates to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

We have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing business, such as Beijing Meiriyitao Share Science Technology Co., Ltd. If we are presented with appropriate opportunities, we may continue to invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will grow as rapidly as before, or at all.

We commenced operations in 2014, and have a limited operating history. Our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

Uncertainties relating to the growth and profitability of the neighborhood retail industry in China in general, and the on-demand DMW retail industry in particular, could adversely affect our revenues and business prospects.

We generated 98% of our revenues from our on-demand DMW retail business in 2020. The long-term viability and prospects of various online neighborhood retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online neighborhood retail industry in China, which may be beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of consumers, as well as changes in consumer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer online;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, logistics, payment and other ancillary services associated with grocery shopping.

A decline in the popularity of online shopping in general, or any failure by us to adapt our online platforms and improve the online shopping experience of our consumers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

In addition, the Chinese government has also recently stepped up the regulation of online platforms, with respect to antitrust, data privacy, content monitoring and other compliance matters. Future governmental regulations could adversely affect our net revenues and business prospects.

Furthermore, the neighborhood retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

Failure to maintain the quality and safety of our products could adversely impact our reputation, results of operations and financial performance.

We believe that high quality standards differentiate us from our competitors and enable us to expand user base and maintain a broad base of loyal consumers and have contributed significantly to the growth and success of our business. Maintaining and enhancing such consumer confidence is critical to our business and competitiveness, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations.

The PRC Regulation for the Implementation of the Food Safety Law, or the Regulation of Food Safety Law was amended on December 1, 2019. The Regulation of Food Safety Law outlines detailed rules for monitoring and assessment of food safety risk, food safety standards, food production and food business, food inspection, food import and export and other matters. Pursuant to the Regulation of Food Safety Law, certain violations of the food safety law may result in severe administrative and criminal penalties imposed on the Company, as well as its legal representatives, senior management in charge, directly accountable person-in-charge and other directly accountable employees. Penalties imposed on our company could negatively affect our business operations and have a material adverse impact on the Company’s reputation.

Concerns regarding the quality or safety of our food products or our food supply chain, even if factually incorrect or based on isolated incidents, could cause consumers to avoid purchasing certain products from us, or to seek alternative food sources. Any report linking Missfresh to food contamination, food tampering, mislabeling, or other food safety issues could adversely impact sales and our business and growth prospects may be materially and adversely affected.

Our expansion into new product categories and substantial increase in the number of SKUs may not meet consumer demand and may expose us to new challenges and more risks.

In recent years, we have expanded our product offerings of grocery to include fruits, vegetables, meat and seafood, dairy and prepared foods and FMCG products. Expansion into diverse new product categories and substantially increased number of products and SKUs involves new risks and challenges. Our lack of familiarity with new products and lack of relevant consumer data relating to such products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories. In addition, we import certain products. Under the applicable import and export regime and regulations of the relevant jurisdictions, we may be required to obtain certain licenses, approvals, permits, registrations and/or filings for the import and export of certain types of our products to offer on our platforms. Due to the complexity of the import and export regime and regulations and the wide variety of our products, we cannot assure you that we have complied with and will be able to comply with all applicable regulations in full. If we are found to be in violation of any such regulation, we may be subject to fines and other penalties.

The COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations and financial condition.

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. More consumers have adopted online grocery shopping as a result of COVID-19 lockdown policies in China. Pandemic-induced online shopping may not be sustained, and in future periods our revenue may decline. The increasing demand during the pandemic, coupled with travel and transportation restrictions in China, also put a strain on our supply chain and delivery services. As a result, our operations were impacted by delays in business activities, commercial transactions and general uncertainties surrounding the government’s business and travel restrictions. In the first half of 2020, travel restrictions resulted in the short-term shortage of migrant workers in large cities, which had temporarily adversely affected our delivery capacity. Our acquisition of new consumers through ground promotion was also impacted due to governmental restrictions on social gathering. Moreover, we took a series of measures in response to the pandemic to protect our employees, including, among others, temporary closure of our offices and warehouses, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations. We have also provided our delivery riders with masks, hand sanitizers and other protective equipment immediately after the outbreak, which had increased and may continue to increase our operating expenses. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. Finally, due to the strict COVID-19 inspection policies and public health controls in China, if our products were detected with COVID-19 virus, we may need to incur significant time and resources in response to governmental enforcement actions and other publicity-related issues.

The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that COVID-19 or any other pandemic or natural disaster harms the Chinese economy in general. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas, where we commenced the operation of our on-demand DMW retail business from covering top-tier cities in China and have continued to expand our geographical reach to smaller and lower-tier cities. Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in third- and lower-tier cities in China, the order density in those smaller, less developed areas may not be sufficient to allow us to operate in a cost-efficient manner, and we may need to adjust our pricing methodologies to adapt to local economic condition. Similarly, the expansion of our intelligent fresh market business may present operating, marketing and compliance challenges that differ from those that we currently encounter. We cannot assure that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

In addition, our lack of understanding of consumers or familiarity with suppliers, merchants and market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be one or more existing market leaders in any geographical area where we operate or decide to expand. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the relevant local authorities at the place where the premises are located and obtain business licenses for them as branch offices. As of the date of this prospectus, our business in certain local markets is being carried out without completing such registration with the local regulators. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. If we become subject to penalties or other administrative proceedings for failure to complete such required registrations, our reputation, business, and results of operations could be materially and adversely affected.

If we fail to manage and expand our relationships with our suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source products directly from product origin for our neighborhood retail business. We worked with over 2,300 suppliers in 2020. Our suppliers include domestic and cross-border manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to directly procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with suppliers and renew them on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our sales of products through online platforms and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. In addition, our annual accounts payable turnover days from our on-demand DMW retail business were 40 days in 2018, 55 days in 2019 and 72 days in 2020. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our consumers, or to offer these products at competitive prices. In addition, there can be no assurance that our suppliers will comply with the policies and procedures. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. Finally, if we fail to retain important existing suppliers or attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

We may not have effective control over the merchants in our intelligent fresh markets, and we may be subject to significant costs and reputational harm in the event these merchants violate any laws or regulations applicable to our operations.

Merchants in our intelligent fresh markets are not our employees and do not enter into any employment contracts with us. Accordingly, we are not in a position to provide the same level of control over and oversight of suppliers for our neighborhood retail business or merchants in our intelligent fresh markets as we would if they were our employees. Consumers may associate merchants in our intelligent fresh markets with us and hold us accountable for any misconduct by the merchants. We may be subject to lawsuits or reputational harm if, for example, a supplier or merchant conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conducts of our market merchants to comply with the regulatory regime in China and protect our goodwill, there can be no assurance that suppliers or merchants will comply with the policies and procedures. Violations by market merchants of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by suppliers or merchants of the policies and procedures, we cannot assure you that we will not face such problems in the future.

We may not be able to exert adequate management, supervision and control over our delivery riders.

We rely on our delivery riders to provide local on-demand delivery to fulfill customer orders. We engage third-party service providers who deploy their employees, as well as engage independent contractors, to provide delivery services for products offered on our platforms. These delivery riders, who are not our employees, have a significant amount of direct interactions with our consumers, and their service quality has a direct impact on our brand. However, since these delivery riders are not our employees, our management, supervision and control over them is relatively limited as compared to our own employees. Although we have implemented mandatory trainings to all of our delivery riders, established service standards across our network, and provided incentives based on periodic evaluations, we may not be able to exert adequate management, supervision and control over their service quality. If any delivery riders fail to perform in accordance with our instructions, policies and business guidelines, our merchants and consumers for item pick-up and delivery, our reputation, business and results of operations could be materially and adversely affected.

If the delivery riders violate any relevant requirements under the applicable laws and regulations or their agreements with us, users may file claims or complaints against us, as the delivery riders provide delivery services through our platforms. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources, and therefore harm our business. In addition, we constantly have a vast number of delivery riders in transportation, performing local on-demand delivery services on our Missfresh platform. Therefore, we are subject to isolated complaints and negative publicity regarding the services and behaviors of these delivery riders due to their mass even if we could exert adequate management, supervision and control over them, as such risks are inherently associated with companies operating in labor intensive industries.

Finally, our agreements with the outsourced delivery agencies, delivery service providers or other third-party platforms typically provide that we are not liable to the delivery riders if the outsourced delivery agencies, delivery service providers or other third-party platforms fail to fulfill their contractual duties to these delivery riders. However, if the outsourced delivery agencies, delivery service providers or other third-party platforms violate any relevant PRC laws and regulations, including labor, employee benefits, housing provident funds and social security insurance, or their employment agreements with the delivery riders, or if any delivery riders employed by them suffered from any personal injuries or death, claims or complaints may be filed against us. As a result, we may incur legal liability, and our reputation, business, financial conditions and results of operations could be materially and adversely affected.

Further, a PRC regulatory determination that reclassifies a delivery rider as an employee of us could cause us to incur significant additional expenses resulting from the potential application of labor and employment laws to compensate delivery riders, including employee benefits, social security contributions and housing provident funds, as well as the application of relevant taxes and governmental penalties or other legal sanctions. Further, any such reclassification would require us to fundamentally change our pricing methodologies and business model, and consequently have an adverse effect on our business, financial condition and results of operations.

Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to effectively conduct marketing activities and continue to grow our user base, and our business may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of products and provision of services. Our brand promotion and marketing activities may not be well received by consumers and may not result in the levels of sales of product that we anticipate. We incurred RMB795.5 million, RMB740.0 million and RMB589.2 million (US$90.3 million) of sales and marketing expenses in 2018, 2019 and 2020, respectively. Marketing approaches and tools in the neighborhood retail industry in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our success depends on our ability to expand user base and retain new consumers through online marketing. We leverage social networks in China as a tool for member and user acquisition and engagement. For example, we leverage social media to enable consumers to share product information and their experiences with products on our platforms to their friends, family and other social contacts, who can purchase such products directly via the links shared by the consumers through social networks. To the extent that we are banned from using some or all functions of such social networks, or fail to leverage such social networks, our ability to expand user base and retain consumers and other users, and maintain an active community may be severely harmed. If our social media channels change their functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us or discontinues its functions or support in general, we may not be able to locate alternative platforms of similar scale to provide similar functions or support in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component.

In addition, we source our products from a variety of local, regional, national and international suppliers, and we rely on them to meet our quality standards and supply products in a timely and efficient manner. There is, however, no assurance that high-quality and safe food and beverage products will be available to meet our needs. Competition has increased for high-quality and safe food products. As other competitors significantly increase comparable product offerings, if new laws require the reformulation of certain products to meet tougher standards, or if natural disasters or other catastrophic events occur, the supply of these products may be constrained.

If we fail to manage our inventory effectively or negotiate favorable credit terms with suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

We plan to further expand our quality control centers and DMWs. If we are unable to maintain our current fulfillment infrastructure and expand successfully, our business prospects and results of operations may be materially and adversely affected.

We believe that our own fulfillment infrastructure, consisted of strategically located quality control centers and DMWs, is essential to our success. As of December 31, 2020, we operated 10 quality control centers and 622

DMWs in 16 cities. We are building additional quality control centers and DMWs to increase our fulfillment capacity and to improve our fulfillment workflow and processes. As we continue to expand our fulfillment and DMW network and capacity, our fulfillment network is becoming increasingly complex and challenging to manage and operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may require significant managerial, financial, operational and other resources. If we fail to renew leases on existing quality control centers or DMWs or fail to manage new sites successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if our competitors dominate the markets we expand into.

We may not be able to recoup the investments we make to expand and upgrade our smart supply chain, quality control centers and DMWs, automation and intellengtization and other technology capabilities.

We have invested and may continue to invest significant sums in expanding our upgrading our technology platform, our RAIN. We may continue to invest heavily in our technology platform and smart supply chain capabilities for a number of years. We may also continue to add personnel and other resources to our technology platform and smart supply chain as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Some of our DMWs are managed by third-party partner managers, and we may be subject to significant costs and reputational harm in the event that partner managers fail to meet our operating standards.

Some of our DMWs are managed by third-party partner managers. We enter into service agreements with third-party service providers who enter into sub-contractor agreements with the partner managers who are not our employees. These third-party partner managers are required to operate DMWs in accordance with the standards we provide in our agreements. While we may oversee the performance of partner managers and replace partner managers that do not meet our standards, management of partner managers may not be as timely and effective as they were our employees. If we are unable to enter into new agreements or extend existing agreements with these partner managers on terms and conditions acceptable to us, we may not be able to find alternative partner managers to provide similar services in a timely and reliable manner, or at all. Any termination of our arrangements with partner managers could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of e-commerce seasonality patterns and new patterns associated with neighborhood retail in particular. For example, we may experience flucturations in user traffic and purchase orders during weekends, national holidays, promotional seasons such as November 11th. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our shares may fluctuate from time to time due to seasonality.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Zheng Xu, our founder, chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations, research and development, and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, research and development, marketing and other personnel with experience in the neighborhood retail industry. Research and development personnel are essential to our long-term success, as we are a company that competes with innovative service and business models like our intelligent fresh market and retail cloud services. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, our RAIN, customer service team and other operational functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our smart supply chain also requires a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our quality control centers and DMWs. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We face risks associated with the misconduct or illegal activities of our employees, suppliers and their employees, and other related personnel.

We rely on our employees to maintain and operate our business and have implemented a series of code of conduct to guide the activities of our employees. However, we do not have control over the actions of our employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. For example, certain of our ex-employees had been found to have engaged in misconduct involving embezzlements and other fraudulent activities in their roles as operation-level personnel in the past. Although such incidents did not result in any material losses to our company and we have further enhanced our internal compliance programs afterwards, we cannot guarantee that our policies and procedures will be effective in preventing similar fraudulent or illegal activities from occurring in the future. In the event we are subject to misconduct and misuse of our platforms for inappropriate or illegal purposes by any of our employees, suppliers and their employees, claims may be brought against us and we may incur material financial losses or reputational harms. In response to allegations of illegal or inappropriate activities conducted through our platforms or as part of business operations, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions. In addition, our customers may suffer or allege to have suffered physical, financial or emotional harm caused by such misconducts or illegal activities, and our business and public perception of our brand may be materially and adversely affected as a result.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our mobile app, Mini Programs and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to expand user base and retain consumers and provide quality customer service. All of our sales of products are made online through our mobile app. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the neighborhood retail industry in China, we believe we are a particularly attractive target for such attacks. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce user satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, weekends and pandemic lockdowns, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s internet infrastructure or our third-party technology service providers could impair our ability to sell products over our mobile app, which could cause us to lose consumers and harm our operating results.

Almost all of our sales of products are made online through our mobile app. Our business depends on the performance and reliability of the internet infrastructure in China and our third-party technology service providers. The availability of our mobile app depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our consumers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give consumers access to our mobile app. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we receive services. Service interruptions prevent consumers from accessing our mobile app and placing orders, and frequent interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us to lose consumers and harm our operating results.

If we fail to adopt new technologies or adapt our mobile app, Mini Programs and systems to changing consumer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile application. The industries we operate in are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as AI, big data and cloud services. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile application, proprietary technologies and systems to meet consumer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Consumer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our direct sales consumers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our consumers downloading our specific mobile app for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our application receives unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have consumers use our mobile application. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our consumers to access and use our sites on their mobile devices, or if our consumers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our consumer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the neighborhood retail industry is the secure storage of confidential information and its secure transmission over public networks. Almost all of the orders and some of the payments for products we offer are made through our websites and our mobile app. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our consumers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, with the rapid development of our AI, big data and cloud technologies and services, we have accumulated a large volume of data, which covers consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, customer service information, among others. We also formed strategic partnerships with some leading mobile internet companies to leverage their powerful big data resources, massive user bases and AI-driven technologies. Maintaining complete security for the storage and transmission of confidential information on our technology platform is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and consumer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our consumers’ visits to our websites and use of our mobile app. Such individuals or entities obtaining our consumers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our consumers may choose to make payment for purchases. The contracted third-party delivery riders we use to fill in peak demands may also violate their confidentiality obligations and disclose or use information about our consumers illegally. Any negative publicity on our websites’ or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third parties and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

As neighborhood retail industry and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party service subscribers. For example, the PRC Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The PRC Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the PRC Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. In addition, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020) in March 2020, which replaced the previous standard GB/T 35273-2017 and took effect in October 2020. Pursuant to these standards, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. Moreover, the SAMR has issued the Measures for the Supervision and Administration of Online Transactions, or the Measures for Online Transaction on March 15, 2021, which will come into effect on May 1, 2021. Measures for Online Transaction reinforces the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information specified in the PRC Cyber Security Law. It also provides that the business operator through online platform shall not force consumers to agree with the collection and use of their personal information that is not directly related to such operator’s business activities by means of general authorization, default authorization, bundling with other authorization, termination of installation and use. In addition, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, and the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, stores or other business partners on our platforms. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential customers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our consumers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other consumer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of neighborhood retail and other online services generally, which may reduce the number of orders we receive.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms. For certain payment methods, we pay various service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we accept. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our product delivery, return and exchange policies may materially and adversely affect our results of operations.

We have adopted delivery policies that do not necessarily pass the full cost of delivery onto our customers. We also have adopted return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended PRC Consumer Protection Law, which became effective in March 2014, except for certain types of products, such as custom-made goods, fresh and perishable goods, digital products such as audio-visual products, computer software, downloaded online or unpacked by the consumer, newspapers and periodicals, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Regulations—Regulation Related to Consumer Protection and Product Quality.” These policies are intended to improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, they also subject us to additional costs and expenses which we may not recoup through increased revenue. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operation.

Our use of some leased properties could be challenged by third parties or government authorities due to title defects and non-compliance issues, which may cause interruptions to our business operations.

As of December 31, 2020, we had 638 leased properties for our offices, quality control centers, DMWs and fresh markets. We may need to relocate for a number of reasons. For example, we may not be able to successfully renew leases upon expiration of the current term, and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. The lessors of a small number of our leased properties, including our two quality control centers in Beijing, have not provided us with proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities to lease such properties to us for our commercial uses, our leases could be challenged by third parties or invalidated by applicable governmental authorities. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in most of our leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential maximum penalty of RMB10,000 per unit leasehold.

In addition, although PRC laws and rules provide various requirements with respect to fire safety in China, detailed measures and requirements vary materially among different regions and are still evolving, local regulatory guidelines may not be published timely, and the application of such measures are subject to significant uncertainties in various Chinese cities. For example, in certain cities where we operate our warehouses and quality control centers (such as Beijing, Nanjing, Dongguan, Shijiazhuang, Qingdao and Shenzhen), applicable laws and regulations exempt a “construction project” with a construction area of less than 300 square meters (or other criteria as otherwise determined by the local governmental authorities) from the fire protection design and fire safety filing requirements. In contrast, in certain other cities where we operate, such as Tianjin and Suzhou, all construction projects and decoration projects are required to conduct fire safety filing regardless of sizes or investment amounts. Further, a “special construction project” as stipulated in the relevant laws and regulations is subject to (i) fire protection design review before such project commences construction and (ii) fire protection inspection before such project commences operations. In contrast, other construction projects other than a “special construction project” are subject to fire protection inspection filing and routine fire protection inspection and audits from time to time.

Although our quality control centers and DMWs generally do not constitute “special construction projects” as defined under such laws and regulations, some of our DMWs’ building spaces have been redesigned, reconstructed or decorated by us to fit our needs to store fresh products, and some of such redesigned, reconstructed or decorated DMWs have a construction area that is more than 300 square meters. For all of such redesigned, reconstructed or decorated DMWs having a construction area more than 300 square meters, we have not yet completed the required fire safety filings with the relevant governmental authorities. While we have not received any government order or penalty resulting from such non-compliance, we cannot assure you that we will not be subject to penalties, fines, orders to rectify or other administrative proceedings. We are currently in the process of taking necessary measures to comply with the relevant fire safety laws and regulations with respect to these properties, however, we cannot assure you that we will complete all required fire safety filings and fulfill all applicable fire safety inspections in a timely manner as required by local regulatory authorities. As a result, our use of such properties may be adversely affected. In the event our use of such warehouses is deemed to be in violation of such laws, regulations or requirements, we may be subject to penalties, fines, or forced to relocate from the affected operations.

We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to our leasehold interests in or use of such properties, or involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We cannot assure you that our use of such leased properties will not be successfully challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices, warehouse facilities, quality control centers and fresh markets that we operate. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the National Development and Reform Commission, or NDRC, the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, the Ministry of Transport and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the neighborhood retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, pricing, consumer protection, food safety, product quality, licenses and permits for various business activities, and foreign investment.

Certain of our subsidiaries or local branches in China were established without obtaining the prior approval from the relevant government authorities that supervise the relevant industries, and some obtain the relevant permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain additional approvals or permits from proper level of government authorities to cure any historical defects. If the relevant government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

Although most of our PRC subsidiaries, local branches, quality control centers and DMWs which engage in the food operations have already obtained their Food Operation Permits or completed the required filing of their respective addresses in the Food Operation Permits in accordance with applicable laws and requirements, as we expand into new geographical areas rapidly, a small number of our DMWs and vending machines used have not completed the required filing of their addresses in relevant Food Operation Permits with local administrations in a timely manner. While we have not received any government order or penalty resulting from such failure, we cannot assure you that we will not be subject to penalties, fines, orders to rectify or other administrative proceedings. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

Furthermore, the e-commerce industry is highly regulated by the PRC government. For example, the Pricing Law of the People’s Republic of China prohibits a business operator from committing specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our mobile app. We have made great efforts to obtain all the applicable licenses and permits, but due to the large and expanding number of products sold on our mobile platforms, we may not always be able to do so. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require us to obtain additional licenses and permits or to comply with new regulatory requirements. The PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce retail industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business. For example:

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In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. Substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses.

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In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. As the guidelines were newly promulgated, it is still uncertain as to the specific impact on our business or results of operations and prospects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties.

In April 2021, SAMR, together with the Office of the Central Cyberspace Affairs Commission and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in the PRC, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

In conclusion, if we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. In addition, if we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to upgrade the licenses or permits we currently have. We will strive to obtain and upgrade the relevant licenses and permits, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits in a timely manner, or at all. Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our PRC subsidiaries or consolidated variable interest entities could materially and adversely affect our business, financial condition and results of operations.

We may be subject to product liability claims.

The products sold by us through our neighborhood retail business may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at all locations of our DMWs within China. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In 2018, 2019 and 2020, our net cash used in operating activities was RMB1,723.8 million, RMB1,966.9 million and RMB1,611.8 million (US$247.0 million), respectively. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2018, 2019 and 2020, we had short-term borrowings of RMB20.0 million, RMB205.0 million and RMB830.0 million (US$127.2 million), respectively, and convertible note and loan of nil, nil and RMB248.9 million (US$38.1 million), respectively. Under our current debt financing arrangement and any debt financing arrangement that we may enter into in the future, we may be subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat mobile apps that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the neighborhood retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or

(iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions.

In addition, we strive to closely monitor the products offered on our platforms, and also require suppliers to indemnify us for any losses we suffer or any costs that we incur in relation to the products we source from such suppliers on our platforms. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have granted and may continue to grant restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. As of the date of this prospectus, the awards that have been granted to our directors, officers, employees, consultants and other personnel and remain outstanding included (i) options to purchase an aggregate of 28,945,162 Class B ordinary shares, and (ii) restricted share units to receive an aggregate of 3,113,456 Class B ordinary shares. We recorded the share-based compensation expenses of RMB15.7 million, RMB132.4 million and RMB59.5 million (US$9.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We believe the granting of share-based awards is of significant importance to our ability to expand user base and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. A number of the share-based awards will become vested upon the completion of this offering, and we will then record share-based compensation expenses of RMB152.9 million (US$23.4 million) upon the completion of this offering.

We may be the subject of anti-competitive, harassing or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, consumers and revenues and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, consumers and revenues and adversely affect the price of our Class B ordinary shares and/or ADSs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our consumers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business had been adversely affected by the outbreak of COVID-19 in China due to negative impacts to our supply chain and fulfillment operations. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We may be subject to legal and regulatory proceedings and may continue to be subject to these proceedings from time to time in the ordinary course of our business.

We are subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, user complaints, food quality and safety, intellectual property disputes, promotional activities, pricing activities, consumer protection, data and privacy protection, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of retailers, merchants and delivery riders on our platforms. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

As our digital economy expands, including across jurisdictions and through the addition of new businesses, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations.

In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

If we fail to remediate our material weakness and implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

For the fiscal year ended December 31, 2020, we are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2010, and the impact of COVID-19 on the Chinese economy in 2020 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and substantially all of our assets and operations are located in China. In addition, substantially all our officers and directors reside within China and substantially all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed below in “Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation, or the SAMR, the successive authority of MOFCOM, before they can be completed. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises, or NDRC Order No.11, which became effective from March 1, 2018. NDRC Order No.11 states that PRC residents must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled offshore special purpose vehicles. Pursuant to the Measures for the Administration of Outbound Investment published by the MOFCOM in August 2014, and the Administrative Measures for Outbound Investment of Enterprises published by the NDRC in December 2017, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches.

We have been notified that our founders who are PRC residents have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37, or NDRC Order No. 11, or other outbound investment related regulations or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations, approvals or filings required by, SAFE regulations or other outbound investment related regulations. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. If any of our beneficial owners who are PRC residents fails to comply with NDRC Order No. 11 or other outbound investment related regulations, the investments of such beneficial owners in us could be subject to suspension or termination, while our beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation Related to Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulation Related to Stock Incentive Plan.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the applicable laws. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, our PRC subsidiaries may also be required to withhold a value-added tax of 6% and an income tax of 10% (or 7% if paid to a resident of Hong Kong who qualifies for the benefits of the tax treaty between China and Hong Kong) and other tax as applicable on interest paid under any cross-border shareholder loan. Prior to the payment or any interest on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that loan.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). It is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class B ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7

extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, and the income tax of an enterprise that has been determined to be a technologically advanced service enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiary, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules, adopted by six PRC regulatory agencies, requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on the [New York Stock Exchange/Nasdaq Stock Market] in the context of this offering.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and principally rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and its subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows from China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our consumers who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract Law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We deploy personnel supplied by third-party staffing service providers, who may be classified as our employee or “dispatched workers” by courts, arbitration tribunals or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch were promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed 10% of its total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries have failed to make social insurance and housing fund contributions in full for their employees as required by the applicable law. We have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. In addition, certain of our PRC subsidiaries engaged third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies made such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We cannot assure you that our employment practices will be deemed to be in full compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or

the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102 (e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the [New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs on the [New York Stock Exchange/Nasdaq Stock Market]. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. Such factors include:

•	regulatory developments affecting us or our industry, consumers or supply chain partners;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in our industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

•	sales or perceived potential sales of additional Class B ordinary shares or ADSs; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees with equity incentives.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate

and substantial dilution of US$             per ADS, representing the difference between the initial public offering price of US$             per ADS and our adjusted net tangible book value per ADS as of December 31, 2020, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class B ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, principal shareholders and their affiliated entities together beneficially own over 50% of our outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, principal shareholders and their affiliated entities together will beneficially own approximately         % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or         % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that the existing shareholders or their affiliates may purchase in this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our authorized share capital will be divided into Class A ordinary shares and Class B ordinary shares effective immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class B ordinary shares will be entitled to one vote per share, while holders of Class A ordinary shares will be entitled to [twenty] votes per share. We will issue Class B ordinary shares represented by our ADSs in this offering. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. After this offering, the holder of Class A ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class A ordinary shares may be dilutive to the voting power of holders of Class B ordinary shares. Any conversions of Class A ordinary shares into Class B ordinary shares may dilute the percentage ownership of the existing holders of Class B ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class B ordinary shares. In the event that we have multiple holders of Class A ordinary shares in the future and certain of them convert their Class A ordinary shares into Class B ordinary shares, the remaining holders who retain their Class A ordinary shares may experience increases in their relative voting power.

Upon the completion of this offering, [Mr. Zheng Xu, our founder, chairman and chief executive officer, and Mr. Bin Zeng, our founder,] will beneficially own all of our issued Class A ordinary shares. These Class A ordinary shares will constitute         % of our total issued and outstanding share capital immediately after the

completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class A ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class B ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have

ordinary shares issued and outstanding, including                      Class B ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class B ordinary shares and the ADSs.

We will adopt a post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class B ordinary shares, including Class B ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class B ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class B ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class B ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class B ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class B ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class B ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We agree to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class B ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class B ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class B ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class B ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class B ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class B ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the U.S. federal securities laws in federal courts. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under federal law and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under federal law and the laws of the State of New York. See “Description of American Depositary Shares—Jurisdiction and Arbitration” for more information

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class B ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between you as ADS holders and us, or limit your ability to bring a claim in a judicial forum you find favorable. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Class B ordinary shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Class B ordinary shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances. See “Description of American Depositary Shares” for more information.

Our liability and the liability of the depositary under the deposit agreement is limited.

The deposit agreement expressly limits our obligations and the obligations of the depositary. The depositary is only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct. The deposit agreement also limits our liability and the liability of the depositary. The depositary and any of its agents also disclaim any liability under various circumstances. See “Description of American Depositary Shares” for more information.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law”.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities”.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance requirements.

As a Cayman Islands company listed on the [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance listing standards. However, [New York Stock Exchange’s/Nasdaq Stock Market’s] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. For example, under Cayman Islands law, we are not required to (i) have a majority of independent directors in our board of directors, (ii) have a minimum of three members in our audit committee, (iii) have a compensation committee composed entirely of independent directors, (iv) hold annual shareholders meetings, or (v) obtain shareholders’ approval for issuance of new shares or adoption of share incentive plans. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [New York Stock Exchange’s/Nasdaq Stock Market’s] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of

2002, as well as rules subsequently implemented by the SEC and the [New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the neighborhood retail market, intelligent fresh market and retail cloud services market;

•	our expectations regarding demand for of our products and services;

•	our expectations regarding our relationships with our consumers, suppliers and other business partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The neighborhood retail market, intelligent fresh market and retail cloud services market in the PRC may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            ,            assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•

approximately     % for our on-demand DMW retail business, including sales and marketing, upgrade of technology infrastructure and supply chain, and expansion and upgrade of network of quality control centers and DMWs;

•	approximately % for our development of the retail cloud business initiative, research and development, and product development;

•	approximately % for our further development of intelligent fresh market business; and

•

approximately     % for general corporate purposes, and the development of strategic initiatives, potential strategic investments and acquisitions to strengthen our ecosystem, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) our issuance of 54,994,026 Series F preferred shares to Qingdao Missfresh Special Purpose Equity Investment Fund (Limited Partnership) on February 9, 2021 in consideration of approximately US$290.0 million, and (ii) the automatic conversion of all of our issued and outstanding preferred shares into Class B ordinary shares on a one-for-one basis upon the completion of this offering, without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus; and

•

on a pro forma as adjusted basis to reflect (i) our issuance of 54,994,026 Series F preferred shares to Qingdao Missfresh Special Purpose Equity Investment Fund (Limited Partnership) on February 9, 2021 in consideration of approximately US$290.0 million, (ii) the automatic conversion of all of our issued and outstanding preferred shares into Class B ordinary shares on a one-for-one basis upon the completion of this offering, and (iii) the sale of                  Class B ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option, without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual		Pro Forma		Pro Forma As Adjusted (1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Convertible note and loan	248,878	38,142	248,878	38,142
MEZZANINE EQUITY:
Series A1 convertible redeemable preferred shares (US$0.0001 par value, 18,888,880 shares authorized, issued and outstanding)	90,933	13,936	—	—
Series A2 convertible redeemable preferred shares (US$0.0001 par value, 11,111,120 shares authorized, issued and outstanding)	64,046	9,815	—	—
Series A3 convertible redeemable preferred shares (US$0.0001 par value, 22,214,240 shares authorized, issued and outstanding)	100,901	15,464	—	—
Series B1 convertible redeemable preferred shares (US$0.0001 par value, 15,719,200 shares authorized, issued and outstanding)	108,154	16,575	—	—
Series B2 convertible redeemable preferred shares (US$0.0001 par value, 39,113,280 shares authorized, issued and outstanding)	215,137	32,971	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 138,743,200 shares authorized, issued and outstanding)	1,679,377	257,376	—	—
Series D1 convertible redeemable preferred shares (US$0.0001 par value, 23,770,041 shares authorized, issued and outstanding)	504,843	77,371	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value, 99,860,054 shares authorized, issued and outstanding)	3,367,250	516,054	—	—
Series E1 convertible redeemable preferred shares (US$0.0001 par value, 25,195,606 shares authorized, issued and outstanding)	820,552	125,755	—	—
Series F convertible redeemable preferred shares (US$0.0001 par value, 53,168,123 shares authorized and 45,582,740 issued and outstanding)	1,397,468	214,171	—	—
Convertible redeemable non-controlling interests	241,750	37,050	241,750	37,050
Receivable from holders of Series E convertible redeemable preferred shares	(61,265)	(9,389)	—	—

Total mezzanine equity	8,529,146	1,307,149	241,750	37,050

SHAREHOLDERS’ DEFICIT:
Class A ordinary shares (US$0.0001 par value, 75,555,520 shares authorized, issued and outstanding)	52	8	52	8
Class B ordinary shares (US$0.0001 par value, 476,660,736 shares authorized and 9,527,219 shares issued and outstanding)	6	1	335	51
Additional paid-in capital (2)	—	—	10,158,523	1,556,862
Accumulated deficit	(9,387,528)	(1,438,702)	(9,387,528)	(1,438,702)
Accumulated other comprehensive loss	(48,195)	(7,386)	(48,195)	(7,386)

Total shareholders’ equity/(deficit) (2)	(9,435,665)	(1,446,079)	723,187	110,833

Total capitalization (2)(3)	(657,641)	(100,788)	1,213,815	186,025

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase/(decrease) in the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$            million.

(3)	Total capitalization is the sum of convertible note and loan, total mezzanine equity and total shareholders’ deficit.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2020 was US$139.0 million, representing US$1.6 per ordinary share and US$             per ADS as of that date, or US$             per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after December 31, 2020, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been US$, or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2020	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options and restricted share units outstanding as of the date of this prospectus. As of the date of this prospectus, there are 28,945,162 Class B ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.10 per share and restricted share units to receive a total of 3,113,456 Class B ordinary shares, and there are 33,304,427 Class B ordinary shares available for future issuance upon the exercise or vesting of future grants of share-based awards under our 2017 Plan. The discussion and tables above also do not take into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus. To the extent that any of these options are exercised or any preferred shares are issued upon any conversion of the outstanding convertible promissory note or any exercise of the call options to purchase certain amount of our preferred shares, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our assets and operations are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                    , located at                    , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given , (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the

Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We were founded in October 2014. From our inception to June 2017, we operated our on-demand DMW retail business through Beijing Missfresh E-commerce Co., Ltd., or Beijing Missfresh, and its subsidiaries, and we used Beijing Missfresh as our holding company to raise early-stage equity financings.

In April 2015, Missfresh Limited was incorporated in the Cayman Islands, and Missfresh HK Limited was then established by Missfresh Limited as a wholly owned subsidiary in Hong Kong. In July 2015, Qingdao Missfresh E-commerce Co., Ltd., or Qingdao Missfresh, was established by Missfresh HK Limited as a wholly foreign-owned enterprise in the PRC to expand our business in the neighborhood retail industry.

To facilitate financing and offshore listing, we decided to use Missfresh Limited as our offshore holding company and completed a restructuring in June 2017. As part of this restructuring, in June 2017, Missfresh Limited gained control over Beijing Missfresh through Qingdao Missfresh by entering into a series of contractual arrangements with Beijing Missfresh and its shareholders. In December 2018, we terminated the contractual arrangements with Beijing Missfresh and its shareholders as the businesses operated by Beijing Missfresh were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and then Missfresh HK Limited acquired 100% of the equity interests in Beijing Missfresh. Qingdao Missfresh was dissolved in July 2019 as it no longer engaged in any substantial business activities.

To expand our business in the neighborhood retail industry, we established Beijing Missfresh Bianligou E-Commerce Co., Ltd., or Beijing Bianligou, in August 2017, and further entered into a series of contractual arrangements with Beijing Bianligou and its shareholders in February 2018, through which Jinan Missfresh Bianligou Network Technology Co., Ltd., or Jinan Bianligou, a wholly foreign-owned enterprise in the PRC established by Mrfresh HK Limited through Mrfresh Limited, our wholly owned subsidiary in Hong Kong, in January 2018, effectively controlled Beijing Bianligou. In May 2019, Missfresh HK Limited acquired 100% of the equity interests in Jinan Bianligou as a result of our business and equity restructuring. In December 2020, we terminated the contractual arrangements with Beijing Bianligou and its shareholders as the businesses operated by Beijing Bianligou were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and Missfresh HK Limited acquired 100% of the equity interests in Beijing Bianligou.

To further expand our business in the neighborhood retail industry, Changshu Missfresh E-Commerce Co., Ltd., or Changshu Missfresh, was established in January 2020 and a new Qingdao Missfresh E-Commerce Co., Ltd. was established in January 2021 by Missfresh HK Limited as wholly foreign-owned enterprises in the PRC.

To launch our intelligent fresh market business operations, Changshu Daily Technology Co., Ltd. was established in August 2020 and Qingdao Daily Market Technology Co., Ltd. was established in November 2020, both of which are currently Missfresh HK Limited’s wholly foreign-owned enterprises in the PRC.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:

Net revenues
Sales of products through online platforms	3,202,738	5,777,413	5,999,675	919,491
Other revenues	343,961	223,983	130,762	20,040

Total net revenues	3,546,699	6,001,396	6,130,437	939,531

Cost of revenues	(3,242,677)	(5,480,499)	(4,940,016)	(757,091)
Fulfilment expenses	(1,239,275)	(1,832,978)	(1,576,944)	(241,677)
Sales and marketing expenses	(795,478)	(740,033)	(589,192)	(90,298)
General and administrative expenses (1)	(287,438)	(377,451)	(298,775)	(45,789)
Technology and content (1)	(230,865)	(469,655)	(369,432)	(56,618)

Total cost and operating expenses	(5,795,733)	(8,900,616)	(7,774,359)	(1,191,473)

Loss from operations	(2,249,034)	(2,899,220)	(1,643,922)	(251,942)

Other income/(expense), net	3,455	(2,574)	23,431	3,591
Interest income/(expense), net	15,593	28,374	(33,119)	(5,076)
Changes in fair value of option and embedded conversion feature	—	—	5,216	799
Share of results of equity investees	(1,573)	(36,023)	(780)	(120)

Loss before income tax expenses	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Income tax expenses	—	—	—	—

Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)

Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,486,344)	(3,474,312)	(2,164,245)	(331,686)

Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	22,134	40,333	(47,448)	(7,272)

Total comprehensive loss, net of tax	(2,209,425)	(2,869,110)	(1,696,622)	(260,020)

Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—

Comprehensive loss attributable to ordinary shareholders of Missfresh Limited	(2,464,210)	(3,433,979)	(2,211,693)	(338,958)

Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share — Basic and diluted	(30.78)	(39.82)	(21.94)	(3.36)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	80,775,998	87,258,997	98,647,803	98,647,803

Non-GAAP Financial Measure: (2)
Adjusted net loss	(2,215,906)	(2,777,021)	(1,589,698)	(243,633)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	5,880	36,185	15,939	2,443
Technology and content	9,773	96,237	43,537	6,672

Total	15,653	132,422	59,476	9,115

(2)	See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

The following table presents our selected consolidated balance sheets data as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	2,611,345	553,140	866,113	132,738
Restricted cash	1,471	7,958	56,269	8,624
Accounts receivable, net	9,261	55,226	41,403	6,345
Inventories, net	133,991	169,292	173,688	26,619
Prepayments and other current assets	248,563	318,331	192,824	29,552
Total current assets	3,173,785	1,103,947	1,449,423	222,135
Operating lease right-of-use assets, net	362,686	677,496	469,644	71,976
Property and equipment, net	120,434	223,767	143,864	22,048
Total assets	3,754,096	2,101,506	2,162,762	331,459
Accounts payable	739,438	1,419,339	1,088,431	166,809
Deferred Revenue	87,273	110,398	119,214	18,270
Accrued expenses and other current liabilities	684,133	389,439	347,468	53,254
Operating lease liabilities, current	172,064	294,598	252,740	38,734
Total current liabilities	1,702,908	2,418,772	2,897,848	444,116
Total liabilities	1,861,368	2,741,988	3,069,281	470,389
Total mezzanine equity	5,874,619	6,642,966	8,529,146	1,307,149
Total shareholders’ deficit	(3,981,891)	(7,283,448)	(9,435,665)	(1,446,079)
Total liabilities, mezzanine equity and shareholders’ deficit	3,754,096	2,101,506	2,162,762	331,459

The following table presents our selected consolidated statements of cash flow data for the years indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,723,783)	(1,966,946)	(1,611,788)	(247,019)
Net cash used in investing activities	(342,134)	(36,032)	(235,009)	(36,016)
Net cash provided by/ (used in) financing activities	3,973,275	(81,901)	2,274,980	348,656
Effects of exchange rate changes on cash and cash equivalents and restricted cash	22,249	33,161	(66,899)	(10,251)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	1,929,607	(2,051,718)	361,284	55,370
Cash, cash equivalents and restricted cash at beginning of the year	683,209	2,612,816	561,098	85,992

Cash, cash equivalents and restricted cash at end of the year	2,612,816	561,098	922,382	141,362

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data’’ and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors’’ and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

Missfresh is rebuilding neighborhood retail from the ground up in China with our innovative technology and business model. We invented the DMW model to operate an online-and-offline integrated on-demand retail business offering fresh produce and FMCGs, which share the characteristics of high-frequency purchases with regular and universal demand. We strive to make grocery shopping more delightful, more efficient, more affordable and more trustworthy. To that end, we operated a technology-enabled network of 622 DMWs in 16 cities in China as of December 31, 2020. We have also built up a full stack of proprietary technology to empower participants in the neighborhood retail business such as supermarkets, fresh markets and local retailers with our core capabilities.

Through our “Missfresh” mobile application and Mini Program embedded in third-party social platforms, which feature substantially similar user interface and functions, consumers can easily purchase quality grocery at their fingertips and receive high-quality products delivered by our delivery riders to their doorstep in 45 minutes on average in 2020. We appeal to a new generation of consumers who are willing to pay for the high-quality and convenient experience in grocery shopping. We had 5.1 million, 7.2 million and 8.7 million effective users in 2018, 2019 and 2020, respectively. We accumulated a total of over 30 million transacting users as of December 31, 2020.

According to iResearch, in terms of GMV, we ranked first in China’s on-demand DMW retail industry in 2018 and 2019, respectively, and ranked second in 2020. During 2020, we focused on the growth of our effective users, and continued to invest in technological infrastructure upgrade. During the same period, we generated an average price per order of RMB94.6 for our on-demand DMW retail business, the highest among DMW players, and achieved industry-leading AI adoption level in China’s on-demand DMW retail industry, with higher fulfillment margin than the average of other major players in the same industry, according to iResearch. We also ranked the highest by satisfaction rate of consumers compared to our competitors, according to a survey conducted by iResearch in February 2021.

To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021, further empowering players in the neighborhood retail industry to embrace the digital transformation with our AI-driven technology platform and other core capabilities.

Since our inception in 2014, we have achieved significant growth. Our total net revenues increased from RMB3,546.7 million in 2018 to RMB6,001.4 million in 2019 and RMB6,130.4 million (US$939.5 million) in 2020. Our gross profit, calculated as total net revenues minus cost of revenue, increased by 71.3% from RMB304.0 million in 2018 to RMB520.9 million in 2019, and further increased by 128.5% to RMB1,190.4 million in 2020, and our gross margin improved significantly from 8.6% in 2018 to 8.7% in 2019, and further to 19.4% in 2020. We incurred a net loss of RMB2,231.6 million, RMB2,909.4 million and RMB1,649.2 million (US$252.7 million) in 2018, 2019 and 2020, respectively. Our adjusted net loss, a non-GAAP measure, was RMB2,215.9 million, RMB2,777.0 million and RMB1,589.7 million (US$243.6 million) in 2018, 2019 and

2020, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for a reconciliation of our adjusted net loss to net loss.

Key Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are affected by general factors driving China’s economy, the e-commerce industry, and the neighborhood retail industry. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, rate of online consumption penetration of the fresh produce industry, development of cold chain logistics, standardization of supply chain of agricultural products, overall grocery spending, and other general economic conditions in China that affect consumption and business activities in general.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following major factors:

•	our ability to expand our user base and retain effective users and increase their spending;

•	our ability to manage product supply chain and merchandising;

•	our ability to further enhance our fulfillment capabilities;

•	our ability to effectively and efficiently conduct sales and marketing;

•	our ability to effectively invest in enhancing our technology capabilities; and

•	our ability to implement new strategic initiatives.

Our ability to expand our user base and retain effective users and increase their spending

We primarily generate our revenue from sales of grocery on our “Missfresh” mobile application and Mini Program. Our sales of products through online platforms increased significantly from RMB3,202.7 million in 2018 to RMB5,777.4 million in 2019 and RMB5,999.7 million (US$919.5 million) in 2020. Increases in the number of annual effective users and annual spending per effective user are two key drivers of our revenue growth. Effective users, defined as transacting users whose payments in a given period, net of coupons and incentives offered to them, exceed our procurement cost to purchase the products that are sold to such transacting users, contributed a substantial majority of our product sales. Effective users are strategically important to us and are a key factor that affects our results of operations and financial performance. The number of effective users increased from 5.1 million in 2018 to 7.2 million in 2019 and further to 8.7 million in 2020, and annual spending per effective user increased from RMB558.0 in 2018 to RMB690.4 in 2019, and further to RMB712.8 in 2020, primarily driven by our success in attracting and retaining effective users and increasing annual spending per effective user with our expanding product offerings and improved customer services.

Our ability to attract new effective users and increase annual spending per effective user depends on our ability to engage with users, offer high-quality products and expand our product selection. We primarily target urban consumers, who have demand for efficient grocery delivery and represent the largest segment of our user base. Overall, our target users are tech-savvy, adept at online shopping and social media and are more inclined to purchase high-quality grocery and appreciate the convenience we offer. In addition, our ability to increase consumer spending also depends on our ability to continually deliver a compelling shopping experience on our platforms. To this end, we offer a wide selection of high-quality grocery at competitive prices on our platforms and provide speedy and reliable on-demand delivery. In 2020, we offered over 4,000 SKUs of quality products through our on-demand DMW retail business, and it generally took 45 minutes on average to deliver to our consumers. We also offered a wider range of over 12,000 SKUs through next day delivery in 2020. As a result, the total items purchased by effective users increased from 245.3 million in 2018 to 450.4 million in 2019 and to 554.9 million in 2020, and the total orders placed by effective users increased from 32.5 million in 2018 to 59.1 million in 2019 and to 65.1 million in 2020.

Our ability to manage product supply chain and merchandising

Our ability to source and merchandise high-quality grocery is critical to our success. Our target consumers tend to pursue high-quality grocery, which, in turn, requires us to establish a standardized and efficient product supply chain. We source the majority of our grocery directly from the product origin. Proximity to origin enables us to develop stronger relationships with local suppliers and producers, which, in turn, provide us access to a stable supply of high-quality grocery and enable us to reduce costs by eliminating multiple layers of middlemen. In addition, we have formed strategic partnerships with a select group of suppliers and producers. Leveraging our smart supply chain system, we are able to collaborate directly with some of our suppliers and producers on planning and production and share with them tools and insights to enable them to improve their efficiency, and produce high-quality grocery for our consumers. Also, to ensure the safety and quality of our product offerings, we use an end-to-end supply chain operation for grocery and implemented strict quality control standards and procedures for our products, such as full-chain traceability. We conduct daily inspections on our DMWs, such as temperature and hygiene. We provide tailored storage conditions to different grocery, and control storage and delivery conditions from end to end. We believe that our strict quality control, site management and delivery procedures are key to ensuring a high level of user satisfaction.

Our results of operations are also affected by the mix of products we offer. Driven by our industry expertise and AI technologies, we are able to expand and optimize our category mix and SKU portfolio, and improve our merchandise pricing ability, to achieve healthy gross margin with competitive pricing.

We use AI-driven demand forecast through our RAIN to make informed decisions at key steps of our product supply chain so that we can control our inventory risk. We believe our ability to manage product sourcing and supply chain will help us ensure the stable and adequate supply of grocery. Leveraging our technology and AI capabilities, we are able to apply efficient inventory management toward a growing variety of grocery. Our overall inventory loss rate was kept low at 2.5% in 2020.

Furthermore, as our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit periods and volume-based discounts. We also aim to create value for our suppliers by offering them valuable insights on market demand, consumer preferences and supply chain information based on our vast user base and large demand. We believe these value propositions will also help us deepen our relationships with, and obtain favorable terms from, suppliers and optimize our procurement costs.

Our ability to further enhance our fulfillment capabilities

Our results of operations depend in part on our ability to fulfill orders efficiently and effectively to meet the complex logistics demands for grocery. Our fulfillment network, featured by our integrated DMWs, quality control centers and hourly on-demand delivery services, is the backbone of our superior consumer experience.

We have built a network of DMWs with room temperate and refrigerated storage capability that each covers neighborhoods within a three-kilometer radius. All the DMWs are managed under our centralized management system using proprietary logistics and inventory management technologies and systems. As of December 31, 2020, we operated 622 DMWs, covering 16 cities in China, with approximately 193,000 square meters of total floor area. Our technology-driven DMWs enable us to match inventories with each neighborhood’s needs, resulting in a speedy and cost-efficient delivery to consumers. We invest heavily in our technological infrastructure to maximize the level of automation, and therefore fulfillment efficiency, of our DMWs. We plan to further expand our DMW network in strategically selected areas to support our business expansion. We also plan to build large-scale, customized quality control centers equipped with the latest technology infrastructure to improve our fulfillment efficiency and product quality, accommodate greater product selection and fulfill the anticipated sales of our own products. Our ability to continue to invest, expand and enhance our DMW network, quality control centers and the underlying technology, our RAIN, is critical to our results of operations.

In addition, enhancing on-demand delivery is also critical to further improving our fulfillment system. Our well-trained dedicated delivery riders enable us to provide services to consumers, which helps improve our user satisfaction rate and strengthen our brand image. In 2020, over 22,000 delivery riders have completed at least one delivery to our users. Leveraging our smart logistics system, we have visibility towards the entire delivery process and control the delivery rider dispatching and delivery route planning, which takes into account of order time, traffic, and the type of grocery being delivered. We also collaborate with reputable delivery service providers to supplement our own delivery force during peak times. We have established procedures in selecting the delivery service providers we engage with, including detailed review of their operating history, fleet condition, reliability and other comprehensive criteria. In 2020, we achieved an average delivery time of around 45 minutes for all intra-city delivery orders, and each of our delivery riders could deliver 50 orders per day on average.

Our fulfillment expenses are the largest contributor to our operating expenses. In 2018, 2019 and 2020, our fulfillment expenses were RMB1,239.3 million, RMB1,833.0 million and RMB1,576.9 million (US$241.7 million), respectively. Fulfillment expense as percentage of total net revenues decreased from 34.9% in 2018 to 30.5% in 2019 and further down to 25.7% in 2020.

Our ability to effectively and efficiently conduct sales and marketing

Our results of operations depend in part on our ability to effectively and efficiently conduct sales and marketing that attract and retain consumers. Our online social marketing efforts serve one purpose: expanding our channels to reach out to our target consumers with all types of needs. We leverage social networks as an effective and efficient tool for user acquisition and engagement. We are one of the earliest adopters of the Mini Program, which helps generate a considerable portion of our revenue. See “Business—Smart Sales and Marketing” for a detailed description of our marketing strategies. We have established an intelligent system to adjust marketing strategies across regions in China to improve our return on sales and marketing spending. We plan to continually advance our smart marketing capabilities to refine our marketing and user acquisition strategy. Our success in using social media to conduct accurate and targeted user acquisition has contributed to higher brand recognition and higher user acquisition efficiency.

Our sales and marketing expenses are also a significant contributor to our operating expenses. In 2018, 2019 and 2020, our sales and marketing expenses were RMB795.5 million, RMB740.0 million and RMB589.2 million (US$90.3 million), respectively, accounting for 22.4%, 12.3% and 9.6% of our total net revenues, respectively. We will continue to improve our marketing strategies to enhance our sales and marketing efficiency in the future.

Our ability to effectively invest in enhancing our technology capabilities

Our results of operations depend in part on our ability to invest in enhancing our technology capabilities. We have made significant investments in developing our technology platform and AI capabilities that enable service automation, operation digitalization and intelligent decision-making. In 2018, 2019 and 2020, our technology and content expenses were RMB230.9 million, RMB469.7 million and RMB369.4 million (US$56.6 million), respectively. We expect to continue to make investment in the development and implementation of new technologies. Specifically, we plan to continue to invest in improving and expanding our technology infrastructure, talent recruitment in the fields of digitalization and AI technologies to support our new strategic initiatives including retail cloud platform and intelligent fresh markets business. We believe investment in technology will deliver overall long-term growth and increase our operating efficiency.

Our ability to implement new strategic initiatives

In our effort to further digitalize the neighborhood retail industry, we have launched our intelligent fresh market business and started our retail cloud business initiative. See “Business–– Our Intelligent Fresh Market Business” and “Business—Our Retail Cloud Services Business” for a more detailed description of these two strategic initiatives. Our ability to develop these two new initiatives is expected to impact our financial performance in the future.

Impact of COVID-19

Our results of operations and financial condition have been and may continue to be affected by the spread of COVID-19. Although China had substantially controlled the spread of COVID-19 by the end of 2020, the extent to which COVID-19 impacts our results of operations will depend on the future developments of the pandemic which are highly uncertain. See also “Risk Factors —Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by the COVID-19 pandemic.”

Despite the adverse impact of the COVID-19 pandemic, due to the social distancing measures imposed as a result of the COVID-19 pandemic, more consumers have started changing their grocery shopping habits from offline to online and from “in store” to “at home,” which, in turn, has benefited integrated retail platforms with a standardized and efficient supply chain. As a result, our effective users increased from 7.2 million in 2019 to 8.7 million in 2020, and our gross profit increased by 128.5% from RMB520.9 million in 2019 to RMB1,190.4 million in 2020.

Key Components of Results of Operations

Net revenues

Our net revenues consist of (i) sales of products through online platforms, and (ii) other revenues.

Our sales of products through online platforms include sales of grocery primarily through our “Missfresh” mobile application and Mini Program, and, to a lesser extent, other third-party platforms. Our sales of products through other third-party platforms were not material during the periods presented. We recognize revenues from sales of products through online platforms net of discounts, return allowances, and value-added taxes (VAT).

Our other revenues primarily consist of (i) membership fees we charge to consumers that join our Missfresh membership program, and (ii) sale of products through our “convenience go” vending machines.

The following table sets forth the breakdown of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Sales of products through online platforms	3,202,738	90.3	5,777,413	96.3	5,999,675	919,491	97.9
Other revenues	343,961	9.7	223,983	3.7	130,762	20,040	2.1

Total net revenues	3,546,699	100.0	6,001,396	100.0	6,130,437	939,531	100.0

Our sales of products through online platforms grew significantly from 2018 to 2020. We expect the growth to continue and be a main contributor to our total revenues in the foreseeable future, as we attract and retain effective users, and increase purchases from effective users.

Cost of Revenues

The following table sets forth our cost of revenues for each of the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,242,677	5,480,499	4,940,016	757,091

Our cost of revenues consists primarily of our purchase price of products sold, product processing and packing costs, inbound shipping charges, and write-downs of disposed inventory. In 2018, 2019 and 2020, our purchase price of products sold was the largest component of our cost of revenues, amounting to RMB3,154.3 million, RMB5,324.6 million and RMB4,743.1 million (US$726.9 million), respectively. Shipping charges to receive products from suppliers are included in inventories and recognized as cost of revenues upon sale of products to consumers.

The following table sets forth our gross profit, calculated as net revenues minus cost of revenues, gross margin and gross profit growth rate for the periods presented:

		For the Year Ended December 31,
		2018	2019	2020
Gross profit	(RMB in thousands)	304,022	520,897	1,190,421
Gross margin	(%)	8.6%	8.7%	19.4%
Gross profit growth rate	(%)		71.3%	128.5%

Our gross profit increased by 71.3% from RMB304.0 million in 2018 to RMB520.9 million in 2019, primarily due to an increase in our sales of products through online platforms, including mainly our “Missfresh” mobile application and Mini Program. Our gross profit further increased by 128.5% to RMB1,190.4 million (US$182.4 million) in 2020. The accelerating growth was primarily driven by the improvement in gross margin from 8.7% in 2019 and 19.4% in 2020, as a result of our strategy to focus on identifying, attracting and retaining effective users and optimizing our cost structure by increasing direct sourcing and optimizing our pricing mechanism. The margin increase was also partially attribute to the COVID-19 pandemic which changed the grocery shopping habits of more consumers from offline to online and from “in store” to “at home,” which, in turn, propelled the growth for on-demand grocery shopping. We expect our gross profit to increase in absolute amounts in the foreseeable future, as we continue to carry out our strategy to expand user base and retain high-value effective users, improve number of items purchased per order and average spending per effective user, SKU expansion to drive sales of high-margin products and improvement in supply chain management to improve our cost structure. We expect our intelligent fresh market business and retail cloud business initiative to contribute to further improvement in the gross margin of our overall business after these new businesses start to generate revenue.

Operating Expenses

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Fulfilment expenses	1,239,275	48.5	1,832,978	53.7	1,576,944	241,677	55.7
Sales and marketing expenses	795,478	31.2	740,033	21.6	589,192	90,298	20.8
General and administrative expenses	287,438	11.3	377,451	11.0	298,775	45,789	10.5
Technology and content	230,865	9.0	469,655	13.7	369,432	56,618	13.0

Total operating expenses	2,553,056	100.0	3,420,117	100.0	2,834,343	434,382	100.0

Our fulfillment expenses primarily consist of (i) expenses relating to product delivery and warehouse operation; (ii) rental and depreciation expenses of DMWs and quality control centers; and (iii) expenses charged by third-party platforms and payment processing platforms. In 2018, 2019 and 2020, expenses relating to product delivery and warehouse operation were the largest component of our fulfilment expenses, amounting to RMB835.5 million, RMB1,172.9 million and RMB941.0 million (US$144.2 million), respectively.

Our sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses; and (ii) personnel costs for sales and marketing. In 2018, 2019 and 2020, advertising and marketing promotion expenses were the largest component of our sales and marketing expenses, amounting to RMB507.8 million, RMB475.7 million, and RMB394.9 million (US$60.5 million), respectively.

Our general and administrative expenses primarily consist of (i) personnel costs for general corporate functions, inclusive of share-based awards; and (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses. In 2018, 2019 and 2020, personnel costs for general corporate functions were the largest component of our general and administrative expenses, amounting to RMB201.4 million, RMB287.7 million, and RMB194.2 million (US$29.8 million), respectively.

Technology and content expenses primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards, and (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. Technology and content expenses are expensed as incurred. In 2018, 2019 and 2020, personnel costs for the design, development and maintenance of technology platform were the largest component of our technology and content expenses, amounting to RMB156.8 million, 368.5 million, and RMB282.2 million (US$43.2 million), respectively. We expect to continue to expand our research and development team with new hires and invest in research and development for our new business initiatives.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and percentages of our total net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Net revenues:
Sales of products through online platforms	3,202,738	90.3	5,777,413	96.3	5,999,675	919,491	97.9
Other revenues	343,961	9.7	223,983	3.7	130,762	20,040	2.1

Total net revenues	3,546,699	100.0	6,001,396	100.0	6,130,437	939,531	100.0

Cost and operating expenses: (1)
Cost of revenues	(3,242,677)	(91.5)	(5,480,499)	(91.4)	(4,940,016)	(757,091)	(80.6)
Fulfilment expenses	(1,239,275)	(34.9)	(1,832,978)	(30.5)	(1,576,944)	(241,677)	(25.7)
Sales and marketing expenses	(795,478)	(22.4)	(740,033)	(12.3)	(589,192)	(90,298)	(9.6)
General and administrative expenses	(287,438)	(8.1)	(377,451)	(6.3)	(298,775)	(45,789)	(4.9)
Technology and content	(230,865)	(6.5)	(469,655)	(7.8)	(369,432)	(56,618)	(6.0)

Total cost and operating expenses	(5,795,733)	(163.4)	(8,900,616)	(148.3)	(7,774,359)	(1,191,473)	(126.8)

Loss from operations	(2,249,034)	(63.4)	(2,899,220)	(48.3)	(1,643,922)	(251,942)	(26.8)
Other income/(expense), net	3,455	0.1	(2,574)	(0.0)	23,431	3,591	0.4
Interest income/(expense), net	15,593	0.4	28,374	0.5	(33,119)	(5,076)	(0.6)
Change in fair value of option and embedded conversion feature	—	—	—	—	5,216	799	0.1
Share of results of equity investees	(1,573)	(0.0)	(36,023)	(0.7)	(780)	(120)	(0.0)

Loss before income tax expenses	(2,231,559)	(62.9)	(2,909,443)	(48.5)	(1,649,174)	(252,748)	(26.9)
Income tax expenses	—	—	—	—	—	—	—

Net loss	(2,231,559)	(62.9)	(2,909,443)	(48.5)	(1,649,174)	(252,748)	(26.9)

Non-GAAP Financial Measure: (2)
Adjusted net loss	(2,215,906)	(62.5)	(2,777,021)	(46.3)	(1,589,698)	(243,633)	(25.9)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	5,880	36,185	15,939	2,443
Technology and content	9,773	96,237	43,537	6,672

Total	15,653	132,422	59,476	9,115

(2)	See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

Year ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues increased by 2.2% from RMB6,001.4 million in 2019 to RMB6,130.4 million (US$939.5 million) in 2020, which was primarily due to an increase in our sales of products through online platforms, mainly from our “Missfresh” mobile application and Mini Program. During 2020, we strategically focused on the growth of effective users and increasing user spending on our platforms, which resulted in the deceleration of the growth of our total transacting users and consequently the growth of our net revenue. Such strategy led to a 21.0% growth in the number of our effective users to 8.7 million in 2020, an increase in the annual spending per effective user, and also contributed to the quality growth of our business and increase of our gross profit and margin.

Our sales of product through online platforms increased by 3.8% from RMB5,777.4 million in 2019 to RMB5,999.7 million (US$919.5 million) in 2020, primarily driven by our focus on optimizing user structure, which led to the increase in the number of annual effective users from 7.2 million in 2019 to 8.7 million in 2020, and the increase in annual spending per effective user from RMB690.4 in 2019 to RMB712.8 in 2020.

Our other revenues decreased by 41.6% from RMB224.0 million in 2019 to RMB130.8 million (US$20.0 million) in 2020, which was primarily due to reduced sales of products through our “convenience go” vending machines in office areas due to lock down during the COVID-19 pandemic as well as our strategic adjustment. Such adjustment led to an upgrade of some vending machines to smart ones and a decrease in the total number of “convenience go” vending machines in operation.

Cost and operating expenses

Our total cost and operating expenses decreased by 12.7% from RMB8,900.6 million in 2019 to RMB7,774.4 million (US$1,191.5 million) in 2020.

Cost of revenues

Our cost of revenues decreased by 9.9% from RMB5,480.5 million in 2019 to RMB4,940.0 million (US$757.1 million) in 2020, which was primarily due to a decrease in purchase price of products sold from RMB5,324.6 million in 2019 to RMB4,743.1 million (US$726.9 million) in 2020 due to lower procurement costs resulting from our enhanced bargaining power, favorable pricing terms we obtain from suppliers who we entered into strategic supply agreements with, and increase in direct sourcing which offers us favorable procurement terms.

Fulfillment expenses

Our fulfillment expenses decreased by 14.0% from RMB1,833.0 million in 2019 to RMB1,576.9 million (US$241.7 million) in 2020, which was primarily due to improved operational efficiency created by the application of our RAIN, resulting in a decrease in expenses relating to product delivery and warehouse operation from RMB1,172.9 million in 2019 to 941.0 million (US$144.2 million) in 2020.

Sales and marketing expenses

Our sales and marketing expenses decreased by 20.4% from RMB740.0 million in 2019 to RMB589.2 million (US$90.3 million) in 2020, which was primarily due to (i) a decrease in advertising and marketing promotion expenses from RMB475.7 million in 2019 to RMB394.9 million (US$60.5 million) in 2020, as we optimized our advertising efforts and adopted more targeted marketing strategy on effective users, and (ii) a decrease in personnel costs for sales and marketing from RMB238.5 million in 2019 to RMB168.0 million (US$25.7 million) in 2020, due to a decrease in our regional sales and marketing staff headcount as we improved per capita efficiency and productivity of our staff with the application of our RAIN.

General and administrative expenses

Our general and administrative expenses decreased by 20.8% from RMB377.5 million in 2019 to RMB298.8 million (US$45.8 million) in 2020, which was primarily due to the enhanced operational efficiency of our management staff, resulting in a decrease in personnel costs for general corporate functions from RMB287.7 million in 2019 to RMB194.2 million (US$29.8 million) in 2020.

Technology and content

Our technology and content expenses decreased by 21.3% from RMB469.7 million in 2019 to RMB369.4 million (US$56.6 million) in 2020, which was primarily due to a decrease in personnel costs for the design, research and development and maintenance of technology platform from RMB368.5 million in 2019 to RMB282.2 million (US$43.2 million) in 2020. The decrease was primarily due to a substantial completion of the development of some of our technology systems. We expect to continue to expand our research and development team with new hires and invest in research and development for our new business initiatives.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 43.3% from RMB2,899.2 million in 2019 to RMB1,643.9 million (US$251.9 million) in 2020.

Other (expenses)/income, net

Other (expenses)/income, net was expenses of RMB2.6 million in 2019 and income of RMB23.4 million (US$3.6 million) in 2020, which was primarily due to foreign exchange gains resulting from our USD denominated debts as RMB appreciated against USD.

Interest income/(expense), net

We had interest income, net of RMB28.4 million in 2019 and interest expense, net of RMB33.1 million (US$5.1 million) in 2020, which was primarily due to an increase in the interest expenses accrued on our short-term borrowings.

Net loss

As a result of the foregoing, our net loss decreased by 43.3% from RMB2,909.4 million in 2019 to RMB1,649.2 million (US$252.7 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues

Our net revenues increased by 69.2% from RMB3,546.7 million in 2018 to RMB6,001.4 million in 2019, which was primarily due to the increase in our sales of products through online platforms, mainly from our “Missfresh” mobile application and Mini Program.

Our sales of products through online platforms increased by 80.4% from RMB3,202.7 million in 2018 to RMB5,777.4 million in 2019, which was primarily driven by the growth in annual effective users from 5.1 million in 2018 to 7.2 million in 2019, and increase in the annual spending per effective user from RMB558.0 in 2018 to RMB690.4 in 2019.

Our other revenues decreased by 34.9% from RMB344.0 million in 2018 to RMB224.0 million in 2019, which was primarily due to our strategic adjustment. Such adjustment led to an upgrade of some vending machines to smart ones and a decrease in the total number of convenience go vending machines.

Cost and operating expenses

Our total cost and operating expenses increased by 53.6% from RMB5,795.7 million in 2018 to RMB8,900.6 million in 2019.

Cost of Revenues

Our cost of revenues increased by 69.0% from RMB3,242.7 million in 2018 to RMB5,480.5 million in 2019, which was primarily due to an increase in purchase price of products sold from RMB3,154.3 million in 2018 to RMB5,324.6 million in 2019, generally in line with our revenue growth.

Fulfillment expenses

Our fulfillment expenses increased by 47.9% from RMB1,239.3 million in 2018 to RMB1,833.0 million in 2019, which was primarily due to (i) an increase in expenses relating to product delivery and warehouse operation from RMB835.5 million in 2018 to RMB1,172.9 million in 2019 due to an increase in number of orders fulfilled, and (ii) an increase in rental and depreciation expenses of warehouses from RMB307.9 million in 2018 to RMB488.8 million in 2019 due to an increase in number of products sold and our efforts to upgrade and expand our DMW network.

Sales and marketing expenses

Our sales and marketing expenses decreased by 7.0% from RMB795.5 million in 2018 to RMB740.0 million in 2019, primarily due to the optimization of our marketing efforts, evidenced by the decrease in the cost of our incentive programs from RMB92.0 million in 2018 to RMB58.0 million in 2019.

General and administrative expenses

Our general and administrative expenses increased by 31.3% from RMB287.4 million in 2018 to RMB377.5 million in 2019, which was primarily due to an increase in the number of management personnel required to enhance our standardized management procedure as business expanded, which, in turn, resulted in an increase in personnel costs for general corporate functions from RMB201.4 million in 2018 to RMB287.7 million in 2019.

Technology and content

Our technology and content expenses increased by 103.4% from RMB230.9 million in 2018 to RMB469.7 million in 2019, which was primarily due to an increase in personnel costs for the design, development and maintenance of technology platform from RMB156.8 million in 2018 to RMB368.5 million in 2019. The increase was primarily due to an increase in research and development staff headcount as we continuously developed our smart logistics, smart supply chain and smart marketing capabilities. We expect to continue to expand our research and development team with new hires and invest in research and development for our new business initiatives.

Loss from operations

As a result of the foregoing, our loss from operations increased by 28.9% from RMB2,249.0 million in 2018 to RMB2,899.2 million in 2019.

Other income/(expenses), net

Other income/(expenses), net was income of RMB3.5 million in 2018 and loss of RMB2.6 million in 2019, which was primarily due to foreign exchange losses resulting from our USD denominated debts as RMB depreciated against USD.

Interest income/(expense), net

Our interest income, net increased by 82.0% from RMB15.6 million in 2018 to RMB28.4 million in 2019, which was primarily due to our better cash management in 2019.

Net loss

As a result of the foregoing, our net loss increased by 30.4% from RMB2,231.6 million in 2018 to RMB2,909.4 million in 2019.

Selected Balance Sheet Items

Inventories

Our inventories mainly include purchased grocery items in connection with the sales of products through online platforms. As of December 31, 2018, 2019 and 2020, our inventories, net, were RMB134.0 million, RMB169.3 million and RMB173.7 million (US$26.6 million), respectively. The increases in 2019 were mainly due to a significant growth in the number of products sold. Our inventory turnover days were 12, 10 and 12 days in 2018, 2019 and 2020, respectively. We plan to continue to optimize our inventory management. Our inventory turnover days for a given period equal to average balances of inventories at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

Accounts payable

Our accounts payable consist of accounts payable to our suppliers, outsourced delivery companies and marketing service providers. As of December 31, 2018, 2019 and 2020, our accounts payable were RMB739.4 million, RMB1,419.3 million and RMB1,088.4 million (US$166.8 million), respectively, which are in line with our business operations and treasury policy. Our accounts payable turnover days were 40, 55 and 72 days in 2018, 2019 and 2020, respectively. The increases in accounts payable turnover days reflected adjustments in our payable settlement policy as a result of our efforts to improve our working capital efficiency. Accounts payable turnover days for a given period equal to average accounts payable at the beginning and the end of the period divided by total of cost of revenues, fulfillment expenses relating to product delivery and warehouse operation and advertising expenses during the period and then multiplied by the number of days during the period.

Accounts receivable

Our accounts receivable primarily include receivables from third-party market place platforms who collect the payment from customers on our behalf as well as receivables from enterprise customers, which are settled in accordance with credit term mutually agreed. Our accounts receivables turnover days were 1, 2 and 3 days in 2018, 2019 and 2020, respectively. The increase in accounts receivables turnover days was primarily due to increase in sales through third-party market place platforms, which typically have longer payment period than purchases made directly on our mobile application and mini program. Accounts receivables turnover days for a given period equals the average accounts receivables balances as of the beginning and the end of the period divided by total revenues during the period and then multiplied by the number of days during the period.

Liquidity and Capital Resources

We had net cash used in operating activities of RMB1,611.8 million (US$247.0 million) in 2020, RMB1,966.9 million in 2019 and RMB1,723.8 million in 2018. Our primary sources of liquidity have been proceeds from equity financings and short-term bank borrowings.

As of December 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB2,611.3 million, RMB553.1 million and RMB866.1 million (US$132.7 million), respectively. As of December 31, 2020, we had revolving lines of credit for an aggregate amount of RMB1,880.0 million (US$288.1 million) from several Chinese commercial banks. We had RMB937.6 million (US$143.7 million) outstanding under these revolving lines of credit as of December 31, 2020. In February 2021, we received US$290 million from the proceeds of the Series F4 financing. Cash and cash equivalents consist of cash on-hand and highly liquid investments with original maturity of three months or less and are unrestricted from withdrawal or use. As of December 31, 2020, 67.5% of our cash and cash equivalents were held in RMB.

Our short-term borrowings consist of unsecured bank loan with an average interest rate of 5.0%, 5.9% and 4.8% per annum in 2018, 2019 and 2020, respectively, and a maturity of less than 12 months. As of December 31, 2018, 2019 and 2020, our short-term borrowings were RMB20.0 million, RMB205.0 million and RMB830.0 million (US$127.2 million), respectively.

We issued a convertible promissory note with an aggregate principal amount of US$27.0 million with a simple interest of 7% per annum in July 2020 and the maturity date of July 24, 2022. The convertible promissory note is convertible into certain existing and future shares of the company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium. In addition, we borrowed a facility loan of US$13.0 million from a financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually. We should repay all outstanding loan principal, together with the accrued but unpaid interest in full on July 24, 2022. As of December 31, 2020, we recorded convertible note and loan of RMB248.9 million (US$38.1 million).

We believe our cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

All of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering into our PRC operations within the business scopes of our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(1,723,783)	(1,966,946)	(1,611,788)	(247,019)
Net cash used in investing activities	(342,134)	(36,032)	(235,009)	(36,016)
Net cash provided by/(used in) financing activities	3,973,275	(81,901)	2,274,980	348,656
Effects of exchange rate changes on cash and cash equivalents and restricted cash	22,249	33,161	(66,899)	(10,251)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,929,607	(2,051,718)	361,284	55,370
Cash, cash equivalents and restricted cash at beginning of the year	683,209	2,612,816	561,098	85,992

Cash, cash equivalents and restricted cash at end of the year	2,612,816	561,098	922,382	141,362

Operating activities

Net cash used in operating activities in 2020 was RMB1,611.8 million (US$247.0 million). This amount was primarily attributable to net loss of RMB1,649.2 million (US$252.7 million) in the same period, adjusted by (i) certain non-cash items, which primarily include depreciation of property and equipment of RMB135.7 million (US$20.8 million) and share-based compensation expense of 59.5 million (US$9.1 million), and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB332.4 million (US$50.9 million) decrease in accounts payable and RMB193.6 million (US$29.7 million) decrease in lease liabilities, partially offset by RMB207.9 million (US$31.9 million) decrease in operating lease right-of-use assets, net and RMB125.5 million (US$19.2 million) decrease in prepayments and other current assets.

Net cash used in operating activities in 2019 was RMB1,966.9 million. This amount was primarily attributable to a net loss of RMB2,909.4 million in the same period, adjusted by (i) certain non-cash items, which primarily include share-based compensation of RMB132.4 million, depreciation of property and equipment of RMB98.0 million and share of results of equity investees of RMB36.0 million, and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB688.9 million increase in accounts payable and RMB287.3 million increase in lease liabilities, partially offset by RMB314.8 million increase in operating lease right-of-use assets and RMB46.0 million increase in accounts receivable. The increases in lease liabilities and operating lease right-of-use assets were primarily attributable to the overall growth of our business. The increases in accounts payable and accounts receivable were mainly due to a significant growth in consumer orders.

Net cash used in operating activities in 2018 was RMB1,723.8 million. This amount was primarily attributable to a net loss of RMB2,231.6 million in the same period, adjusted by (i) certain non-cash items which primarily include depreciation of property and equipment of RMB38.7 million and share-based compensation of RMB15.7 million, and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB464.2 million increase in accounts payable, RMB232.2 million increase in lease liabilities, RMB65.2 million increase in deferred revenue and RMB35.1 million increase in accrued expenses and other current liabilities, partially offset by RMB250.9 million increase in operating lease right-of-use assets and RMB50.1 million increase in inventories. The increases in accrued expenses and other current liabilities, lease liabilities and operating lease right-of-use assets were primarily attributable to the overall growth of our business. The increases in accounts payable, inventories and deferred revenue (prepayment by consumers) were mainly due to a significant growth in consumer orders.

Investing activities

Net cash used in investing activities in 2020 was RMB235.0 million (US$36.0 million), consisting primarily of RMB2,991.2 million (US$458.4 million) of purchase of short-term investments, RMB69.0 million (US$10.6 million) of purchase of property and equipment and RMB45.3 million (US$7.0 million) of cash paid for long-term investments, partially offset by RMB2,872.1 million (US$440.2 million) of proceeds from maturity of short-term investments.

Net cash used in investing activities in 2019 was RMB36.0 million, consisting primarily of RMB757.5 million of purchase of short-term investments and RMB210.1 million of purchase of property and equipment, partially offset by RMB933.9 million of proceeds from maturity of short-term investments.

Net cash used in investing activities in 2018 was RMB342.1 million, consisting primarily of RMB269.3 million of purchase of short-term investments, RMB129.4 million of purchase of property and equipment and RMB41.5 million of cash paid for long-term investments, partially offset by RMB100.0 million of proceeds from maturity of short-term investments.

Financing activities

Net cash provided by financing activities in 2020 was RMB2,275.0 million (US$348.7 million), consisting primarily of RMB1,525.0 million (US$233.7 million) of proceeds from short-term borrowings and RMB1,136.1 million (US$174.1 million) of proceeds from issuance of convertible redeemable preferred shares, net, partially offset by RMB900.0 million (US$137.9 million) of repayment of borrowings.

Net cash used in financing activities in 2019 was RMB81.9 million, consisting primarily of RMB474.0 million for repayment of borrowings and RMB296.7 million for repurchase of convertible redeemable preferred shares to non-controlling interest shareholders, partially offset by RMB393.9 million of proceeds from issuance of convertible redeemable preferred shares to new investors and RMB334.8 million of proceeds from short-term borrowings.

Net cash provided by financing activities in 2018 was RMB3,973.3 million, consisting primarily of RMB2,870.4 million of proceeds from issuance of convertible redeemable preferred shares to new investors, RMB775.7 million of proceeds from the issuance of the convertible redeemable preferred shares to non-controlling interest shareholders and RMB427.7 million of proceeds from short-term borrowings, partially offset by RMB100.6 million for repayment of borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing property and equipment to improve automation and efficiency of our DMW network and other warehouse operations. Our capital expenditures were RMB129.4 million, RMB210.1 million and RMB69.0 million (US$10.6 million) in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Payment Due by Period
	Total	Less Than 1 year	1-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Operating lease obligations	451,313	262,584	168,079	20,650	—

Operating lease commitments are commitments related to leases for certain warehouses, office space and fresh markets.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Our Company, Missfresh Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries to us or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$    million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, to a rate of RMB5.8725 to US$1.00, would result in an increase of RMB                million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, to a rate of RMB7.1775 to US$1.00 would result in a decrease of RMB million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short-term bank borrowings. Our short-term bank borrowing bears interests at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds that we receive from this offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review the Group’s consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remediate our identified material weakness, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and further hiring executive accounting personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to remediate our material weakness and implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress of the PRC introduced the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, under which Foreign Investment Enterprises

(“FlEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if such Hong Kong resident enterprise owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2018, 2019 and 2020.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of consolidation

Our consolidated financial statements include the financial statements of our company, subsidiaries and VIEs for which we or our subsidiaries are the primary beneficiary.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary are the primary beneficiary of the entity.

All transactions and balances between we, our subsidiaries and VIEs have been eliminated upon consolidation.

Revenue recognition

We adopted ASC 606 Revenue from Contracts with Consumers, on January 1, 2018, by applying the full retrospective method. According to ASC 606, revenue is recognized when we satisfy a performance obligation by transferring the control of the promised good or service to the customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services, after considering estimated sales return allowances, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) sales of product primarily through our own “Missfresh” mobile application and Mini Program, and to a lesser extent, from third parties’ platforms, (ii) other revenues, including sales of products through convenience go business, membership services and others.

Sales of products through online platform

In accordance with ASC 606, we, as a principal, obtain control of specified goods or services before they are transferred to the customers, fulfil the promise to provide the specified products to customers, bear the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return, determine the selling price for each product at our sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

We recognize the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through our online platform, we reasonably estimate the possibility of return based on the historical experience. As of December 31, 2018, 2019 and 2020, liabilities for return allowance was not material to the consolidated financial statements.

We also sell prepaid cards which can be redeemed to purchase products on our online platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in deferred revenue in the consolidated balance sheets and subsequently recorded as revenue upon the sales of the products through the redemption of the prepaid cards are completed. We recognized revenue from estimated unredeemed prepaid cards over the expected customer redemption periods.

Other revenues

Other revenues are mainly comprised of sales of products through convenience go business, Missfresh membership service revenue and others.

We recognize the revenue from sales of products through convenience go business, where we sell fresh food, snacks, and beverages through the vending machines, net of discounts and return allowances when the products are picked up by the customers, and the title is passed to customers.

We provide Missfresh membership service to the customer with a better shopping experience and access to a variety of benefit that represent a single stand-ready obligation. Fixed membership fees are paid for at the time of or in advance of delivering the service. Revenue from such arrangement are recognized over the subscription period, usually 1-12 months.

Customer incentives and loyalty programs

We provide a variety of incentive programs in the form of discounted coupons and certain units of Fresh Coin to customers when 1) customers purchase the products or 2) customers refer new customer to Missfresh Platform by participating in promotion events.

•	Customer incentives to be used in current or future sales transactions

For incentives given to customers upon their qualified purchase to be used on a current or future purchase with no limitation as to the minimum value of the future purchase, we have determined that these incentives are considered as a separate performance obligation within the scope of ASC 606, as it represents a material rights to the customer. Therefore, the delivered products and incentives awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative standalone selling price (“SSP”) of each performance obligation. The amount allocated to incentives is deferred and recognized when the incentives are redeemed or at the incentives’ expiration, whichever occurs first.

For incentives requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the incentive, the rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material rights to the customer. We assess the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers, and relative outstanding volume and monetary value of these incentives compared to the other discounts offered by us. These incentives are accounted for as a reduction of revenues on the future purchase.

•	Customer incentives paid to customers to exchange for distinct goods or service provided by customers

For incentives given to a customer upon their successful referral of new customers to our platforms, we have determined that it is paying the customers for a distinct referral service. We will make assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. We will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The amount of incentives given to customers recorded in sales and marketing expenses were RMB92.0 million, RMB58.0 million, and RMB40.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Contract balances

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the consumer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2018, 2019 and 2020.

A contract liability is recorded when our obligation to transfer goods to a customer has not yet occurred but for which we have received consideration from the customer. Sale of products via online platform are prepaid by the customers, before we deliver the products. We present such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on our platforms. The deferred revenues are recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2018, 2019 and 2020 that was included in the deferred revenue at the beginning of that year was RMB22.1 million, RMB87.3 million and RMB110.4 million (US$16.9 million), respectively.

Leases

We account for leases in accordance with ASC 842, Lease (“ASC 842”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. We adopted ASC 842 on January 1, 2018, along with all subsequent Accounting Standards Update (“ASU”) clarifications and improvements that are applicable to us, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements.

We determine if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which we do not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Operating lease right of use assets (“ROU assets”) represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate (“IBR”), because the interest rate implicit in most of our leases is not readily determinable. The IBR is a hypothetical rate based on our understanding of what its credit rating would be to borrow and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in our lease liability calculation.

We include a right-of-use asset and lease liability related to substantially all of our lease arrangements in the consolidated balance sheets. All of our leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or non-current liabilities. The adoption of ASC 842 resulted in recognition of ROU assets of RMB111.7 million, current operating lease liabilities of RMB80.2 million and non-current operating lease liabilities of RMB18.2 million upon the adoption date.

We have lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. We have elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. We recognize lease expenses for such short-term lease generally on a straight-line basis over the lease term.

Share-based Compensation

We grant restricted shares to the founders and its executives and share options to its employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718,

Compensation—Stock Compensation. Share-based Awards with service condition only are measured at the grant date fair value of the awards and recognized as expenses using straight line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

We adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (‘‘ASU 2016-09’’) on January 1, 2018, using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the adoption date. As a result of this adoption, we elected to account for forfeitures when they occur. The adoption of ASU 2016-09 did not have any material effect to our consolidated financial statements as of the adoption date.

Fair value of ordinary shares

Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at the dates of grant of share-based awards to our employees and non-employees as the input to determine the grant date fair value of the awards.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Valuation date	Fair Value Per Share	Discount Rate	DLOM
		USD
February 28, 2018	0.77	24.0%	23.0%
January 4, 2019	2.25	21.0%	21.0%
August 29, 2019	2.28	21.0%	20.0%
March 11, 2020	2.92	19.0%	20.0%

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as the primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. These fair values are inherently uncertain and highly subjective.

The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 19% to 24%.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This

method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

Fair value of our ordinary shares increased from US$0.77 as of February 28, 2018 to US$2.92 as of March 11, 2020 primarily due to:

•	the growth in our business;

•	our successful completion of three rounds of financing in 2018, 2019 and 2020, which provided us with the funding needed for our expansion;

•

as we progressed further towards this offering, we increased our estimated probability of a successful initial public offering. As our preferred shares would be automatically converted into ordinary shares upon the completion of a qualified offering, the increase in estimated probability of initial public offering success results in allocation of a higher portion of our business enterprise value to ordinary shares; and

•	the decrease of the DLOM from 23% as of February 28, 2018 to 20% as of March 11, 2020.

Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, we consider the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (i) market approach; (ii) income approach and (iii) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

We measure certain financial assets, including investments in privately held companies, at fair value when an impairment charge is recognized.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

China’s Neighborhood Retail Market

Neighborhood retail is an indispensable part of everyone’s daily life and offers high-frequency grocery products, mainly fresh produce and FMCGs, with convenient availability. The size of China’s neighborhood retail market reached RMB11.9 trillion in 2020 in terms of retail value, which consists of RMB5.0 trillion from fresh produce and RMB6.9 trillion from FMCGs, and is expected to further expand to RMB15.7 trillion by 2025. Food is the largest product category in the neighborhood retail market with 33.1% contribution in 2020, followed by 18.1% of daily necessities. Supermarkets and fresh markets are the major segments in the neighborhood retail market, while the on-demand DMW model is emerging with its market share expected to increase from 0.3% in 2020 to 2.3% in 2025.

China’s neighborhood retail market remains highly fragmented with diverse retail formats and divergent by city tiers:

•

Diverse retail formats. Major sales channels in China’s neighborhood industry include supermarkets, fresh markets, e-commerce, and grocery stores. In order to serve neighborhood residents’ daily consumption needs, sales channels are dominated by a large amount of small and medium-sized retail stores. The supermarket segment is the single largest segment with 37.4% contribution in 2020. However, the supermarket industry is highly fragmented with low penetration rate from supermarket chains. The largest 10 supermarket chains only accounts for 6.1% of total supermarket segment contribution, significantly lower than 55.6% and 78.7% in the U.S. and the UK. Fresh markets are the second largest sales channel which accounted for 25.9% of the total market size in 2020. It is also the largest sales channel for fresh produce with 56.0% contribution in 2020, mainly due to consumer habits and perception of freshness and better value-for money. In addition, neighborhood residents also purchase daily necessities from specialized retail stores nearby from time to time, but the proportion is relatively low.

•

Divergence by city tiers. The neighborhood retail market size in first- and second-tier cities was RMB5.8 trillion in 2020, versus RMB 2.9 trillion and RMB 3.1 trillion in third- and lower-tier cities, respectively. However, there are significant regional differences in sales channels, mostly driven by differences in urbanization progress. In first- and second-tier cities, structured retail formats such as supermarkets accounted for 38.2% of total sales in 2020. Fresh markets as a major channel contributed 18.0% and 21.8% of total sales respectively in first- and second-tier cities, and higher market share of 26.8% and 31.8% in third-tier and lower-tier cities in 2020.

Notes: Supermarkets include convenience stores and hypermarkets. Grocery stores refer to specialized retail stores and mom-and-pop shops. Others include direct selling, vending machines, etc.

Number of retail outlets in neighborhood retail market in China, 2016A-2019A

Although China’s neighborhood retail market has experienced significant growth over the past five years, it is facing many challenges and pain points:

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Unable to address rising consumer demand for quality and convenience. Quality surpasses other factors when consumers purchase groceries. However, there are still a large number of products with poor and inconsistent quality as well as low safety guarantee in the neighborhood retail industry. In addition, a new generation of consumers have a preference for online shopping, higher convenience and instant access to grocery, and the COVID-19 pandemic is giving a new urgency to such needs. But consumers’ experiences are impacted by traditional sale channels, which are unable to offer a seamless and hassle-free experience.

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Highly fragmented supermarket industry. The supermarket industry is highly fragmented with a large number of unchained single stores, which have insufficient technologies to control supply chain, product traceability and logistics, and thus present challenges to product freshness and diversity, information transparency, inventory turnover, and operational efficiency.

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Lack of standardization and digitalization in operations. The operations of traditional retail sales channels generally lack standardized procedures, and the level of digitalization remains substantially low across key processes such as product planning, sourcing, pricing, spoilage control, inventory management and warehousing management. In addition, with the increasing mobile internet penetration and user shopping behaviors shifting online, moving online is essential for physical retail stores. The majority of the traditional supermarkets and fresh markets lacks online operations and technology capabilities in supply chain, store management and logistics to serve consumers’ evolving demand.

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Lack of standardized upstream production. The upstream industry of neighborhood retail remains highly fragmented with significantly underdeveloped production standards, leading to a lack of quality consistency and low product traceability. Furthermore, there are multiple layers of distribution channels between producers and consumers without sufficient temperature control along the entire supply chain, which typically result in high spoilage and high price mark-ups. According to iResearch, the final retail price could be 3-10 times higher than the actual product price from producers and the deterioration rate can be higher than 20% for fruits and vegetables.

According to iResearch, there are three evolutionary stages in China’s neighborhood retail market, as follows:

•	Stage I (2016—2020), Business Model Innovation—Innovative business models emerged to satisfy consumers’ needs. Market players mainly competed for consumers and GMV growth;

•	Stage II (2020—2023), Vertical Replication—Multiple business models co-exist and leading players start to optimize operations and expand; and

•

Stage III (2023 and beyond), Platformization Powered by Technology Innovation—Mature technology system and industry knowhow accumulated by the leading players will be used to empower fresh markets and other offline retailers to expedite the digital transformation of neighborhood retail. Leading players gradually evolve from vertical players to industry enablers with key capabilities in platformization and large-scale digitalization.

Overview of traditional fresh grocery supply chain in China

Online Neighborhood Retail Market

The mobile internet penetration and development in logistics infrastructure have promoted the rapid growth of China’s online neighborhood retail industry. In addition, the emergence of new e-commerce and online-to-offline business models have disrupted traditional sales channels and led to strong growth in online penetration rate. The market size of China’s online neighborhood retail industry has grown from RMB713.7 billion in 2016 to RMB2,488.0 billion in 2020 in terms of GMV, at a CAGR of 36.6%, and is expected to continue to grow to RMB7,164.9 billion in 2025, at a CAGR of 23.6%, while the online penetration rate of China’s online neighborhood retail industry is expected to increase from 20.9% in 2020 to 45.5% in 2025.

Below are the key driving factors for the continued growth of the online neighborhood retail industry in the future:

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Rising consumer demand for grocery shopping. Chinese consumers have growing propensity for online grocery shopping which provides instant availability. The COVID-19 pandemic led to lockdowns which propelled the growth for on-demand grocery. In addition, consumers are increasingly focusing on standardized production, safety, quality and freshness of grocery products with higher standard for product origin and hygiene requirement, and they are more willing to pay a premium for such products. According to a survey conducted by iResearch in June 2020, there was a 27.6% increase in percentage of users who purchase fresh produce online after the COVID-19 pandemic.

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Digitalization of supermarkets. Digitalization is revolutionizing how offline retail stores engage with consumers and is increasing productivity. For example, the emergence of SaaS technology has accelerated digital transformation of supermarkets and enhances omni-channel operation capabilities, and such trend was accelerated during the COVID-19 pandemic. In addition, private traffic through the Weixin ecosystem makes grocery shopping more convenient via mobile and is an effective channel to expand user base and retain users at a low cost. By June 2020, the combined monthly active users of Weixin exceeded 1.2 billion and total transactions via Mini Program exceeded RMB800 billion in 2019.

•

Standardization in production process. The development of online retail, especially direct-to-consumer models, elevates the standard on operations such as inventory management and order fulfilment, to deliver an order within specified time frame and with quality required by consumers. The COVID-19 pandemic further accelerated such trend as optimization in production process became more and more important. In response, upstream supply chain participants need to standardize their production processes and synchronize their business processes to reduce inefficiencies.

•

Technology innovations and applications. Technology innovations and industry expertise accumulation are facilitating the level of standardization in operations which are accelerated by the COVID-19 pandemic. For example, the end-to-end application of SaaS and AI enable smart decisions in key processes in merchandising, marketing, packaging and fulfillment, as well as store and consumer management and omni-channel operations, and has greatly improved the operating efficiency of online platforms. As such, technology offers a powerful solution addressing the challenges presented by short shelf-lives and the geographic dispersion of neighborhood retail.

Comparison of Business Models in the Online Neighborhood Retail Industry

The online neighborhood retail industry remains at the early stage of its growth, and multiple business models co-exist and compete for consumers in terms of product selection, delivery speed, quality and value-for-money to satisfy consumers’ evolving demands.

The table below sets forth the comparison of neighborhood retail business models by demographic coverage across city tiers:

The DMW model

The DMW model offers an innovative solution to the growing consumer demand for high-quality product offerings and timely delivery, leveraging technological innovation. DMWs are located near residential communities or office buildings as small and medium-sized storage and distribution centers, equipped with multiple temperature zones for fresh food processing such as refrigeration, freezing, and reheating. Users can place orders via the mobile app and e-commerce platforms which distribute online orders to the nearest DMW through its intelligent system and the products will be delivered to consumers in less than one hour, which greatly improves the delivery timeliness and saves last-mile delivery costs.

In contrast to traditional e-commerce platforms, the DMW model offers more convenient experience, better product freshness, and better quality control along supply chain. It has close collaboration with upstream supply chain partners to increase direct procurement and enhance product quality through standardization. It also operates its own user acquisition channels and after-sales services, which ensures the best products and services being delivered to the users. A successful DMW model is backed by strong back-end supply chain procurement and packaging capabilities with large capital investment upfront. The business is mainly concentrated in mid-to-high-tier cities with higher population density.

Below sets forth the comparison of online neighborhood retail business models by product quality, categories and delivery time:

On-demand DMW retail industry

The on-demand DMW retail market is one of the fastest growing segments in the online neighborhood retail market. It refers to self-operated platforms that offer home delivery of fresh produce and FMCGs from DMWs within two hours.

By delivering premium products and service quality, on-demand DMW retail companies could best meet the demand of the new generation of consumers who are willing to pay for the high-quality and convenient experience in grocery shopping. The target consumer groups have increasing spending power and willingness to pay for quality, with massive potential in lifetime value. They are expected to be the key driving factor in the neighborhood retail industry and increasing contribution to the overall market size.

The market size of China’s on-demand DMW retail industry was RMB33.7 billion in 2020, and is expected to grow at a CAGR of 69.3% between 2020 and 2023. By 2025, the market is expected to reach RMB353.9 billion.

The key success factors of the on-demand DMW retail industry include:

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Merchandising and inventory management capability. In light of growing consumer demand for product diversity and ever-shorter product turnover cycles, SKUs have proliferated rapidly, which makes merchandising and inventory management capability a key area to implement technology innovations to reach next level of cost efficiency, for example, data-driven product planning, pricing, shelfing, cross-selling, replenish management, turnover management, spoilage control, and inventory management.

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Fulfillment capability. Retail fulfilment is a complex process which encompasses logistics transportation, warehousing storage, standardized processing, assembling, packaging and last mile delivery. Fulfilment capabilities vary by scale of logistics and delivery network, speed, service quality and the underlying technology infrastructure. Effective planning on the fulfilment centers that shortens the distance from consumers, coupled with route planning of picking and delivery and order bundling technologies, can effectively improve delivery timeliness, reduce product loss and thereby lead to better experience and consumer retention.

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User acquisition and retention. Companies leverage multiple channels to attract users and build their brand recognition through quality of its products and services. Social marketing via private traffic channels is key to expand user reach in a cost-efficient way. At the same time, private traffic along with membership services can be leveraged to enhance retention and user stickiness. A trustworthy omni-channel neighborhood retailer with on-demand fulfillment and guaranteed product quality will become the preferred choice for consumers’ daily purchases, continuously attracting and retaining more consumers.

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Supply chain capability. Supply chain refers to the long and complicated process of procuring fresh produce and the relationship with suppliers. Its management capability lies in many stages such as warehousing, packaging, standardized food processing, pricing and quality control, and therefore cannot be built in the short term, and its depth and scale highly depend on industry knowledge. Companies with strong supply chain capabilities can effectively increase direct procurement, control costs, increase the breadth of SKUs, enhance quality and safety of products, and improve the overall service experience.

•	Technology capabilities. Technology is key to solve the inherent challenges between increasing consumer demand for quality and convenience, and rising costs including merchandising, logistics,

labor, and rent related to distributed warehouses. AI and big data can empower the end-to-end full chain, automate decision-making on key processes, and eventually result in improved operating efficiency and healthy margins.

•	Execution capabilities. The industry expertise and execution capability of management team is also key differentiator in executing the strategies.

We ranked first in China’s on-demand DMW retail industry in 2018 and 2019, respectively, and ranked second in 2020 in terms of GMV, according to iResearch. With a strategic focus on the growth of our effective users, we generated an average price per order of RMB94.6 for our on-demand DMW retail business, which was the highest among DMW players in 2020. As we continue to invest in technological infrastructure upgrade, we also achieved industry-leading AI adoption level, with higher fulfillment margin than the average of other major players in the on-demand DMW retail industry in 2020, according to iResearch. We also ranked the highest by satisfaction rate of consumers compared to our competitors, according to a survey conducted by iResearch in February 2021.

China’s Intelligent Fresh Market

The fresh markets in China sell affordable grocery and are essential for the economic growth and livelihood of millions of people. The total value of grocery sold via fresh markets exceeded RMB3.0 trillion in 2020, and fresh markets accounted for approximately 56% of all fresh produce markets in China in 2020. In addition to being a valuable source of fresh produce for people’s daily consumption, fresh markets also carry huge value by providing essential social interaction for community residents. In addition, the fresh markets play a vital role in offering job opportunities for migrants from rural areas to cities to alleviate poverty and benefits the entire society.

However, the fresh markets fall behind in modernization to satisfy growing consumer demand for convenience, safety and hygiene in daily grocery shopping. As of the end of 2019, there were approximately 40,000 fresh markets in China, among which only 3.5% or 1,430 generated over RMB100 million and more in revenue, and the proportion of chain operations was low. In addition, the control of environment cleanliness, food safety and service standard for fresh markets operation is significantly undeveloped, and some product offerings don’t have clear source of origins or proper brand certificate, which results hygiene and food safety concerns. According to a survey from iResearch in February 2021, more than 50% of the respondents look for better food safety, well-structured layout and tidy environment in fresh markets.

Furthermore, merchants in general operate independently without standardized and digitalized SaaS system, or value-added services support such as payment, finance, supply chain, consumer management and omni-channel capabilities etc.

The Chinese government is also looking to accelerate the construction of new urban infrastructure through digitalization and technologies, and supporting the upgrade and long-term development of fresh markets in China by launching a series of policies to standardize and modernize fresh markets, and has opened up stated-run fresh markets to private sectors via form of joint venture or long-term lease.

As result of the above, the fresh market is expected to be further empowered by technology tools. There is significant growth potential in the intelligent fresh market in China. According to iResearch, the total market size of China’s intelligent fresh market was RMB13.8 billion including both online and offline GMV in 2020, and the percentage of fresh markets with digitalized transformation is expected to reach 25.7% by 2025, which drives the total market size to reach RMB1,055.7 billion at a CAGR of 137.9%.

The following are the key factors to a successful player to reach market leading position in the intelligent fresh market:

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Brand and scale of network. It is critical to build an extensive network scale to establish the strong brand recognition among consumers and merchants and grow through expansion within and across regions.

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Industry expertise and supply chain. Operation efficiency improvement for fresh markets is driven by a full upgrade from layout planning, business development, supply chain empowerment, logistics infrastructure, staff training and omni-channel operation. And it requires years of in-depth industry expertise and operation know-how to solve for the complexities

•

Technology infrastructure, SaaS and data capabilities. Technology is key to streamlining all market practices, standardizing operations and integrating into one digitalized system powered by AI and SaaS to improve consumer experience and merchant operating efficiency. Data analytics will drive more precise business decisions to satisfy consumer demand

•	Business development. A majority of the fresh markets are owned by the government and the ability to secure operating rights of quality fresh markets sets the foundation for expansion

•

Omni-channel operations. In the age when nearly all consumption behaviors are going digital, omni-channel is the approach to offering a holistic and integrated consumer experience for fresh markets. And it requires powerful e-commerce capability that complements shopping experience at physical stores and the seamless coordination of all channels from consumer engagement to supply chain to product fulfillment including in-store pick-up and to-home delivery.

China’s Neighborhood Retail Cloud Market

China’s neighborhood retail industry is still dominated by many highly fragmented and independent offline sales channels, operating with small scale, low level of digitalization and low operating efficiency. There were over 143,000 supermarkets in China in 2019. While traditional supermarkets are equipped with online operations, they lack SaaS capabilities to serve consumers’ evolving demand and achieve scalable growth.

The rise of intelligent technologies including AI, IoT and big data are changing the landscape of retailing and enabling immersive experience upgrade. Therefore, continuous industry growth calls for SaaS and cloud-based system to penetrate into all aspects of retail operations and accelerate the digitalization transformation process. It is expected to witness the emergence of an integrated platform to empower the market through their technological capabilities and further seize the market opportunities in the digitalization of China’s neighborhood retail industry.

The key technology innovations in the retail cloud market mainly include:

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Digitalized operations throughout the business cycle, including the entire supply chain and distribution, all integrated under one technology-driven system and optimized based on data accumulation, optimization, and AI-powered decision-making processes;

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Omni-channel operation capabilities with online sales channels through mobile applications or Mini Programs that help broaden user reach and increase customer loyalty with the ability to virtually demonstrate products and services;

•

Smart merchandising by utilizing data analytics capabilities that allow retailers to automatically identify popular products and adjust price discounts on inventory close to the end of their shelf life and accelerate clearance;

•	Smart marketing based on consumer behavior and big data analytics that generate targeted marketing messages to improve the efficiency of consumer acquisition and increase consumer spending; and

•

Smart store operation with AI and smart IoT devices that analyze customer behaviors and in-store flows and provide intelligent recommendations on product assortments, store layouts, and inventory tracking to improve the accuracy of service recommendations. The interactive kiosks, AI-powered bots and automatic checkout counters will also reduce the stress of store manager, enhance customer service and efficiency.

China’s neighborhood retail market reached RMB11.9 trillion in 2020, with supermarkets being the largest sales channel. With the ongoing acceleration of the digital transformation of offline retail stores and the growing demand for in-depth efficiency improvement, neighborhood retail cloud services for supermarkets are expected to further grow. iResearch expects the size of neighborhood retail cloud market for supermarkets in terms of GMV to increase from RMB190.7 billion in 2020 to RMB1,893.2 billion in 2025, at a CAGR of 58.3%.

Note: China’s supermarkets retail cloud market includes GMV from online supermarket retail cloud, not including incremental GMV from offline supermarket intelligent upgrade.

Key entry barriers of China’s supermarkets retail cloud market include 1) extensive operation know-how on supermarkets operations, 2) massive data accumulation in consumer insights, and 3) powerful technology and AI capabilities. As a result of the above, an integrated neighborhood retail company with the most relevant industry knowledge, powerful technology infrastructure and holistic intelligent solutions that address the complexities along the long value chain is expected to achieve an industry-leading position.

BUSINESS

Our Mission

Our mission is to help every family enjoy quality grocery at their fingertips.

Our Vision

Our vision is to become the largest platform to drive digitalization of China’s neighborhood retail industry.

Who We Are

Missfresh is rebuilding neighborhood retail from the ground up in China with our innovative technology and business model. We invented the DMW model to operate an online-and-offline integrated on-demand retail business offering fresh produce and FMCGs, which share the characteristics of high-frequency purchases with regular and universal demand. We strive to make grocery shopping more delightful, more efficient, more affordable and more trustworthy. To that end, we operated a technology-enabled network of 622 DMWs in 16 cities in China as of December 31, 2020. We have also built up a full stack of proprietary technology to empower participants in the neighborhood retail business such as supermarkets, fresh markets and local retailers with our core capabilities.

Through our “Missfresh” mobile application and Mini Program embedded in third-party social platforms, which feature substantially similar user interface and functions, consumers can easily purchase quality grocery at their fingertips and receive high-quality products delivered by our delivery riders to their doorstep in 45 minutes on average in 2020. We appeal to a new generation of consumers who are willing to pay for the high-quality and convenient experience in grocery shopping. We had 5.1 million, 7.2 million and 8.7 million effective users in 2018, 2019 and 2020, respectively. We accumulated a total of over 30 million transacting users as of December 31, 2020.

According to iResearch, in terms of GMV, we ranked first in China’s on-demand DMW retail industry in 2018 and 2019, respectively, and ranked second in 2020. During 2020, we focused on the growth of our effective users, and continued to invest in technological infrastructure upgrade. During the same period, we generated an average price per order of RMB94.6 for our on-demand DMW retail business, the highest among DMW players, and achieved industry-leading AI adoption level in China’s on-demand DMW retail industry, with higher fulfillment margin than the average of other major players in the same industry, according to iResearch. We also ranked the highest by satisfaction rate of consumers compared to our competitors, according to a survey conducted by iResearch in February 2021.

To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021, further empowering players in the neighborhood retail industry to embrace the digital transformation with our AI-driven technology platform and other core capabilities.

Our Understanding of Neighborhood Retail

Neighborhood retail is an indispensable part of everyone’s daily life and offers high-frequency grocery products, mainly fresh produce and FMCGs, with convenient availability. The continued urbanization in China and the increase in disposable income of Chinese urbanites are driving higher consumer willingness to pay for quality products and time-saving services.

The neighborhood retail industry in China harbors huge potential with a market size of RMB11.9 trillion in 2020 in terms of retail value and remains highly fragmented with variety of channels. The supermarket is the single largest channel with 37.4% sales contribution in 2020, with the top 10 players accounting for 6.1% of total supermarket revenue, significantly lower than 55.6% and 78.7% in the U.S. and the UK. The neighborhood retail industry in China is also stratified by city tiers in terms of market size and consumer behavior in choosing sales channels. Neighborhood retail market size in first- and second-tier cities was RMB5.8 trillion in 2020 in terms of retail value, compared to RMB2.9 trillion and RMB3.1 trillion in third-and lower-tier cities in terms of retail value, respectively. In first- and second-tier cities, structured retail channels such as hypermarkets and supermarkets accounted for approximately 38% of total retail value.

In recent years, consumer demand for real-time quality grocery products consumption has continued to grow. Traditional supermarket chains have also accelerated their online transformation and started to offer home delivery services to complement the traditional in-store model. To better meet the significant demand and to address the industry pain points such as non-standardized operations, inconsistent quality and inefficiency, new business models such as on-demand DMW retail emerged. The on-demand DMW retail market is one of the fastest growing segments in the neighborhood retail market, and it refers to self-operated platforms that offer home delivery of fresh produce and FMCGs from DMWs within two hours.

The size of China’s neighborhood retail market was RMB11.9 trillion in 2020 in terms of retail value, which consists of RMB5.0 trillion from fresh produce and RMB6.9 trillion from FMCGs, and is expected to further expand to RMB15.7 trillion by 2025. According to iResearch, the neighborhood retail market is expected to go through three evolutionary stages as follows:

•	Stage I (2016—2020), Business Model Innovation—Innovative business models emerged to satisfy consumers’ needs. Market players mainly competed for consumers and GMV growth;

•	Stage II (2020—2023), Vertical Replication—Multiple business models co-exist and leading players start to optimize operations and expand; and

•

Stage III (2023 and beyond), Platformization Powered by Technology Innovation—Mature technology system and industry knowhow accumulated by the leading players will be used to empower fresh markets and other offline retailers to expedite the digital transformation of neighborhood retail. Leading players gradually evolve from vertical players to industry enablers with key capabilities in platformization and large-scale digitalization.

Our Innovative Business Model

With over six years dedicated to the neighborhood retail market, we accurately predicted and captured consumers’ demand for fresh produce and FMCGs in first- and second-tier cities, and have transformed this industry through our extensive market know-how and pioneering technological innovations. We have also launched differentiated business models to drive digitalization of traditional neighborhood retail market segments in different cities. Our innovative business model comprises of our on-demand DMW retail business, intelligent fresh markets business and retail cloud business initiative.

We invented the DMW model in May 2015 with the focus on first- and second-tier cities in China, bringing products closer to consumers before any other DMW player. We operated 622 DMWs across 16 cities as of December 31, 2020. Through our “Missfresh” mobile application and Mini Program, our users can place orders for over 4,000 SKUs of quality grocery products to be delivered from our DMWs. Our DMWs are strategically located in local neighborhoods, and undertake the functions of cold-chain enabled warehousing and last mile logistics. DMWs are replenished quickly leveraging our smart supply chain. The convenient locations of the DMWs and our technology-enabled DMW management allow us to deliver an order to a consumer in 45 minutes on average. Therefore, unlike the traditional, time-consuming in-store grocery shopping experience, our on-demand DMW retail business is particularly capable of meeting urban consumers’ demand for fast grocery delivery. As we continued to address the strong user needs for quality grocery and fast delivery in high-density local neighborhoods, we achieved a growth of net revenues from RMB3.5 billion in 2018 to RMB6.1 billion in 2020, and a gross margin of 19.4% in 2020.

We have pioneered the intelligent fresh market business model, as fresh markets remain the go-to place for fresh produce shopping. Fresh markets in China offer a vibrant venue full of human touch, as they serve not only as a place where families purchase daily necessities, but also as a place for social gathering, interaction and pastime. For this reason, fresh markets have maintained a steady market share even amid the trend towards online shopping over the past several years, and they still have a solid user base within residential communities.

Leveraging the core capabilities developed through our self-operated on-demand DMW retail business, we launched our intelligent fresh market business in September 2020. Through this business model, we standardize and transform fresh markets into smart fresh malls by (i) reconfiguring the market floor plan, optimizing the merchants mix and introducing new service offerings; (ii) providing merchants with a SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our value-added services, enabling merchants at our intelligent fresh markets to convert and manage offline private traffic to our platforms and to realize additional monetization. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China. According to iResearch, we are the industry leader in terms of enabling traditional fresh markets to accelerate digital transformation.

We are committed to transforming the operation of the neighborhood retail industry. To achieve this goal, we take a four-step approach: standardization, digitalization, intelligentization and platformization. We have reshaped the neighborhood retail value chain end-to-end, from managing the supply chain operation in an intelligent way to digitalizing the business operation process. At the same time, we have gained significant data insights that help us optimize our algorithms. As a result, we have developed an end-to-end intelligent system, namely, the Retail AI Network (RAIN), which includes smart supply chain, smart logistics and smart marketing, among others. Our RAIN significantly enhances the automation level and efficiency of the entire operation process by using data analytics and AI to replace human decisions in areas such as inventory replenishment, procurement and turnover management. Our RAIN benefits us on multiple fronts including consumer satisfaction, operational efficiency and business expansion. Such technology capabilities have allowed us to establish a high barrier to entry in an industry characterized by high transaction frequency, high inventory loss rate and need for convenient delivery.

We have also started to platformize our pioneering business model and RAIN technology platform through our retail cloud business initiative. This initiative is designed to empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers to jumpstart and effectively operate their business in a digital way via smart omni-channel marketing, smart supply chain management and store-to-home delivery capabilities. According to iResearch, we have become the only company in the neighborhood retail industry that deeply empowers both supermarkets and fresh markets retail through AI technology and retail cloud services.

What We Have Achieved

Since our inception in 2014, we have achieved significant growth. Our total net revenues increased from RMB3,546.7 million in 2018 to RMB6,001.4 million in 2019 and RMB6,130.4 million in 2020 (US$939.5 million) in 2020. Our gross profit, calculated as total net revenues minus cost of revenue, increased by 71.3% from RMB304.0 million in 2018 to RMB520.9 million in 2019, and further increased by 128.5% to RMB 1,190.4 million in 2020, and our gross margin improved significantly from 8.6% in 2018 and 8.7% in 2019 to 19.4% in 2020. We incurred a net loss of RMB2,231.6 million, RMB2,909.4 million and RMB1,649.2 million (US$252.7 million) in 2018, 2019 and 2020, respectively. Our adjusted net loss, a non-GAAP measure, was RMB2,215.9 million, RMB2,777.0 million and RMB1,589.7 million (US$243.6 million) in 2018, 2019 and 2020, respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

An innovator and leader in China’s neighborhood retail industry

Our innovative retail business meets consumers’ needs for a convenient, high-quality and delightful grocery shopping experience. We invented the DMW model in May 2015 with the focus on first- and second-tier cities in China, bringing products closer to consumers before any other DMW player. As of December 31, 2020, we operated a technology-enabled network of 622 DMWs in 16 cities in China, through which we are able to accurately predict and address varying consumer demands for quality products and speedy delivery. According to iResearch, in terms of GMV, we ranked first in China’s on-demand DMW retail industry in 2018 and 2019, respectively, and ranked second in 2020. Our GMV increased from RMB4,725.9 million in 2018 to RMB7,597.2 million in 2019 and RMB7,614.7 million (US$1,167.0 million) in 2020, with a CAGR of 26.9%. We stand out with the following characters:

•

High quality: With over 80% of our products directly sourced from their origin, and our extensive industry experience, we are capable of selecting high-quality SKUs and offering consumers the best deals. Furthermore, we have established a traceable quality control system covering the entire value chain from origin, quality control centers and DMWs to consumers, ensuring the high quality of our products and consistency of consumer experience.

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One-hour delivery: Our DMWs are strategically located in local neighborhoods, and undertake the functions of warehousing and the last-three-kilometer logistics. Our users have access to quality grocery of over 4,000 SKUs, which can be delivered in 45 minutes on average after a user places an order with us. We also offered next-day delivery of over 12,000 SKUs to supplement our DMWs’ offerings.

We have also pioneered the intelligent fresh market business model. Serving as a place for both fresh produce shopping and social interactions, fresh markets in China present a vibrant business full of human touch. It has maintained a steady market share even amid the trend towards online transformation over the past few years, serving a massive user base in local neighborhoods. By leveraging our RAIN, we standardize and digitalize fresh markets into smart fresh malls by (i) reconfiguring the market floor plan, optimizing the merchants mix and introducing new service offerings; (ii) providing merchants with a SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our value-added services, enabling merchants at our intelligent fresh markets to convert and manage offline private traffic to our platforms and to realize additional monetization. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China.

During 2020, we focused on the growth of our effective users and generated an average price per order of RMB94.6 for our on-demand DMW retail business, the highest among DMW players. As we continue to invest in technological infrastructure upgrade, we also achieved industry-leading AI adoption level in China’s on-demand DMW retail industry, with higher fulfillment margin than the average of other major players in the on-demand DMW retail industry in 2020, according to iResearch. We also ranked the highest by satisfaction rate of consumers compared to our competitors in 2020, according to a survey conducted by iResearch in February 2021. We also achieved industry-leading technology and intelligentization level in China’s on-demand DMW retail industry—first in patents related to fresh produce management and first in technology team size, according to iResearch.

Our proprietary Retail AI Network (RAIN) driving superior user experience and operational efficiency

Our proprietary Retail AI Network (RAIN) is an AI-enabled technology platform designed for the operational management of long-value chain retail business. Our RAIN mainly consists of our smart supply chain, smart logistics and smart marketing systems, bridging all value chain junctions including inventory replenishment, procurement, turnover management, merchandising, logistics and marketing. We have created our RAIN to automate key operational decision-making. After over four years of iteration, in 2020, our RAIN automated 98% of the decisions in inventory replenishment, 97% of the decisions in procurement and 85% of the decisions in turnover management. With our RAIN, we have effectively reduced our dependence on the experience of front-line managers and operators, lowering the threshold for personnel experience and increasing operational efficiency.

We have also used our RAIN for effective merchandise optimization in order to fulfill consumers’ daily grocery needs while maintaining fast inventory turnover. The number of SKUs offered from our DMWs increased from over 2,200 in 2018 to over 4,000 in 2020. The turnover of fresh produce in our DMWs was 1.8 days on average in 2020, shorter than the average of other major players in the DMW business, according to iResearch.

At the same time, we leverage our RAIN to manage inventory replenishment, which helps us balance a sufficient inventory of products in our DMWs and a low inventory loss rate due to over-stocking. In 2020, we successfully ensured that 94% of our SKUs were still available at 5 p.m., the evening peak hour for grocery shopping, and we also kept our average inventory loss rate at 2.5% in 2020, lower than the average of other major players in the DMW business, according to iResearch.

We have established, with our RAIN, a fully-linked and traceable quality control system covering the entire neighborhood retail value chain from origin, to quality control centers and DMWs and finally to consumers. Hence, we have realized controls over the whole life cycle of our products, which facilitates after-sale tracing management and assures high product quality. We achieved a very low refund rate of 0.6% in 2020 while offering our users an unconditional refund policy if they are not satisfied with the quality of products delivered.

In the delivery stage, our RAIN plans the optimal delivery route for our delivery riders. In 2020, 100% of our orders were automatically assigned to delivery riders by the system, and over 80% of orders departed our DMWs within 10 minutes after we received the order. Each of our delivery riders delivered 50.2 orders a day on average in 2020, higher than the average of on-demand DMW retail industry, according to iResearch.

Direct sourcing from origin creating win-win for ourselves and suppliers

Direct sourcing from origin is an important initiative we have taken to maintain quality, stable supply and cost advantage. In 2020, over 80% of our products are directly sourced from their origins, much higher than the on-demand DMW retail industry average, according to iResearch.

Direct sourcing from origin made it possible for us to establish a full coverage of end-to-end digitalized supply chain. Leveraging our RAIN’s inventory replenishment system, we can provide our suppliers with sales forecasts, facilitating them to manage inventories more accurately and make production plans accordingly. In addition, direct sourcing eliminates multiple layers of middlemen and also provides us with more favorable terms given the volume of our large-scale procurement.

Our insights and intelligent forecasts of users’ needs and sales volume can help suppliers make product category planning, sales planning and reduce losses ahead of time. With our data analytics, we also help suppliers carry out selection and breeding, and scientific planting, and guide them throughout their production process.

Effective social network-based online marketing

Social media-based online marketing improves our user acquisition efficiency. Our users tend to be tech savvy and privy to social and online shopping. Based on the characteristics of our user base, we have leveraged social networks, especially the Weixin social ecosystem, as a key channel to acquire users. In 2017, we acquired new users through our portfolio of marketing tools on the Weixin platform such as Official Account and referral rewards. In 2018 and 2019, we were among the earliest merchants who adopted Mini Program for user growth. Today, private traffic from social network channels powers our user retention and growth.

Extensive operational and technology expertise laying solid foundation for future business opportunities

Our in-depth industry understanding and extensive operational experience in the DMW model, together with our proprietary RAIN system, have enabled us to provide consumers with superior shopping experience and achieve high operational efficiency at the same time.

Traditional neighborhood retail business models rely heavily on offline traffic, store locations and experienced front-line managers. Their offline consumer traffic has been negatively impacted by the trend towards online shopping, especially after the COVID-19 pandemic, and they have been struggling to provide consistent user experience and maintain operational efficiency. We are well positioned to platformize our pioneering business model and RAIN through our retail cloud business initiative to empower a wide range of business partners such as supermarkets, fresh market owners and retail store merchants to help them jumpstart and effectively operate their business digitally with our omni-channel marketing, smart supply chain management and store-to-home delivery capabilities.

Innovative and experienced management team with a firm belief in technology

We have an innovative management team able to seize the opportunities of our times. With over 20 years of experience in retail and supply chain, Mr. Zheng Xu, our founder and chief executive officer, has profound understanding of China’s retail and information technology sector. As an innovative and entrepreneurial leader, Mr. Xu has led the company to invent the DMW model and pioneer the intelligent fresh market transformation. Mr. Xu was among Fortune Magazine’s 40 Business Elites under 40 in China for four consecutive years since 2017.

Our management team has a strong belief in the power of technology. We are committed to continuing our investment in core digital capability and in building our moat to face off competition. We have continued to invest in our technology since our inception and maintained a team of over 400 technology personnel in 2018, 2019 and 2020.

Our management team is well versed in grocery supply chain, retail and technology. The team has extensive knowledge in neighborhood retail as well as technology and platform economy. This combination allows us to provide a superior shopping experience, and upgrade and transform the neighborhood retail industry with the power of technology at the same time. Our experienced management team has also built a solid talent base for the company to drive development and innovation in the long run.

Our Strategies

We will further grow our business by pursuing the following strategies:

Continue to grow our on-demand DMW retail business

We endeavor to expand users and retain more effective users and enhance brand recognition with first-class product quality and hourly delivery service. We will enrich our product offerings and continually improve product quality to meet the increasing demand of daily consumption of individuals and families. We are dedicated to offering superior delivery service to better meet consumer demand.

We aim to further strengthen user loyalty and increase annual spending per effective user. We will further increase user stickiness through sound brand promotion, social marketing and membership services, and engage users through various social network channels.

We plan to strengthen our core technology capabilities to continue to drive growth, optimize supply chain, improve fulfillment, operational and marketing efficiency.

We aim to extensively and systematically replicate the DMW model in target cities and regions to increase the coverage of DMWs.

Expand our pathbreaking intelligent fresh market business

We consider our intelligent fresh market business as a strategic new business that could strengthen our core competitive advantage in the future, as fresh markets are a key traffic gateway for neighborhood retail in over 300 cities in China. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China. We plan to digitalize and empower fresh markets with the operation know-how that we have accumulated over the past six years. We are committed to creating the next generation intelligent fresh markets through standardization, digitalization and intelligentization. We will obtain operating rights of fresh markets and further expand our intelligent fresh market business.

Platformize our Retail AI Network (RAIN) via our retail cloud business initiative

We will continue to focus on investments in research and development and continue to enhance our RAIN.

We then plan to platformize our RAIN and open to our business partners to form our retail cloud business. We plan to empower business partners such as supermarkets, fresh markets and retail stores with digitalized capabilities of omni-channel retail, customer management, supply chain and fulfillment management.

Foster the Missfresh ecosystem with the incubation of new products, brands and technologies

We aim to foster a vibrant Missfresh ecosystem by further strengthening our collaboration with quality suppliers, increase the proportion of direct sourcing from product origins, and expand product offerings with quality products. With insights into the neighborhood retail industry and consumer needs, we intend to empower our suppliers to better arrange production plans and control product quality. Furthermore, leveraging our consumer analytics, marketing and distribution capabilities, we plan to incubate new products, brands and technologies with our resources and through strategic cooperation, investment and other means.

Selectively explore opportunities of strategic alliance, investments and acquisitions

We will selectively seek strategic alliance, investments and acquisitions to solidify existing market leadership and core capabilities. We plan to continue to build up strategic alliance, deepen collaboration with major strategic partners, improve platform capabilities, and create more value through such alliance.

Our Business and Evolution

We are a leading online and offline neighborhood retail platform in China with three major complementary business lines: on-demand DMW retail business, intelligent fresh market and retail cloud services. Our vision is to become the largest platform to drive digitalization of China’s neighborhood retail industry by leveraging our RAIN, a technology platform that integrates human decision-making with our proprietary smart supply chain, smart logistics, smart marketing and other technologies based on our ever-growing operational knowhow and expertise.

We play an important role in our consumers’ daily lives. We are a pioneer in on-demand DMW retail, offering hourly delivery of high-quality grocery from our technology-enabled DMWs to consumers’ doorsteps. Most goods on our “Missfresh” mobile application and Mini Program are directly sourced and individually managed to ensure high quality and safety standards. We operated 622 DMWs in 16 cities in China as of

December 31, 2020. Our on-demand DMW retail business is powered by our AI-powered, end-to-end RAIN, which focuses on direct procurement and quality standardization, covering the entire value chain from origin, quality control centers and DMWs to consumers, ensuring the high quality of our products. Our digitalized management system has reduced our dependence on store resources and the experience of operating personnel, thus helping us replicate our large-scale DMW operation.

We have also prioritized building RAIN, our proprietary technology platform, with our technology and data-driven mindset to improve user experience, optimize operational efficiency and increase scale. Contrary to the low operating efficiency, low standardization and labor-intensive operation in the overall neighborhood retail industry, we have achieved close to 100% data-driven and AI-based decision-making within many aspects of the supply chain, logistics and marketing processes. After over four years of iteration, in 2020, our RAIN automated 98% of the decisions in inventory replenishment, 97% of the decisions in procurement and 85% of the decisions in turnover management. In 2020, we successfully ensured that 94% of our SKUs were still available at 5 p.m., the evening peak hour for grocery shopping, and we also kept our average inventory loss rate at 2.5% in 2020, lower than the average of other major players in the DMW business, according to iResearch. Each of our delivery riders delivered 50.2 orders a day on average in 2020, compared to 35.3 in 2018 and 45.5 in 2019, higher than the average of on-demand DMW retail industry, according to iResearch. At the same time, we have collected data generated throughout the operation process and have utilized it for the iterative optimization of our algorithms to further enhance our service and increase efficiency.

We have pioneered the intelligent fresh market business model. Our intelligent fresh market business aims to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We enter into long-term operating contracts with fresh markets ranging from 10 to 20 years with competitive fixed pricing terms. Such operating contracts could be terminated by us at will with a penalty payment of three months’ rent. We convert fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, we help merchants at our intelligent fresh markets convert and manage offline private traffic to our platforms and realize additional monetization. We generate revenue from rent collected from individual merchants, annual fee or commission based on GMV of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value added services.

We have also started to platformize our pioneering business model and RAIN through our retail cloud business initiative. We provide business partners and other enterprises with:

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Digitalized operations throughout the business cycle, including the entire supply chain and distribution, all integrated under one technology-driven system and optimized based on data accumulation, optimization, and AI-powered decision-making processes;

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Omni-channel operation capabilities with online sales channels through mobile applications or Mini Programs that help broaden user reach and increase customer loyalty with the ability to virtually demonstrate products and services;

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Smart merchandising by utilizing data analytics capabilities that allow retailers to automatically identify popular products and adjust price discounts on inventory close to the end of their shelf life and accelerate clearance;

•	Smart marketing based on consumer behavior and big data analytics that generate targeted marketing messages to improve the efficiency of consumer acquisition and increase consumer spending; and

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Smart store operation with AI and smart IoT devices that analyze customer behaviors and in-store flows and provide intelligent recommendations on product assortments, store layouts, and inventory tracking to improve the accuracy of service recommendations. The interactive kiosks, AI-powered bots and automatic checkout counters will also reduce the stress of store manager, enhance customer service and efficiency.

Our On-Demand DMW Retail Business

Our on-demand DMW retail business generates revenue from sales of groceries on our “Missfresh” mobile application and Mini Program. We offer on-demand delivery of more than 4,000 SKUs of our individually managed products from our strategically located neighborhood DMWs to consumers in 45 minutes on average. We rely on smart supply chain, smart logistics, and smart sales & marketing systems in our RAIN. The superior consumer experience allows us to attract and retain effective users and increase purchases from effective users. Finally, our online and offline operations are fully integrated as we operate the end-to-end value chain of neighborhood grocery retail, allowing us to meet consumer needs for speedy delivery of quality products. We have cultivated our brand image for over six years. Today, most consumers associate reliability, trustworthiness, fresh and high-quality products with Missfresh based on a user survey conducted by iResearch.

Our consumers

We have built a loyal and premium consumer base in major Chinese cities for our on-demand DMW retail business, and our consumers are essential to our success. Our primary target consumers are the middle-class consumers in major Chinese cities. Overall, our consumers are relatively young, tech-savvy, and adept at online shopping and social shopping. Over half of our consumers are between 26 to 35 years old and close to one-third of our consumers are between 36 to 45 years old, according to iResearch. This population possesses the strongest demand for efficient grocery delivery services and represents the largest segment of our consumer base. We are especially attractive to the following types of consumers: parents who cook for the family, gourmets who have a high standard for food, and white-collar professionals.

For the years ended December 31, 2018, 2019 and 2020, we had approximately 5.1 million, 7.2 million and 8.7 million effective users on our “Missfresh” mobile application and Mini Program, respectively. Since 2020, we have focused on the growth of higher value users.

The annual spending per effective user increasing from RMB558.0 in 2018 to RMB690.4 in 2019 and to RMB712.8 in 2020. We sold 245.3 million, 450.4 million and 554.9 million items to our effective users in 2018, 2019 and 2020, respectively, which testify to the management capability of our supply chain. We also closely track total orders placed by effective users, which was 32.5 million, 59.1 million and 65.1 million in 2018, 2019 and 2020, respectively. GMV attributable to our effective users grew from RMB2,836.0 million in 2018 to RMB4,951.9 million in 2019 and RMB6,184.0 million (US$960.4 million) in 2020.

We have also developed a loyal consumer base. The number of core users, or users that placed four or more orders within any month in a given year, as a percentage of our transacting users increased from approximately 14.9% in 2018, to 17.3% in 2019 and further to 21.1% in 2020. Our core users placed 20, 21 and 21 orders on average in 2018, 2019 and 2020. In addition, spending from our core users has been growing steadily, with the annual spending per core user increasing from RMB1,725 in 2018 to RMB1,851 in 2019 and RMB2,044 in 2020, and the average price per order for these core users being RMB88, RMB89 and RMB98 in 2018, 2019 and 2020, respectively.

Product offering

Our expertise in grocery is our core strength. Historically, fresh produce sales had been a major component, but over the years we have expanded our offerings to include more SKUs with a more diversified portfolio of products. As of December 31, 2020, 61% of our GMV was from fresh produce such as fruits, vegetables, meat and seafood and dairy, while FMCGs accounted for 39% of our GMV. We also offered next-day delivery of a wider range of products of over 12,000 SKUs to supplement our DMWs. Besides our “Missfresh” mobile application and Mini Program, convenience go vending machines located in office buildings and hotels also bring selected products to our consumers.

Smart logistics

DMW network. We are the pioneer in implementing the DMW model for grocery delivery. DMWs are neighborhood warehouses with different temperate zones and refrigerated storage capability. All of our DMWs are centrally deployed, managed and operated. Each DMW is about 300 square meters in size on average and hosts more than 4,000 SKUs, serving neighboring communities within three kilometers and delivering speedy and high-quality service. We use a proprietary DMW site selection algorithm to determine sites for establishing new DMWs. The algorithm takes into account parameters such as proximity to residential neighborhoods, neighborhood demographics, residents’ spending power, property ownership and type, physical condition of the property, delivery convenience, externalities, and financial considerations. Our data are derived from our operations, data provided by our business partners, on-the-ground investigation, as well as publicly available information. Our 622 DMWs as of December 31, 2020 cover 16 first- and second-tier cities in China.

DMW management. We operate the DMWs with the same standard and through our proprietary technology including logistics, supply chain and inventory management. The centralization of technologies ensures that our operations across different locations meet the same high standard. The key technology in our DMWs lies in the physical design and layout of different temperature zones. We also utilize IoT technologies to monitor inventory status, control temperature, prepare goods for packaging, and ensure site security with multiple measures including facial recognition in our DMWs. Finally, we combine IoT data and AI analytics to enable each DMW to customize its product offerings, replenish its inventory, optimize planning of personnel, and assign delivery tasks to delivery riders. Equipped with our technological infrastructure and operational system, a small number of DMWs are managed by our third-party partner managers, who oversee the day-to-day on-site operation of these DMWs and adhere to the same standard applicable to our self-managed DMWs.

We manage our DMWs based on their life cycles and performance standards. We evaluate each DMW based on multiple indicators including revenue per square meter and number of orders. We consolidate and upgrade DMWs overtime to achieve better performance and efficiency of scale. For DMWs that exceed their capacity, we typically upgrade such DMWs or expand to an adjacent area to meet consumer demand. For example, our DMW located at Dongdaqiao has an area of 438 square meters. Its monthly order number reached 57,929, and its GMV reached RMB5.8 million in December 2020.

Each DMW is staffed with one manager, five to ten sorting and stocking employees, who make sure that our shelves are fully stocked and package the orders in a timely manner, as well as ten to twenty delivery riders dedicated to the particular DMW. Each DMW also employs a night crew of one to three individuals, who replenish our inventory every night after the close of business. To enhance efficiency, we also recruit partner-managers at some DMWs, and these partner-managers adhere to the same standard of operation.

Delivery network and management. We manage our delivery riders by entering into agreements with our delivery partners, who engage the delivery riders as contractors, and cooperate with leading third-party delivery platforms for the rest of our fulfillment needs to meet peak demands. We train our delivery riders when they are inducted and regularly during their courses of employment. During the training, we focus on consumer-facing etiquette and the uniform wearing requirement. Our delivery riders are compensated with a base salary plus bonuses proportional to the number of orders fulfilled. During peak grocery shopping hours, we also recruit third-party delivery service providers to meet the demand of our consumers. Our proprietary order processing, packaging, and routing technology allows us to deliver orders to consumers in 45 minutes on average in 2020.

Our delivery management system coordinates the flow of goods between our DMWs and the delivery addresses for each package in each order, optimizes routing and provides instructions for our delivery riders. Our routing technology is particularly efficient as it takes into account order time, traffic, and the type of goods being delivered. Our delivery rider management system is automated to assign delivery riders with the most suitable number of orders to ensure that no single delivery rider is overwhelmed with delivery tasks and each delivery rider is reasonably compensated. Our delivery riders’ payrolls and employment contracts are managed by our delivery partners, who are professional delivery rider dispatch firms.

Smart Supply Chain

A smart supply chain powered by AI and IoT technology drives our effort to improve our fulfillment capability and offerings to consumers. Managing the supply chain for a retail business that focuses on selling grocery to a population of over 400 million tier-1 and tier-2 Chinese city residents involves many different stages, such as procurement, warehousing, food processing, packaging, produce development, and inventory management. The supply chain for fresh produce, in particular cold-chain logistics, tends to be long and complicated. Our industry leading end-to-end smart supply chain covers direct procurement, merchandising, and quality control.

Merchandise Direct Sourcing & Quality Control

We focus our effort on directly purchased goods from manufacturers/producers. Currently over 80% of the goods we offer are directly procured from producers, compared to the industry average direct procurement rate of 55%. For example, 93% of our fruits, 94% of our vegetable products, and 96% of our seafood offerings are directly procured.

Our direct procurement effort is led by a seasoned merchandising team. We impose a strict screening process for potential suppliers who wish to work with us. We focus on standardized criteria for the selection and evaluation of our suppliers on the basis of product quality, reputation, scale of production, price and ability to meet our delivery schedule. In 2020, our procurement specialists supervised over 2,300 suppliers. When our suppliers fail to meet our requirements, we also have on-the-spot procurement backups to meet our daily business needs.

We have adopted and maintained strict procedures for product selection to ensure that our offerings are safe and high in quality. We require all products we procure to meet our quality standards and Chinese national standards in all respects, including raw materials used, qualification of the manufacturer, labelling and advertisement. Once products arrive at our quality control centers, our quality control team and on-site third-party agencies examine the products and run regular lab tests on our products’ safety and quality. In addition, we have established, with the power of IoT technology, a full-link and traceable quality control system covering the entire value chain from origin, to quality control centers and DMWs and finally to consumers. By assigning each of our product a code, we have realized controls over the whole life cycle of our products, which facilitates after-sale tracing management and assures high product quality. We believe that our strict quality control and site management procedures are key to ensuring a high quality level of products we sell.

Product Development

Product development. Our product development system forecasts a product’s revenue generation, assesses the sales performance of new and existing products, delists underperforming products and optimizes the number and portfolio of SKUs that we offer through our DMWs. With this automated process, we have been able to achieve a balance between the number of SKUs we offer and turnover rate to optimize operational efficiency. While we work on the supply chains of different products, we rely on data generated by the system to develop new offerings.

Supply & demand management system. Our supply and demand management system, a key component of our RAIN system, conducts sales forecasting, supplier management, inventory planning and automated procurement. For each DMW, our RAIN automatically determines the selection and quantity of products based on projected demand. The system makes procurement decisions automatically, replacing human decision-making. Once the procured products arrive at our quality control centers, our replenishment management system will automatically allocate the selection and quantity of products for further distribution to each DMW. Our forecasts also prepare our suppliers for timely production, thus ensuring a steady supply of products.

Inventory disposal policy. We have a 2.5% inventory loss rate for our grocery products in 2020. Our disposal policy lays out strict criteria for disposal, based on the particular expiration date, storage space availability, storage environment requirement, and demand forecast of each SKU.

Smart Sales and Marketing

We employ a variety of programs and marketing activities with AI and data analytics to promote our brand as the destination for high-quality grocery.

The following graphics illustrate the user interfaces and modules of MissFresh mobile application.

Consumer acquisition online. Social media-based user acquisition improves our consumer acquisition efficiency. Based on the characteristics of our user groups, we have leveraged social networks, especially the

Weixin ecosystem, as a key channel to acquire users. As one of our important shareholders and partners, Tencent has partnered with us in conducting many successful initiatives in social consumer acquisition.

Recently, we have launched our WeCom Account, a new tool promoted by Weixin to help enterprise build private traffic and directly interact with consumers on a personal basis. WeCom Account helps us better manage and communicate with a stable pool of private traffic consumers. We regularly organize promotional events within our Weixin groups of consumers. Meanwhile, we are also taking advantage of short video platforms to generate sales leads and are seeing substantial conversion from short video platforms. In terms of user operation and user retention, Tencent has cooperated with us in areas such as WeCom Account and Tencent Video account to improve user stickiness and user retention.

Consumer acquisition offline. We have organized promotional activities in various locations. We are also investing in targeted advertisements at office buildings and residential neighborhoods.

Intelligent promotion. We maintain a database of consumer profiling, product profiling, DMW profiling and local demographics to create customized product recommendations to support push and targeted marketing both online and offline, thus allowing us to efficiently acquire new consumers. Our sophisticated business intelligence system leverages our large consumer database and RAIN to create customized product recommendations on the virtual shelf in our “Missfresh” mobile application and Mini Program, allowing us to maximize the exposure to products, browsing efficiency, and purchase willingness of each consumer.

Data and social interaction-driven CRM. Once a consumer has completed a purchase, we focus on establishing a continuing relationship with that consumer in order to encourage repeat purchases. Our technology takes into account parameters such as user behavioral data, purchase history, seasonality, climate, time of the day, similar sales data to meet consumer demands and achieve quick inventory turnover. We also conduct marketing campaigns and offer special promotional discounts on products from time to time. We have executed promotional and sales events like coupon codes for consumers who invite new users and freebies for group purchasers on social media. We also provide bundled sales options to reach existing and potential consumers and reward consumers through discounts. Our promotions usually lead to higher numbers of items per order.

Customers can also find and share recipes, register their preferences, manage their accounts, and share how-to cooking videos and recipes generated in our user community.

Our Customer Service. Our customer service team consists of both AI-powered bots and dedicated customer service agents. Our philosophy of “first call response, first call resolution” ensures that our users never have to wait in line or make a second request to receive a satisfactory service resolution.

Our Intelligent Fresh Market Business

Our intelligent fresh market business aims to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We enter into long-term operating contracts with fresh markets, most of which has a term ranging from 10 to 20 years, with competitive fixed pricing terms. Such operating contracts could be terminated by us at will with a penalty payment of three months’ rent. We convert fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, we help merchants at our intelligent fresh markets convert and manage offline private traffic to our platforms and realize additional monetization. We generate revenue from rent collected from individual merchants, annual fee or commission based on GMV of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value-added services. We are also exploring options to provide SaaS to other fresh markets that are not managed by us, for which we can charge market operator a SaaS subscription fee. Our participation helps the fresh market merchants further embrace the trend of online and offline integration, digitalization and intelligentization and achieve lower cost and higher operating efficiency. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China.

Standardization, intelligent business planning and optimization. We standardize the placement of merchant stalls, reconfigure the floor plan, improve the business mix and introduce new service offerings, for the purposes of boosting offline sales and offer value-add services, such as priority stalls. We leverage the scale of our smart fresh malls to bring in more products and service providers, including bakery chains, hair salons and food delis so that our fresh markets become a destination for consumers with a variety of needs. As we gain more operational experience, we will be better at optimizing the layout of fresh markets to increase traffic and better match consumers with merchants.

SaaS-based service package for merchants. We help merchants achieve digitalized operation through electronic payment processing, marketing tools, and business planning. Our proprietary smart supply chain also helps merchants expand product offerings and optimize procurement cost. We further help merchants generate demand through online sales and our delivery or in-store pick-up services.

Omni-channel enablement. We link fresh market merchants and consumers through omni-channel purchase options. Through SaaS-based service package we provide to our merchants, we help merchants convert their offline private traffic into online traffic. The seamless integration of online and offline shopping processes allows fresh market consumers to experience the traditional atmosphere of a fresh market in an efficient and hassle-free manner.

Our Retail Cloud Services Business Initiative

We are committed to revolutionizing the neighborhood retail industry outside of our DMWs and intelligent fresh markets. Our technological capacity and infrastructure are naturally appealing to third parties who want to engage in online retail and digital operations. Leveraging the significant scale of our business, cutting-edge RAIN, and AI capabilities from years of operation, we started our retail cloud business initiative in 2021 to provide business partners and other enterprises, starting from supermarkets, with a cloud and AI-based SaaS. Our retail cloud SaaS provides businesses tools to manage all aspects of their businesses including omni-channel marketing, private traffic, merchandising, supply chain, fulfillment, DMW and operational optimization.

Our end-to-end solutions embedded in our RAIN have established a high barrier to entry in an industry characterized by high transaction frequency, high inventory loss rate and needs for convenient delivery. With acute knowledge of the needs of our retail cloud services clients, ranging from local supermarkets to neighborhood grocery stores, we are ready to disrupt conventional practices in the neighborhood retail industry at a large scale.

Technology & Data Security

We are a technology driven company, with over 400 employees in our technology, research and development department as of December 31, 2020. Over the past three years, we have invested RMB1,070 million (US$164.0 million) into research and development and accumulated insights into consumer data. Firmly committed to our philosophy of “standardized, digitalized, intelligentized and platformized”, as well as our dedication to a big data and technology-driven operation model, we have established a high barrier to entry in an industry characterized with high transaction frequency, high inventory loss rate and needs for convenient delivery. We are committed to continuing to invest in our core digital capabilities.

Our proprietary Retail AI Network is an AI-enabled technology platform designed for the operational management of long-value chain retail business. Our RAIN consists of our smart supply chain, smart logistics, and smart marketing systems, bridging all value chain junctions including inventory replenishment, procurement, turnover management, merchandising, logistics, and marketing. Using standardized management based on SaaS and AI-powered decision-making, we ensure effective decision-making and efficient execution. With our RAIN, we break down end-to-end operations into modules to ensure seamless management and transaction with our consumers.

Within each module of operation, we implement a certain level of automation. We have achieved close to 100% data-driven and AI-based decision-making within many aspects of the supply chain, logistics and marketing processes. After over four years of iteration, in 2020, our RAIN automated 98% of the decisions in inventory replenishment, 97% of the decisions in procurement and 85% of the decisions in turnover management. In 2020, we successfully ensured that 94% of our SKUs were still available at 5 p.m., the evening peak hour for grocery shopping, and we also kept our average inventory loss rate at 2.5% in 2020, lower than the average of other major players in the DMW business, according to iResearch. Even as we have expanded SKUs from over 2,200 in 2018 to over 4,000 in 2020, our DMWs’ inventory turnover days have decreased from 6.1 to 3.8 days overall. For example, the inventory turnover days for vegetables have decreased from 2.4 days to 1.3 days, and from 6.0 to 2.3 days for meat and poultry. Our delivery riders deliver an average of 50 orders a day, higher than the average of on-demand DMW retail industry, according to iResearch.

We rely on major cloud service providers to maintain our technological infrastructure. Our technology ensures that the different cloud services for different business functions interconnect smoothly. Our information technology engineers hail from top technology firms in China.

We are committed to protecting our users’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide, such as cell phone numbers, device information and delivery status, and use the collected data for our platform operations, all with users’ consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our user and other forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our platforms and to protect the privacy of our users.

Intellectual Property

We have built a system of intellectual property management, which ensures that all of our technological innovations are copyrighted and protected as intellectual properties. We defend any infringement on our registered trademarks from competitors. In our business contracts, we include intellectual property protection clauses that define intellectual property ownership.

Our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property are critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of December 31, 2020, we had 98 authorized patents in China, including 30 inventions, 30 utility models and 38 designs, and 181 patent applications in China, including 164 inventions, 14 utility models and 3 designs. We also had 73 computer software copyrights, 432 trademark registrations and 85 trademark applications in China and 24 trademark registrations and 6 trademark applications outside China, as of the same date.

Competition

We anticipate that the neighborhood retail industry will continue to evolve and will see rapid technological changes, evolving industry standards, shifting consumer requirements, and frequent innovation. We must continually innovate to remain competitive.

Entry barriers in the neighborhood retail market mainly include brand recognition and reputation, technology capabilities, merchandising, inventory management, fulfillment capability, efficiency and performance. Our strong technological infrastructure, coupled with our merchandising and fulfillment capabilities, power and continuously improve the consumer experience and efficiency. Given our competitive advantages, we believe that we are positioned favorably against our competitors. See “—Our Strengths.”

We compete for consumers, orders and products. Our current or potential competitors include major e-commerce companies in China that offer a wide range of product categories, major traditional retailers in China that are moving online, and other online and offline retailers and e-commerce companies focused on grocery product category.

There are multiple existing market players that operate on-demand DMW retail business. Further, certain large retailers may build or further develop their own on-demand DMW retail network. We compete primarily on the basis of the following factors: (i) our ability to expand user base and retain a large number of consumers, (ii) our platforms that enables users to buy products easily, (iii) strong merchandising and fulfillment capabilities, including logistics and product quality, (iv) our tailored strategies targeting developed cities and lower-tier cities at the same time, (v) our advanced technology infrastructure, and (vi) reliable and flexible supply chain.

Our intelligent fresh market is pathbreaking and currently has no major competitors. The retail cloud business initiative is relatively new, and we may face competition from new entrants in the market.

As we operate in attractive markets with large total addressable market sizes, we or other companies may introduce new business models, innovations, products or services, and we may be subject to additional competition as a result. See “Risk Factors—Risks Related to Our Business and Industry—We face intense competition and could lose market share, which could adversely affect our results of operations.”

Seasonality

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with neighborhood retail in particular. For example, we may experience fluctuations in user traffic and purchase orders during weekends, national holidays, promotional seasons such as November 11th. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. With our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Employees

We had a total of 1,746, 1,771 and 1,335 full-time employees as of December 31, 2018, 2019 and 2020. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

Department	Employee number
On-demand DMW Retail Business	670
Research and Development	411
Business Innovation	40
Intelligent Fresh Market Business	18
Management and General Administration	196
Total	1,335

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives, such as share-based compensation plans. In addition, we provide our employees with a diverse work environment and a wide range of career development opportunities. We have established comprehensive training programs covering new employee training, customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

Our delivery rider team and operational personnel of our quality control centers and DMWs consists of mostly full-time contractors engaged through third-party service providers. These delivery riders are stationed at designated DMWs to serve the surrounding communities. They are compensated with a base salary plus bonuses proportional to the number of orders fulfilled. Third-party delivery partners directly pay their salaries. For more information on our delivery riders, see “—Our Business Model—Our On-demand DMW Retail Business—Delivery network and management.”

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

We enter into standard labor contracts with our employees. Our non-compete restrictions on mid-level to senior management employees are broader than industry practice.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Properties and Facilities

As of December 31, 2020, we operated our business through over 638 leased properties in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Qingdao and various other cities in China. Our leased properties in China serve as our offices, quality control centers, DMWs and fresh markets. We believe that there is sufficient supply of properties in China and we do not rely on the existing leases for our business operations.

For our on-demand DMW retail business, we operated 10 quality control centers and 622 DMWs in 16 cities in China as of December 31, 2020. As of December 31, 2020, our leased DMW properties had a total gross floor area of approximately 193,000 square meters, ranging from a gross floor area of approximately 70 square meters to 1,000 square meters. As of December 31, 2020, our leased quality control centers had a total gross floor area of approximately 120,757 square meters, ranging from a gross floor area of approximately 5,493 square meters to 24,242 square meters. The relevant lease agreements have lease expiration dates ranging from March 30, 2021 to February 28, 2026. We are in the process of renewing the lease agreements that had expired as of March 21, 2021.

For our intelligent fresh market business, we enter into cancellable long-term operating contracts (10-20 years) with fresh markets. We have entered into contracts to operate 41 fresh markets and have started to operate 21 of them in 7 cities in China.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at all locations of our DMWs within China. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel.

For each active delivery rider, every day when the delivery rider logs onto the Missfresh Delivery App, the system would notify our delivery partners, who would purchase insurance policies to safeguard against risks and unexpected events for our delivery riders. The insurance policies cover personal accident, third-party personal injury and property damage.

We consider our insurance coverage to be adequate, as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practice in our industry.

Legal Proceedings

We are not a party to any other material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation Related to Corporation and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was promulgated by the National People’s Congress on December 29, 1993 and came into effect on July 1, 1994. The PRC Company Law was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018 (the latest revision became effective on October 26, 2018). The PRC Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies in form of limited liability company or joint stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and Special Entry Management Measures (Negative List) for the Access of Foreign Investment in Pilot Free Trade Zones (2020 Version) especially for the investment activities in the Pilot Free Trade Zones in PRC, which both were promulgated by the National Development and

Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 23, 2020 and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which was promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc.

Regulation Related to Value-Added Telecommunications Services and Foreign Investment Restrictions

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, the primary governing law on telecommunication services, were issued by the PRC State Council. The Telecom Regulations were most recently amended and became effective on February 6, 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to commencing operations.

The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” The Catalog of Telecommunications Business was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. Information services via public communication networks, such as fixed networks, mobile networks and the internet, are classified as value-added telecommunications services.

On March 1, 2009, the Ministry of Industry and Information Technology, or the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were amended and became effective on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the VATS License. The operating scope of a license describes the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications listed in its VATS License.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, which requires foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, and Notice of Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by MIIT on June 19, 2015, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for online data processing and transaction processing businesses (i.e., the e-commerce business) as a type of value-added telecommunications services, which has been allowed to be 100% owned by foreign investors. The Special Administrative Measures for Access of Foreign Investment (Negative List), or the List, promulgated on June 23, 2020 and effective on July 23, 2020, also imposes the 50% restrictions on foreign ownership in value-added telecommunications business, except for operating e-commerce business, domestic multi-party communication, storage-forwarding, and call centers.

Beijing Missfresh E-Commerce Co., Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has obtained a VATS License for online data processing and transaction processing business (limited to operating e-commerce) and such VATS License will expire in February 25, 2025.

On June 28, 2016, the Cyberspace Administration of China, or the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to obtain relevant qualifications required by laws and regulations for providing services through such applications and require application store service providers to register with local branches of the CAC within 30 days after they start providing application store services.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017. It requires, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulation Related to Online Trading

In January 26, 2014, the State Administration for Industry & Commerce (the “SAIC”, which has now been merged into the SAMR) promulgated the Administrative Measures for Online Trading, or Online Trading Measures, which became effective in March 15, 2014, to regulate all operating activities of commodities trading and relevant service provision via the internet (including mobile internet). It stipulates the obligations of online commodity dealers and relevant service providers and certain special requirements applicable to third-party platform operators. These measures impose stringent requirements and obligations on online commodity dealers and relevant service providers. For example, online commodity dealers are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online commodity dealers within seven days upon receipt, without giving any reason, except for certain kinds of commodities. Online business operators and third-party online platform operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well.

In August 31, 2018, the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019, and aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply for selling products or providing services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department in accordance with regulations and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information of the third-party merchants on its platform to tax authorities in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information on its platform for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property rights holder notify the platform operator that his intellectual property rights have been infringed.

An e-commerce platform operator may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers. In addition, an e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures, such as deleting and blocking information, disconnecting, or terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000.

On March 15, 2021, the SAMR has issued the Measures for the Supervision and Administration of Online Transactions, or the Measures for Online Transaction, which will come into effect on May 1, 2021. Measures for Online Transaction reinforces the operation requirements as provided under the PRC E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information specified in the PRC Cyber Security Law. It also provides that the business operator through online platform (i) shall not use false transactions, fabricated user review etc to conduct false or misleading business promotion, so as to defraud or mislead consumers; (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation; (iii) shall not force consumers to agree with the collection and use of their personal information that is not directly related to such operator’s business activities by means of general authorization, default authorization, bundling with other authorization, termination of installation and use.

Regulation Related to Consumer Protection and Product Quality

The PRC Consumer Protection Law promulgated by the National People’s Congress, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures should bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services on the demand of consumers. If business operators knowingly provide substandard or defective products or services, causing death or serious damage to the health of consumers or other victims, the victims shall have the right to require compensation for their losses and to claim punitive compensation of not more than two times the amount of losses incurred.

In January 6, 2017, the SAIC promulgated the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended on October 23, 2020, to guarantee the implementation of the seven-day unconditional return of goods provided for by PRC Consumer Protection Law, protect the legitimate rights and interests of consumers and promote the sound development of E-commerce. Pursuant to these measures, online trading platform providers shall develop and perfect rules for the seven-day unconditional return of goods on their platforms as well as supporting systems related to the protection of consumer rights and interests, display the same in a prominent location on the platforms, and supervise the merchants for compliance with these rules.

The Product Quality Law promulgated by the National People’s Congress which was latest amended on December 29, 2018 and effective on the same day, applies to all production and sale activities in the PRC. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Agricultural Product Quality Safety Law promulgated by the National People’s Congress which was latest amended on October 26, 2018 and effective on the same day, and Measures for the Supervision and Administration of Marketing of Edible Agricultural Products promulgated by the State Food and Drug Administration of the PRC on January 5, 2016 and effective on March 1, 2016, both applies to the agricultural production and sale activities in the PRC. Pursuant to these law and measures, agricultural products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce agricultural products in any areas considered unsuitable for production of certain agricultural products. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of agricultural products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the agricultural product wholesale market, the manufacturer or the seller of the agricultural product.

Regulation Related to Food Operation

In accordance with the PRC Food Safety Law, promulgated on February 28, 2009 and latest amended on December 29, 2018, and the Implementation Regulations of PRC Food Safety Law, issued on July 20, 2009 and latest amended on October 11, 2019 and effective on December 1, 2019, with the purpose of guaranteeing food safety and safe guarding the health and life safety of the public, the PRC sets up a system of the supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula. Violations of these law and measures may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of tools, equipment, raw materials and other articles used in the illegal food production or trading, or even criminal penalties.

The Administrative Measures for Food Operation Licensing promulgated by the State Food and Drug Administration of the PRC, or the SFDA, on August 31, 2015 and amended on November 17, 2017 and effective on the same day, regulates the food operation licensing activities, strengthens supervision and management of food operation, and ensures food safety. Food operation operators shall obtain the food operation license, or the Food Operation Permit, for each business venue where they engage in food operation activities. The food operation license is valid for five years. Food operation operators shall properly keep their food operation licenses, and shall not forge, alter, resell, rent, lend, or transfer any food operation licenses. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to these measures and PRC Food Safety Law. As of the date of this prospectus, 18 of our PRC subsidiaries have obtained Food Operation Permits.

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Beijing Missfresh E-Commerce Co., Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has completed the required filing formalities with the competent food and drug administration.

Regulations Related to Importation and Exportation of Goods

The major PRC laws and regulations governing import and export of goods are Foreign Trade Law of the PRC, or the Foreign Trade Law, Regulations of the PRC on the Administration of Import and Export of Goods, or the Regulations on Import and Export of Goods, Customs Law of the PRC and Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities.

In light of the Foreign Trade Law promulgated by the Standing Committee of the National People’s Congress on May 12, 1994, amended on April 6, 2004 and November 7, 2016 respectively, save as otherwise provided by laws and administrative regulations, foreign trade operators engaging in goods or technology import and export shall go through the record-filing registration formalities with the competent department of foreign trade under the State Council of the PRC or its authorized institutions. Failing to do the same, the customs shall refuse to process the declaration and clearance of goods imported or exported submitted by such foreign trade operators. A legally registered foreign trade operator is entitled to act as other parties’ agent to handle foreign trade businesses within its business scope.

Pursuant to the Customs Law of the PRC amended in 2017, all inward and outward goods shall enter or leave the territory at a place where there is a Customs office, and those goods must be declared and duties on them paid by their sender or receiver or by representatives entrusted by the sender or receiver and approved by and registered with the Customs. To undergo customs declaration formalities, the consignees or consigners for imported or exported goods and the customs declaration enterprises must legally register with the customs offices in accordance with Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities. Engaging in customs declaration without such registration shall be prohibited.

Regulations Related to Import and Export Inspection and Quarantine

The Standing Committee of the National People’s Congress promulgated the Law of the PRC on Import and Export Commodity Inspection, or the Import and Export Commodity Inspection Law, in 1989 and last amended on December 29, 2018. According to the Import and Export Commodity Inspection Law and its Implementations, the State Administration for Commodity Inspection shall make and adjust a Catalog of Import and Export Commodities Subject to Compulsory Inspection. The import and export commodities which are included in the Catalog shall be inspected by the commodity inspection authorities. No permission shall be granted for the sale or use of import commodities specified in the Catalog until they have undergone inspection; and no permission shall be granted for the export of export commodities specified in the Catalog until they have been found to be up to standard through inspection.

According to the Measures for the Administration of Entry-Exit Inspection and Quarantine Enterprises promulgated by General Administration of Customs in May 2018 and effective on July 1, 2018, to apply for inspection the entity shall complete the filing procedures to the Customs. The consignor or consignee shall apply for inspection on its own or by its agent.

Regulation Related to Medical Device Operation

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and May 2017, divide medical devices into three types. Enterprises engaging in the sale of Type II medical devices must file with the relevant drug supervision and administration authority while those engaging in the sale of Type III medical devices must obtain a Medical Device Operation Permit from the relevant drug supervision and administrative authority. Beijing Missfresh E-Commerce Co, Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has filed with relevant drug supervision and administration authority with respect to its sale of Type II medical devices on November, 2019.

Regulation Related to Internet Drug Information Service

The SFDA promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and further amended the same in November 2017. Since the promulgation of the Administrative Measures on Internet Drug Information Service, the SFDA had issued certain implementing rules and notices aimed at adding specificity to these regulations. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. Pursuant to these measures, websites intending to provide the online drug information service shall obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA. Beijing Missfresh E-Commerce Co, Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has obtained an Internet Drug Information Service Qualification Certificate, which will expire in September, 2024.

Regulation Related to Publication Operation

In May 2016, MOFCOM and the State Administration of Press and Publication, Radio, Film and Television (currently known as the National Press and Publication Administration) jointly promulgated the Administrative Measures for the Publication Market (2016 Version), or the Publication Market Measures (2016 Version), which replaced the Administrative Measures for the Publication Market (2011 Version). According to the Publication

Market Measures (2016 Version), where an entity or individual is engaged in the distribution of publications via the internet or other information networks, the entity or individual is required to obtain a Publication Operation Permit. Entities and individuals engaged in the wholesale or retail of publications are required to carry out the relevant activities within the scope of a Publication Operation Permit. Where an entity or individual has obtained the Publication Operation Permit and is engaged in the distribution of publications via the internet or other information networks within the approved business scope, the entity or individual is required to complete record filing with the original approving publication administrative department within 15 days after launching the online distribution business. Beijing Missfresh E-Commerce Co., Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has obtained a Publication Operation Permit.

Regulation Related to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as (i) colluding with others to manipulate the market price, (ii) except for the disposal of perishable, seasonal and overstocked commodities at reduced prices in accordance with relevant laws, dumping commodities at prices lower than the cost in order to drive out rivals or monopolize the market, thus disrupting the normal production and operation order and impairing the interests of the State or the lawful rights and interests of other operators (iii) fabricating and spreading information about price hikes and forcing up prices, thus stimulating excessive commodity price hikes, (iv) using false or misleading prices to entice consumers into transactions, (v) conducting price discrimination against other business operators, (vi) forcing up or forcing down prices in disguised form by raising or lowering grades when purchasing or selling commodities or providing services, or (vii) making exorbitant profits in violation of the provisions of laws and regulations. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. For example, a business operator which uses false or misleading prices to entice consumers into transactions, may be ordered to take remedial action, and be confiscated its illegal gains and imposed with a penalty of less than five times of its illegal gains; or where there is no illegal gain, be imposed with a penalty of more than RMB50,000 and less than RMB500,000. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects. However, in some cases, we may be held liable and be subject to fines or other penalties if the authorities determine that, our guidance for certain promotional activities resulted in unlawful pricing activities, or if the pricing information we provided for promotional activities was determined to be untrue or misleading.

Regulation Related to Advertising

The Advertising Law of the PRC, which was promulgated on October, 1994 and recently amended on October, 2018, requires that advertisers, advertising operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (i) damages the national dignity or interest, or involves state secrets, (ii) contains such words as “national”, “highest level” and “the best”, and (iii) involves ethnic, racial, religious and gender discrimination. In addition, in providing advertising services, advertising operators and advertisement publishers must review the supporting documents provided by advertisers for advertisements and verify the content of the advertisements. Prior to distributing advertisements that are subject to government censorship and approval, advertising publishers are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements must be indicated with conspicuous mark for close to ensure the close of such advertisements by one click. Where internet information service providers know or should have known that illegal advertisements are distributed using their services, they must prevent such advertisements from being distributed.

The Interim Measures for Administration of Internet Advertising regulating the internet-based advertising activities, were adopted on July, 2016. According to these measures, advertising operators and publishers of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and publishers must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and publishers must refrain from providing design, production, agency or publishing services. These measures also prohibits the following activities: (i) providing or using applications and hardware to intercept, filter, cover up or skip over lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal data transmission of lawful advertisements or tamper with, block lawful advertisements, or loading advertisements without authorization; and (iii) using fake statistics, dissemination effect or internet media value to induce an erroneous offer for illegitimate benefits or damage to the interests of any other person. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

Regulation Related to Internet Security and Privacy Protection

On May, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, which came into effect on January 1, 2021. Pursuant to the Civil Code of PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000, as amended, provides that, among other things, the following activities conducted through the Internet, if constitutes a criminal act under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through the internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection to implement technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, e.g., computer viruses, invasion or attacks to or destruction of the network, require all internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the PRC Cyber Security Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The PRC Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Regulation Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China, or the PBOC on June 14, 2010 and took effect on September 1, 2010, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the PBOC and took effect on December 1, 2010, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the PBOC. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the PBOC. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment service without the approval of the PBOC, the PBOC and the branches thereof shall order it to terminate payment business; where a crime is suspected, it/he/she shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, it/he/she shall be subject to criminal responsibilities.

In November 2017, the PBOC published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulations Related to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in June 2012, launched commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. This notice allows the trial-implementation of commercial factoring pilot work in the Shanghai Pudong New Area and the Tianjin Binhai New Area to explore the approaches to develop the commercial factoring. Under this notice and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authority. The business scope of a commercial factoring company may include the services of trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable and credit risk guarantee. The commercial factoring company is not allowed to conduct other financial business, such as taking deposits and lending loans, or to specialize in or carry out debt collection. In addition, MOFCOM released another notice on the enhancement of the management of commercial factoring pilot work, which added reporting obligation and inspection rights into the framework of the commercial factoring pilot work.

On May 8, 2018, MOFCOM announced that the regulatory authority of commercial factoring industry has been transferred from MOFCOM to China Banking and Insurance Regulatory Commission, or CBIRC, since April 20, 2018. On October 18, 2019, the CBIRC announced the Circular on Enhancing the Supervision and Management of Commercial Factoring Enterprises, which further emphasized that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; (iii) facilitating loans or entrusted by another person to facilitate loan.

Regulation Related to Finance Leasing

In September 2013, MOFCOM issued the Measures for the Supervision and Administration of Financial Leasing Enterprises, or the Leasing Measures, effective on October 1, 2013. According to the Leasing Measures, financial leasing enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financial leasing enterprises from engaging in financial business such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financial leasing enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financial leasing enterprises are prohibited from carrying out illegal fund-raising activities in the name of financial leasing. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financial leasing enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financial leasing enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

On May 26, 2020, CBIRC issued the Interim Measures for the Supervision and Administration of Financial Leasing Companies, or the Interim Measures, effective on the same day, pursuant to which the financial leasing companies can carry out the following businesses: financial leasing, leasing, purchase of the leased property, residual value treatment and maintenance, lease transaction consulting, and acceptance of lease deposit related to financial leasing or leasing, transfer or to be transferred of financial leased assets or leased assets, and fixed-income securities investment business. However, the Interim Measures prohibit financial leasing companies from illegal fundraising, making loans or acting as trustee to make loans, calling loans with other finance leasing companies or doing so in a disguised form, or raising funds or transferring assets through online lending information intermediaries or private investment funds.

Regulation Relating to Unfair Competition

According to the Law Against Unfair Competition of the PRC, or the Anti-Unfair Competition Law, promulgated by the Standing Committee of National People’s Congress, on September 2, 1993 and amended on

November 4, 2017 and April 23, 2019 respectively, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulation Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.

According to the Civil Code of PRC which took effect from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor.

Pursuant to the Administrative Measures for Commodity Housing Tenancy issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, the parties concerned to a housing tenancy shall go through the housing tenancy registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing tenancy contract is signed.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, promulgated on September 1990, implemented on June, 1991 and amended on October, 2001, February, 2010 and November, 2020 (the current effective revision became effective on 1 April, 2010 while the latest revision has not yet come into effect until 1 June, 2021), the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, amended on October 28, 2008, and on April 23, 2019, as well as other relevant detailed fire prevention regulations, require that premises of warehouses must either obtain a fire safety assessment permit or complete a fire safety filing. Also, according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014 and amended on September 28, 2018, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit. Further, according to the Eight Measures in Deepening Reform and Supporting Economic and Society Development promulgated by the Ministry of Public Security on August 12, 2015, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters, or other threshold with respect to the investment amount or construction area as otherwise determined by the provincial authority of housing and urban-rural development is exempted and released from the requirements of fire protection design and fire safety filing.

In addition, pursuant to the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development, effective on June 1, 2020, or the Interim Provisions Regarding Fire Protection, a special construction project as stipulated in the Interim Provisions Regarding Fire Protection shall be subject to fire protection design review before such project was commenced construction and shall be subject to fire protection inspection before such project was put into used; other construction projects other than a special construction project and as stipulated in the Interim Provisions Regarding Fire Protection shall be subject to fire protection inspection recordation, and the competent department of housing and urban-rural development shall conduct a random fire protection inspection thereof.

Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. In addition, fire departments conduct spot inspections irregularly and the competent department of housing and urban-rural development conducts a random fire protection inspection thereof. The warehouses that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulation Related to Employment, Social Insurance and Housing Fund

The Labor Law and The Labor Contract Law provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationship are terminated. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct

Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulation on Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the

Foreign Investment Law and its implementing rules, which apply to foreign- invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Outbound Direct Investment

On December 26, 2017, the National Development and Reform Commission promulgated the Administrative Measures on Overseas Investments, or NDRC Order No.11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the NDRC or the local branch of the NDRC respectively. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with MOFCOM or a local branch of MOFCOM. The Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plan

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”.

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry used to be generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A

Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

According to the Anti-Monopoly Law which took effect as at August 1, 2008, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

Regulations on Anti-Monopoly

Under the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation) , (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the Anti-Monopoly Law and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

Moreover, in February 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions by virtue of big data and analytics, coercing counterparties into monopolistic arrangements, using technological means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of users’ unnecessary data.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Zheng Xu	40	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jun Wang	32	Director and Chief Financial Officer
Yang Li	31	Director and Chief Technology Officer
Yuan Sun	33	Director
Zhaohui Li	45	Director
Pengfei Wang	39	Director
Ziquan Zhang	39	Director
Yuan An	38	Director

Mr. Zheng Xu is our founder and has served as our chairman of the board of directors and chief executive officer since our inception. From January 2012 to November 2014, Mr. Xu served as the general manager of the fruit business department of Lenovo Joyvio. From July 2001 to January 2012, Mr. Xu served as the general manager of the notebook business group of Lenovo (HKG: 0992). Mr. Xu received his bachelor’s degrees in information and computing science and business administration from the University of Science and Technology of China.

Mr. Jun Wang has served as our director since June 2017. Mr. Wang joined us in March 2017 and currently serves as our chief financial officer and head of retail cloud business. Prior to joining us, Mr. Wang served as the associate director at the investment department of Far East Horizon (HKG: 03360) and Grand Flight Investment from March 2014 to March 2017. Mr. Wang also worked at CCB International from December 2011 to March 2014. Mr. Wang received his bachelor’s degree in software engineering from Wuhan University and master’s degree in business administration from the Simon School of Business, University of Rochester.

Mr. Yang Li has served as our director since January 2018. Mr. Li joined us in December 2014 and currently serves as our chief technology officer and head of on-demand DMW retail business. Mr. Li received his bachelor’s degree from Renmin University of China.

Ms. Yuan Sun has served as our director since June 2017. Ms. Sun joined us in August 2015 and currently serves as our head of intelligent fresh market business. Prior to joining us, Ms. Sun worked at Baring Asia Private Equity Fund from March 2014 to August 2015 and the investment banking department of Deutsche Bank (Hong Kong) from July 2012 to February 2014. Ms. Sun received her bachelor’s degree in economics and master’s degree in finance from Guanghua School of Management, Peking University.

Mr. Zhaohui Li has served as our director since June 2017. Mr. Li currently works as the managing partner of Tencent Investment. Prior to joining Tencent, Mr. Li served as the investment principal at Bertelsmann Asia Investment from 2008 to 2010. Prior to that, he worked for Google and Nokia in various product and business roles, where he gained substantial experience in the internet and mobile internet. Mr. Li received a bachelor’s degree from Peking University and an M.B.A. degree from Duke University’s Fuqua School of Business.

Mr. Pengfei Wang has served as our director since June 2017. Mr. Wang is a managing director of Tiger Global Hong Kong Limited, an affiliate of Tiger Global Management LLC. From 2014 to 2016, Mr. Wang served as a vice president at Tiger Global Hong Kong Limited. From 2011 to 2014, Mr. Wang worked as an associate at TA Associates, and from 2010 to 2011, an associate at UBS Investment Bank, Hong Kong. Prior to that, Mr. Wang worked as an analyst at Hong Kong and Shanghai Banking Corporation from 2008 to 2010. Mr. Wang received a bachelor’s degree in finance from Peking University, and a master’s degree in business management from Peking University.

Mr. Ziquan Zhang serves as one of our directors. Mr. Zhang is currently a partner of Jeneration Capital and has over 13 years of experience in investment and corporate development in Asia. Prior to joining Jeneration Capital in 2017, Mr. Zhang served as a partner at Coatue Management, a technology and consumer-focused global hedge fund manager, from 2014 to 2017 and a principal at DCM, a U.S. and Asia-focused venture capital fund, from 2009 to 2014. Mr. Zhang received a bachelor’s degree with honors in accounting from Peking University and an M.B.A. degree from Harvard University.

Ms. Yuan An has served as our director since May 2020. Ms. Yuan An is currently a managing director of CICC Capital Management Co., Ltd., a wholly owned subsidiary of China International Capital Corporation Limited (CICC), focusing on private equity investments. Prior to joining CICC Capital Management Co., Ltd., Ms. An worked at CICC and had over ten years of experience in investment banking industry. Ms. An received her master’s degree in economics from Renmin University of China.

Board of Directors

Our board of directors will consist of                      directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the [New York Stock Exchange/Nasdaq Stock Market] rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                      ,                      and                     .                     will be the chairman of our audit committee. We have determined that                      and                      satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules] and Rule 10A-3 under the Exchange Act. We have determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                     ,                      and                     .                      will be the chairman of our compensation committee. We have determined that                      and                      satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                      ,                      and                     .                      will be the chairman of our nominating and corporate governance committee.                      and                      satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Nasdaq Stock Market Rules]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed without a fixed term. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two year following the last date of employment.

We also plan to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of RMB1.4 million (US$0.2 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Equity Incentive Plan

In February 2018, our shareholders and board of directors approved the 2017 Equity Incentive Plan, as amended and restated, which we refer to as the 2017 Plan in this prospectus, to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. The maximum aggregate number of ordinary shares that may be issued under 2017 Plan is 98,735,606 ordinary shares. As of the date of this prospectus, options to purchase a total of 28,945,162 ordinary shares and restricted share units to receive a total of 3,113,456 ordinary shares are granted and outstanding under the 2017 Plan.

The following paragraphs summarize the principal terms of the 2017 Plan.

Type of Awards. The 2017 Plan permits the awards of options, share appreciation rights, restricted shares awards, restricted share unit awards and other share awards.

Plan Administration. The 2017 Plan shall be administered by our board of directors. Our board will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, and form of payment upon settlement of the award.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting Schedule. Except as approved by our board, awards granted to the grantees under the 2017 Plan shall be subject to a vesting schedule, and details of such vesting schedule and other vesting arrangement shall be specified in the award agreement.

Exercise of Awards. The board shall determine the exercise price for each award. The term of each award shall be stated in the award agreement, provided that, the maximum exercisable term is ten years from the date of grant. The date of expiration of each grant may be specified in the award agreement, which may not be later than the tenth anniversary of such award’s date of grant.

Transfer Restrictions. Rights to acquire ordinary shares may only be transferred based on the terms and conditions set forth in the award agreement, as determined by our board in its sole discretion.

Expiration of Awards and Amendment of the 2017 Plan. No option or share appreciation right will be exercisable after the expiration of ten years from the date of its grant or such shorter period specified in the award agreement. The board of directors has the authority to suspend or terminate the 2017 Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding restricted share units that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Zheng Xu	182,700	April 22, 2016	—
	2,850,000	July 1, 2017	—
	1,850,507	January 4, 2019	—
	162,544	March 11, 2020	—
	3,782,001	January 21, 2021	—
	12,840,426	March 19, 2021	—
Jun Wang	4,234,039	July 1, 2017	—
	2,063,001	January 4, 2019	—
	162,544	March 11, 2020	—
	2,478,024	January 21, 2021	—
	5,101,634	March 19, 2021	—
Yang Li	450,000	April 22, 2016	—
	87,720	July 1, 2017	—
	3,173,712	January 4, 2019	—
	162,544	March 11, 2020	—
	5,104,896	January 21, 2021	—
Yuan Sun	2,060,014	April 22, 2016	—
	3,230,178	July 1, 2017	—
	948,781	January 4, 2019	—
	162,544	March 11, 2020	—
	302,503	January 21, 2021	—
	1,318,404	March 19, 2021	—
All directors and executive officers as a group	52,708,716	—	—

As of the date of this prospectus, our employees and other than directors and executive officers as a group held options to purchase 28,945,162 Class B ordinary shares, with exercise prices ranging from US$0.01 per share to US$0.44 per share, and restricted share units to receive 3,113,456 Class B ordinary shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares[; and

•	each selling shareholder.]

The calculations in the table below are based on 626,697,357 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus (excluding 33,304,427 Class B ordinary shares reserved for issuance under our 2017 Plan), and                      Class B ordinary shares issued and outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option), without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				[Class B Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares on an As-converted Basis	% of Aggregate Voting Power***	Number	%]	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares on an As-converted Basis	% of Aggregate Voting Power****
Directors and Executive Officers**:
Zheng Xu (1)	47,222,240	21,668,178	11.0	46.8
Jun Wang (2)	—	14,039,242	2.2	0.7
Yang Li (3)	—	8,978,872	1.4	0.4
Yuan Sun (4)	—	8,022,424	1.3	0.4
Zhaohui Li(5)	—	—	—	—
Pengfei Wang(6)	—	—	—	—
Ziquan Zhang (7)	—	—	—	—
Yuan An (8)	—	—	—	—
All Directors and Executive Officers as a Group	47,222,240	52,708,716	15.9	48.4
Principal[ and Selling] Shareholders:
Internet Fund IV Pte. Ltd. (9)	—	78,384,462	12.5	3.8
Freshking Limited (1)	47,222,240	21,668,178	11.0	46.8
Xiamen Missfresh Equity Investment Partnership (Limited Partnership) (10)	—	54,994,026	8.8	2.7
Image Frame Investment (HK) Limited (11)	—	51,078,319	8.2	2.5
Genesis Entities (12)	—	45,429,820	7.2	2.2
JenCap Entities (13)	—	36,751,375	5.9	1.8
Tigerteeth Entity Limited (14)	28,333,280	6,652,231	5.6	27.8

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street, Chaoyang District, Beijing 100016, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to twenty votes per share. Each holder of our Class B ordinary shares is entitled to one vote per share.

****

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to [twenty] votes per share. Each holder of our Class B ordinary shares is entitled to one vote per share. Our Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(1)

Represents 47,222,240 Class A ordinary shares and 21,668,178 Class B ordinary shares held by Freshking Limited, a British Virgin Islands company. 21,668,178 Class B ordinary shares held by Freshking Limited are subject to certain restrictions on transfer and the company’s repurchase rights as set forth in the restricted shares agreements entered into with the company. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. The business address of Freshking Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Freshking Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents 14,039,242 Class B ordinary shares held by Uniprosper Entity Limited, a British Virgin Islands company. 14,039,242 Class B ordinary shares held by Uniprosper Entity Limited are subject to certain restrictions on transfer and the company’s repurchase rights as set forth in the restricted shares agreements entered into with the company. Uniprosper Entity Limited is controlled by Uniprosper Holding Limited and Mr. Jun Wang is the sole director of Uniprosper Entity Limited. Uniprosper Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Jun Wang being its sole director. TMF (Cayman) Ltd. is the trustee of Uniprosper Trust, with Mr. Jun Wang being the settlor and the sole member of the protective committee and investment committee, and Mr. Jun Wang and his family members are the beneficiaries of Uniprosper Trust. The business address of Uniprosper Entity Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Uniprosper Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents 8,978,872 Class B ordinary shares held by Yang Fresh Entity Limited, a British Virgin Islands company. 8,978,872 Class B ordinary shares held by Yang Fresh Entity Limited are subject to certain restrictions on transfer and the company’s repurchase rights as set forth in the restricted shares agreements entered into with the company. Yang Fresh Entity Limited is controlled by Yang Fresh Holding Limited and Mr. Yang Li is the sole director of Yang Fresh Entity Limited. Yang Fresh Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Yang Li being its sole director. TMF (Cayman) Ltd. is the trustee of Yang Fresh Trust, with Mr. Yang Li being the settlor and the sole member of the protective committee and investment committee, and Mr. Yang Li and his family members are the beneficiaries of Yang Fresh Trust. The business address of Yang Fresh Entity Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Yang Fresh Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)

Represents 8,022,424 Class B ordinary shares held by Uniswan Entity Limited, a British Virgin Islands company. 8,022,424 Class B ordinary shares held by Uniswan Entity Limited are subject to certain restrictions on transfer and the company’s repurchase rights as set forth in the restricted shares agreements entered into with the company. Uniswan Entity Limited is controlled by Uniswan Holding Limited and Ms. Yuan Sun is the sole director of Uniswan Entity Limited. Uniswan Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Ms. Yuan Sun being its sole director. TMF (Cayman) Ltd. is the trustee of Uniswan Trust, with Ms. Yuan Sun being the settlor and the sole member of the protective committee and investment committee, and Ms. Yuan Sun and her family members are the beneficiaries of Uniswan Trust. The business address of Uniswan Entity Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Uniswan Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)	The business address of Zhaohui Li is 12F, Beijing Qihao Building, Chaoyang District, Beijing, the People’s Republic of China.
(6)	The business address of Pengfei Wang is Tiger Global Hong Kong Limited, 4309-10, International Finance Centre II, 8 Finance Street, Central, Hong Kong.
(7)	The business address of Ziquan Zhang is Suites 6901-06, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.
(8)	The business address of Yuan An is 25th Floor, China World Office 3B, No. 1 Jianguomenwai Avenue, Beijing 100004, the People’s Republic of China.
(9)

Represents 2,667,280 Series A1 preferred shares, 5,900,000 Series B1 preferred shares, 2,818,960 Series B2 preferred shares, 61,819,600 Series C preferred shares, 2,334,103 Series E preferred shares and 2,844,519 Series F preferred shares held by Internet Fund IV Pte. Ltd. Internet Fund IV Pte. Ltd. is a private company limited by shares established in Singapore. Internet Fund IV Pte. Ltd. is ultimately controlled by Chase Coleman and Scott Shleifer. The registered address is 8 Temasek Boulevard, #32-02 Suntec Tower Three, Singapore 038988. All the preferred shares held by Internet Fund IV Pte. Ltd. will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(10)

Represents 54,994,026 Series F preferred shares held by Xiamen Missfresh Equity Investment Partnership (Limited Partnership). Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in the PRC, with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government. The business address of Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is A728, Unit 308, 16

Yunding North Road, Huli District, Xiamen, the People’s Republic of China. All the preferred shares held by Xiamen Missfresh Equity Investment Partnership (Limited Partnership) will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.
(11)

Represents 5,555,600 Series A2 preferred shares, 22,214,240 Series A3 preferred shares, 4,995,520 Series C preferred shares, 10,503,466 Series E preferred shares, 4,016,802 Series E1 preferred shares and 3,792,691 Series F preferred shares held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong. Image Frame Investment (HK) Limited is beneficially owned by Tencent Holdings Limited, which is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong. All the preferred shares held by Image Frame Investment (HK) Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(12)

Represents (i) 1,600,400 Series A1 preferred shares, 3,540,000 Series B1 preferred shares, 1,691,360 Series B2 preferred shares and 37,091,760 Series C preferred shares held by GFC2 Ltd; and (ii) 1,506,300 Series E1 preferred shares held by Genesis Capital I LP. GFC2 Ltd and Genesis Capital I LP are collectively referred to as the Genesis Entities. GFC2 Ltd is a subsidiary controlled by Genesis Capital I LP. Genesis Capital I LP is managed by its general partner, Genesis Capital Ltd, which is wholly owned by Yuan Capital Ltd. Yuan Capital Ltd is wholly owned by Mr. Zhijian Peng. The business address of GFC2 Ltd is Nerine Chambers, PO BOX 905, Road Town, Tortola, British Virgin Islands. The business address of Genesis Capital I LP is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. All the preferred shares held by Genesis Entities will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(13)

Represents (i) 691,540 Series B2 preferred shares, 15,454,880 Series C preferred shares and 1,506,300 Series E1 preferred shares held by JenCap MF; (ii) 7,428,138 Series D1 preferred shares held by JenCap MF II; and (iii) 11,670,517 Series E preferred shares held by JenCap MF III. JenCap MF, JenCap MF II and JenCap MF III are collectively referred to as the JenCap Entities. All shares with voting rights of JenCap MF, JenCap MF II and JenCap MF III are held by Jeneration Capital Management, an exempted company incorporated in Cayman Islands, which is ultimately controlled by Jimmy Ching-Hsin Chang. The registered office of the JenCap Entities is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. All the preferred shares held by JenCap Entities will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(14)

Represents 28,333,280 Class A ordinary shares and 6,652,231 Class B ordinary shares held by Tigerteeth Entity Limited, a British Virgin Islands company. 3,195,244 Class B ordinary shares held by Tigerteeth Entity Limited are subject to certain restrictions on transfer and the company’s repurchase rights as set forth in the restricted shares agreements entered into with the company. Tigerteeth Entity Limited is controlled by Tigerteeth Holding Limited and Mr. Bin Zeng is the sole director of Tigerteeth Entity Limited. Tigerteeth Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Bin Zeng being its sole director. TMF (Cayman) Ltd. is the trustee of Tigerteeth Trust, with Mr. Bin Zeng being the settlor and the sole member of the protective committee and investment committee, and Mr. Bin Zeng and his family members are the beneficiaries of Tigerteeth Trust. The business address of Tigerteeth Entity Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Tigerteeth Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, a total of 31,749,197 preferred shares are held by the record holders in the United States, representing approximately 5.1% of our total ordinary shares issued and outstanding on an as-converted basis (excluding 33,304,427 Class B ordinary shares reserved for issuance under our 2017 Plan and without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call option to purchase certain amount of our shares we granted to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus). None of our ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Shareholders Agreement and Right of First Refusal and Co-sale Agreement

See “Description of Share Capital—Shareholders Agreement and Right of First Refusal and Co-sale Agreement.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

2017 Equity Incentive Plan

See “Management—2017 Equity Incentive Plan.”

Agreement and Business Cooperation with Tencent

Business Cooperation Agreements. In October 2018 and December 2019, we entered into two business cooperation agreements with a subsidiary of Tencent. Pursuant to the business cooperation agreements, it has agreed to cooperate in social media marketing. Each of the business cooperation agreements has a term of three years. We have agreed with Tencent for the cooperation in areas such as cloud services, map services and payment processing.

Tencent has been a shareholder of us since May 2015. From 2018 to 2020, we purchased certain services, including payment processing, advertising, cloud services and map services from Tencent.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$200,000 divided into 2,000,000,000 shares, comprising of (i) 75,555,520 Class A ordinary shares with a par value of US$0.0001 each, (ii) 1,361,202,455 Class B ordinary shares with a par value of US$0.0001 each, (iii) 52,214,240 Series A preferred shares with a par value of US$0.0001 each, 18,888,880 of which are designated as Series A1 preferred shares, 11,111,120 of which are designated as Series A2 preferred shares, and 22,214,240 of which are designated as Series A3 preferred shares, (iv) 54,832,480 Series B preferred shares, 15,719,200 of which are designated as Series B1 preferred shares and 39,113,280 of which are designated as Series B2 preferred shares, (v) 138,743,200 Series C preferred shares with a par value of US$0.0001 each, (vi) 23,770,041 Series D1 preferred shares with a par value of US$0.0001 each, (vii) 99,860,054 Series E preferred shares with a par value of US$0.0001 each, (viii) 25,195,606 Series E1 preferred shares with a par value of US$0.0001 each, and (ix) 168,626,404 Series F preferred shares with a par value of US$0.0001 each. As of the date of this prospectus, 75,555,520 Class A ordinary shares, 65,431,179 Class B ordinary shares, 18,888,880 Series A1 preferred shares, 11,111,120 Series A2 preferred shares, 22,214,240 Series A3 preferred shares, 15,719,200 Series B1 preferred shares, 39,113,280 Series B2 preferred shares, 138,743,200 Series C preferred shares, 23,770,041 Series D1 preferred shares, 99,860,054 Series E preferred shares, 25,195,606 Series E1 preferred shares and 91,095,037 Series F preferred shares are issued and outstanding. All of our issued and outstanding ordinary shares and preferred shares are fully paid.

Immediately prior to the completion of this offering, 485,710,658 preferred shares that are issued and outstanding will be converted into Class B ordinary shares by way of re-designation on a one-for-one basis, and our authorized share capital will be                      divided into                      ordinary shares with a nominal or par value of US$             each.

Our Post-Offering Memorandum and Articles of Association

[We plan to adopt the ninth amended and restated memorandum and articles of association, which will become effective and replace our current fourth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class A ordinary shares may be converted into the same number of Class B ordinary shares by the holders thereof at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. [Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder thereof to any person other than holders of Class A ordinary shares or their affiliates, such Class A ordinary shares shall be automatically and immediately converted into the same number of Class B ordinary shares.]

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class B ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class A ordinary share shall be entitled to [twenty] votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than [10]% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•

a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Stock Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the [New York Stock Exchange/Nasdaq Stock Market] be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our post-offering memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variations of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary shares

On August 29, 2019, we issued 3,456,987 Class B ordinary shares to Tigerteeth Limited as the restricted share units we granted to Bin Zeng under the 2017 Plan became vested.

On July 24, 2020, we issued 3,035,116 Class B ordinary shares to LMF Holdings Limited and 3,035,116 Class B ordinary shares to TCC Holdings Limited as the restricted share units we granted to the two grantees under the 2017 Plan became vested.

On March 19, 2021, we issued 21,668,178 Class B ordinary shares to Freshking Limited, 14,039,242 Class B ordinary shares to Uniprosper Entity Limited, 8,978,872 Class B ordinary shares to Yang Fresh Entity Limited, 8,022,424 Class B ordinary shares to Uniswan Entity Limited and 3,195,244 Class B ordinary shares to Tigerteeth Entity Limited in consideration of US$0.0001 per share, which are subject to certain restrictions on transfer and our repurchase rights as set forth in the restricted shares agreements entered into with us.

Preferred shares

On August 29, 2018, we issued (i) 6,697,010 Series E preferred shares to Global Private Opportunities Partners II LP in consideration of approximately US$28.7 million, (ii) 7,307,611 Series E preferred shares to Global Private Opportunities Partners II Offshore Holdings LP in consideration of approximately US$31.3 million, (iii) 11,670,517 Series E preferred shares to JenCap MF III in consideration of approximately US$50.0 million, (iv) 10,503,466 Series E preferred shares to Image Frame Investment (HK) Limited in consideration of approximately US$45.0 million, constituting cash consideration of US$30.0 million and a business cooperation agreement entered into by and among certain of our subsidiaries and certain affiliates of Image Frame Investment (HK) Limited, (v) 9,336,414 Series E preferred shares to Perfect Canyon Limited in consideration of approximately US$40.0 million, (vi) 9,336,414 Series E preferred shares to Grant Fortune Fund LP in consideration of approximately US$40.0 million, constituting cash consideration and a promissory note issued by Grant Fortune Fund LP to us, (vii) 2,487,069 Series E preferred shares to Davis Opportunity Fund in consideration of approximately US$10.7 million, (viii) 3,292,318 Series E preferred shares to Davis International Fund in consideration of approximately US$14.1 million, (ix) 10,559,338 Series E preferred shares to Davis Global Fund in consideration of approximately US$45.2 million, (x) 8,169,362 Series E preferred shares to Glade Brook Private Investors XVI LP in consideration of approximately US$35.0 million, (xi) 3,501,155 Series E preferred shares to Sofina Private Equity S.A. Sicar—Compartment A in consideration of approximately US$15.0 million, and (xii) 2,334,103 Series E preferred shares to Internet Fund IV Pte. Ltd. in consideration of approximately US$10.0 million.

On October 19, 2018, we issued (i) 4,668,207 Series E preferred shares to Fantastic Augury Limited in consideration of approximately US$20.0 million, and (ii) 2,334,103 Series E preferred shares to Alpha Centre Limited in consideration of approximately US$10.0 million.

On October 30, 2018, we issued 7,662,967 Series E preferred shares to MF Investors LP in consideration of approximately US$32.8 million.

On May 30, 2019, pursuant to the Share Purchase and Exchange Agreement by and among us, Mrfresh Limited and other parties named therein dated May 30, 2019, we issued (i) 4,016,802 Series E1 preferred shares to Image Frame Investment (HK) Limited in exchange for 4,444,445 Series A preferred shares of Mrfresh Limited, (ii) 1,506,300 Series E1 preferred shares to Genesis Capital I LP in consideration of in exchange for 1,666,667 Series A preferred shares of Mrfresh Limited, (iii) 1,506,300 Series E1 preferred shares to JenCap MF in exchange for 1,666,667 Series A preferred shares of Mrfresh Limited, (iv) 602,520 Series E1 preferred shares to KTB China Synergy Fund in exchange for 666,667 Series A preferred shares of Mrfresh Limited, (v) 180,756 Series E1 preferred shares to MindWorks Ventures Fund 3 SPC—Fund SP in exchange for 200,000 Series A preferred shares of Mrfresh Limited, (vi) 45,189 Series E1 preferred shares to MindWorks Ventures Fund SPC—Fund SP in exchange for 50,000 Series A preferred shares of Mrfresh Limited, (vii) 8,813,266 Series E1 preferred shares to Ascend Hope Limited in exchange for 6,095,676 Series B preferred shares of Mrfresh Limited, (viii) 2,956,466 Series E1 preferred shares to Northern Light Venture Capital V, Ltd. in exchange for 833,334 Series A preferred shares and 1,523,919 Series B preferred shares of Mrfresh Limited, (ix) 4,301,246 Series E1 preferred shares to Qiming Venture Partners V, L.P. in exchange for 1,212,384 Series A preferred shares and 2,217,089 Series B preferred shares of Mrfresh Limited, (x) 133,452 Series E1 preferred shares to Qiming Managing Directors Fund V, L.P. in exchange for 37,616 Series A preferred shares and 68,789 Series B preferred shares of Mrfresh Limited, (xi) 927,667 Series E1 preferred shares to LC Fund VII, L.P. in exchange for 261,480 Series A preferred shares and 478,169 Series B preferred shares of Mrfresh Limited, (xii) 57,820 Series E1 preferred shares to LC Parallel Fund VII, L.P. in exchange for 16,298 Series A preferred shares and 29,805 Series B preferred shares of Mrfresh Limited, and (xiii) 147,822 Series E1 preferred shares to Lighthouse Capital International Inc. in exchange for 41,666 Series A preferred shares and 76,197 Series B preferred shares of Mrfresh Limited.

On December 30, 2019, we issued (i) 9,481,729 Series F preferred shares to GFC5 Ltd. in consideration of US$50.0 million, (ii) 9,481,729 Series F preferred shares to Cathaya Investment I in consideration of US$50.0 million, (iii) 3,792,691 Series F preferred shares to Image Frame Investment (HK) Limited in consideration of US$20.0 million, (iv) 2,844,519 Series F preferred shares to Internet Fund IV Pte. Ltd. in consideration of US$15.0 million, (v) 544,100 Series F preferred shares to Global Private Opportunities Partners II LP in consideration of approximately US$2.9 million, (vi) 593,707 Series F preferred shares to Global Private Opportunities Partners II Offshore Holdings LP in consideration of approximately US$3.1 million, (vii) 237,043 Series F preferred shares to Huaxing Growth Capital III, L.P. in consideration of approximately US$1.3 million, and (viii) 1,422,259 Series F preferred shares to Capital Investment LLC in consideration of US$7.5 million, among which the 9,481,729 Series F preferred shares issued to GFC5 Ltd. remained unpaid on our share capital account and share premium account and has been agreed to be forfeited as of the date of this prospectus.

On May 15, 2020, we issued (i) 6,696,136 Series F preferred shares to CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) in consideration of approximately US$35.3 million, and (ii) 6,696,136 Series F preferred shares to Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) in consideration of approximately US$35.3 million.

On August 7, 2020, we issued 3,792,691 Series F preferred shares to Poly Platinum Enterprises Limited in consideration of US$20.0 million.

On February 9, 2021, we issued 54,994,026 Series F preferred shares to Qingdao Missfresh Special Purpose Equity Investment Fund (Limited Partnership) in consideration of approximately US$290.0 million.

Convertible promissory note

On July 24, 2020, we issued a convertible promissory note with a principal amount of US$27.0 million to ICBC International Investment Management Limited in accordance with the Convertible Note Purchase Agreement we entered into on July 14, 2020. The maturity date of this convertible promissory note is July 24, 2022 or such later date as mutually agreed.

At the option of ICBC International Investment Management Limited and before the end of the business day immediately preceding the maturity date, this convertible promissory note may be converted into our preferred shares based on the following conditions: (i) if we do not consummate any bona fide equity financing before the conversion notice date, this convertible promissory note may be converted into our Series F preferred shares, and

(ii) if we consummate any bona fide equity financing before the conversion notice date, this convertible promissory note may be converted into the same class of preferred shares we issued in such bona fide equity financing.

The conversion price will be determined on certain percentage multiplying the issue price we agreed in certain round of equity financing, as specified in the convertible promissory note. In case of certain contingent events, including the change of control and the completion of this offering prior to the maturity date, ICBC International Investment Management Limited may require us to redeem all or any portion of the then outstanding amount, at a price equal to (i) the then outstanding amount under this convertible promissory note, plus (ii) a simple interest on the then outstanding amount at an interest rate of 7.5% per annum for the period starting from July 24, 2020 and ending on the redemption date, less (iii) all interest which has accrued thereon and been paid by us with respect to the then outstanding amount. If required, we shall pay ICBC International Investment Management Limited such redemption price in full within one month following the completion of this offering.

Call option

On April 16, 2020, an investment agreement of Changshu Missfresh was entered into by Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP), Changshu Missfresh, Missfresh HK Limited and us, which was amended by a supplemental agreement dated April 16, 2020. Pursuant to this investment agreement, Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) purchased 15.71% equity interests in Changshu Missfresh at a total price of RMB470.0 million, among which RMB235.0 million was invested by us through one of our subsidiaries to Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP). We granted Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) the rights: (i) to convert its investment in Changshu Missfresh to our Series F preferred shares at the issue price we agreed in our Series F equity financing (i.e. US$5.2733 per share) in the three months before our listing application for this offering, and (ii) to exchange the equity interests then held by it for our shares, at a price equal to the issue price we agreed in our Series F equity financing (i.e. US$5.2733 per share), within the six months preceding the fifth anniversary of the closing date of this investment (i.e. April 27, 2020).

As of the date of this prospectus, Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP)’s investment in Changshu Missfresh has not been converted into our shares.

Options and restricted share units

We have granted options to purchase and restricted share units to receive our Class B ordinary shares to certain of our directors, officers and employees. See “Management—2017 Equity Incentive Plan.”

Shareholders Agreement and Right of First Refusal and Co-Sale Agreement

We entered into the sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement on February 9, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement provide the holders of our preferred shares certain investors’ rights, including information and inspection rights, preemptive rights, rights of first refusal and rights of co-sale, and contains provisions governing our board of directors and other corporate governance matters. These special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our holders of preferred shares. Set forth below is a description of such registration rights.

Demand Registration Rights. At any time or from time to time after the date that is six months after the completion of this offering, holders have the right to demand by written notice that we effect a registration statement of registrable securities having an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of US$10.0 million. We are not obligated to effect more than two registrations during any 12-month period. We have the right to defer filing of a registration statement for a period during which such filing would be materially detrimental if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must promptly give each holder a written notice of such registration and to include in such registration any registerable securities requested to be registered by such holder upon the written request given within 15 days after delivery of such notice.

Form F-3 Registration Rights. Our shareholders may request us to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after five years of the completion of this offering, or (ii) with respect to any shareholder, the date on which such shareholder may sell all of such shareholder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

                    , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs.                      ADSs will represent                      Class B ordinary shares (or a right to receive                      Class B ordinary shares) deposited with                     , as custodian for the depositary in                     . Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at                    .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (ii) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities, or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (i) the depositary will distribute additional ADSs representing such ordinary shares or (ii) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do I vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (i) such notice of meeting or solicitation of consents or proxies; (ii) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (iii) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (i) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (ii) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs, or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the [New York Stock Exchange/Nasdaq Stock Market] and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes, and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

	Up to US$	per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$ cancelled	per ADS

• Distribution of cash dividends	Up to US$	per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$	per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$	per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$	per ADS held

• Depositary services	Up to US$	per ADS held on

the applicable record date(s) established by the depositary bank

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As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes, and other governmental charges payable on the deposited securities represented by any of your ADSs) such as fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees, and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source, or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes, or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the                      to record and process the issuance, cancellation, combination, split-up, and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability to ADS Holders

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions, and computer failure);

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are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect, or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders, and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement including claims arising under the Exchange Act or the Securities Act and that the depositary will have the right to refer any claim or dispute arising from the relationships created by the deposit agreement (including those with purchasers of ADSs in a secondary market transaction) to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADSs (whether acquired as a result of participation in this offering or as result of a secondary market transaction)) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses, and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

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compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes, and similar charges;

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                      ADSs outstanding, representing approximately         % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs and without taking into account any shares that may be issued upon any conversion of the outstanding convertible promissory note we issued to ICBC International Investment Management Limited or any exercise of the call options to purchase certain amount of our shares we granted to ICBC International Investment Management Limited and Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP) as described in “Description of Share Capital—History of Securities Issuances” in this prospectus. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our officers, directors and shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our issued and outstanding ordinary shares, without giving effect to this offering.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                    ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that Missfresh Limited is not a PRC resident enterprise for PRC tax purposes. Missfresh Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Missfresh Limited meets all of the conditions above. Missfresh Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that Missfresh Limited meets all of these conditions or Missfresh Limited is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Missfresh Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including the ADS holders) may be subject to 20% PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise (which in the case of dividends may be withheld at source). It is also not clear whether non-PRC shareholders of Missfresh Limited would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Missfresh Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Missfresh Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class B ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons holding their ADSs or ordinary shares in connection with a trade or business outside of the United States;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the [NYSE/NASDAQ], will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may be able to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [NYSE/ NASDAQ], which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC, Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
China Renaissance Securities (Hong Kong) Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to              additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. [The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus.] To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            . Expenses include the SEC registration fees, the [NYSE/Nasdaq] listing fee, and legal, accounting, printing and miscellaneous expenses. [We have also agreed to reimburse the underwriters for expenses up to US$             relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other fees and expenses in connection with this offering.]

[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

The ADSs to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering. These ADSs initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ADSs have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may be used in connection with resales of such ADSs in the United States to the extent such transactions would not be exempt from registration under the Securities Act.

[Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Each of China International Capital Corporation Hong Kong Securities Limited and China Renaissance Securities (Hong Kong) Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.]

We intend to apply for the listing of our ADSs on [the New York Stock Exchange/the NASDAQ Global Market] under the trading symbol “            .”

We, [our directors, executive officers and all of our existing shareholders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	[the sale of ordinary shares or ADSs to the underwriters;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by our company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over- allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to         % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National

Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts or NI 33-105, the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL).

Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia:

(i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services

Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores), or CNBV, of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class B ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Jingtian & Gongcheng. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2018, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F, DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class B ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

MISSFRESH LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Missfresh Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Missfresh Limited and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit, and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 24, 2021

We have served as the Company’s auditor since 2018.

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2,611,345	553,140	866,113	132,738
Restricted cash	1,471	7,958	56,269	8,624
Short-term investments	169,154	—	119,126	18,257
Accounts receivable, net	9,261	55,226	41,403	6,345
Inventories, net	133,991	169,292	173,688	26,619
Prepayments and other current assets	248,563	318,331	192,824	29,552

Total current assets	3,173,785	1,103,947	1,449,423	222,135

Non-current assets
Long-term investments	39,927	39,252	48,472	7,429
Operating lease right-of-use assets, net	362,686	677,496	469,644	71,976
Property and equipment, net	120,434	223,767	143,864	22,048
Intangible assets, net	3,572	5,671	7,208	1,105
Other non-current assets	53,692	51,373	44,151	6,766

Total non-current assets	580,311	997,559	713,339	109,324

Total assets	3,754,096	2,101,506	2,162,762	331,459

LIABILITIES
Current liabilities
Short-term borrowings	20,000	204,998	830,000	127,203
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB 44,421, RMB7,545, and RMB2,004 as of December 31, 2018, 2019 and 2020, respectively)	739,438	1,419,339	1,088,431	166,809
Deferred Revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of RMB598, RMB223, and nil as of December 31, 2018, 2019 and 2020, respectively)	87,273	110,398	119,214	18,270
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB57,569, RMB61,054, and RMB20 as of December 31, 2018, 2019 and 2020, respectively)	684,133	389,439	347,468	53,254
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB16,245, RMB15,025, and nil as of December 31, 2018, 2019 and 2020, respectively)	172,064	294,598	252,740	38,734
Convertible note and loan	—	—	248,878	38,142
Option and embedded conversion feature	—	—	11,117	1,704

Total current liabilities	1,702,908	2,418,772	2,897,848	444,116

Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB26,384, RMB13,417, and nil as of December 31, 2018, 2019 and 2020)	158,460	323,216	171,433	26,273

Total non-current liabilities	158,460	323,216	171,433	26,273

Total liabilities	1,861,368	2,741,988	3,069,281	470,389

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
MEZZANINE EQUITY
Series A1 convertible redeemable preferred shares (US$ 0.0001 par value; 18,888,880 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	90,933	90,933	90,933	13,936
Series A2 convertible redeemable preferred shares (US$ 0.0001 par value; 11,111,120 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	64,046	64,046	64,046	9,815
Series A3 convertible redeemable preferred shares (US$ 0.0001 par value; 22,214,240 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	93,744	97,104	100,901	15,464
Series B1 convertible redeemable preferred shares (US$ 0.0001 par value; 15,719,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	108,154	108,154	108,154	16,575
Series B2 convertible redeemable preferred shares (US$ 0.0001 par value; 39,113,280 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	192,222	203,458	215,137	32,971
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 138,743,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	1,479,662	1,577,827	1,679,377	257,376
Series D1 convertible redeemable preferred shares (US$ 0.0001 par value; 23,770,041 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	439,142	470,327	504,843	77,371
Series E convertible redeemable preferred shares (US$ 0.0001 par value; 99,860,054 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	2,942,985	3,144,868	3,367,250	516,054
Series E1 convertible redeemable preferred shares (US$ 0.0001 par value; nil, 25,195,606, and 25,195,606 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	763,819	820,552	125,755
Series F convertible redeemable preferred shares (US$ 0.0001 par value; nil, 18,916,048, and 36,101,011 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	691,526	1,397,468	214,171
Convertible redeemable non-controlling interests	855,321	—	241,750	37,050
Receivable from holders of Series D1 convertible redeemable preferred shares	(54,961)	—	—	—
Receivable from holders of Series E convertible redeemable preferred shares	(336,629)	(61,265)	(61,265)	(9,389)
Receivable from holders of Series F convertible redeemable preferred shares	—	(507,831)	—	—

Total Mezzanine equity	5,874,619	6,642,966	8,529,146	1,307,149

SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 75,555,520 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	52	52	52	8
Class B Ordinary shares (US$ 0.0001 par value, 553,351,017, 488,156,662, and 476,660,736 shares authorized as of December 31, 2018, 2019 and 2020, respectively; nil, 3,456,987, and 9,527,219 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	2	6	1
Accumulated deficit	(3,940,863)	(7,282,755)	(9,387,528)	(1,438,702)
Accumulated other comprehensive loss	(41,080)	(747)	(48,195)	(7,386)

Total Shareholders’ deficit	(3,981,891)	(7,283,448)	(9,435,665)	(1,446,079)

Total Liabilities, Mezzanine equity and Shareholders’ deficit	3,754,096	2,101,506	2,162,762	331,459

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues
Sales of products through online platforms	3,202,738	5,777,413	5,999,675	919,491
Other revenues	343,961	223,983	130,762	20,040

Total net revenues	3,546,699	6,001,396	6,130,437	939,531

Cost of revenues	(3,242,677)	(5,480,499)	(4,940,016)	(757,091)
Fulfillment expenses	(1,239,275)	(1,832,978)	(1,576,944)	(241,677)
Sales and marketing expenses	(795,478)	(740,033)	(589,192)	(90,298)
General and administrative expenses	(287,438)	(377,451)	(298,775)	(45,789)
Technology and content	(230,865)	(469,655)	(369,432)	(56,618)

Total cost and operating expenses	(5,795,733)	(8,900,616)	(7,774,359)	(1,191,473)

Loss from operations	(2,249,034)	(2,899,220)	(1,643,922)	(251,942)
Other income/(expense), net	3,455	(2,574)	23,431	3,591
Change in fair value of option and embedded conversion feature	—	—	5,216	799
Interest income/(expense), net	15,593	28,374	(33,119)	(5,076)
Share of results of equity investees	(1,573)	(36,023)	(780)	(120)

Loss before income tax expenses	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Income tax expenses	—	—	—	—

Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)

Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,486,344)	(3,474,312)	(2,164,245)	(331,686)

Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	22,134	40,333	(47,448)	(7,272)

Total comprehensive loss, net of tax	(2,209,425)	(2,869,110)	(1,696,622)	(260,020)

Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)	(1,034)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—	—

Comprehensive loss attributable to ordinary shareholders of Missfresh Limited	(2,464,210)	(3,433,979)	(2,211,693)	(338,958)

Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(30.78)	(39.82)	(21.94)	(3.36)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	80,775,998	87,258,997	98,647,803	98,647,803

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Missfresh shareholders’ deficit	Non-controlling interest	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	75,555,520	52	—	—	—	(1,430,266)	(63,214)	(1,493,428)	(2,835)	(1,496,263)
Foreign currency translation adjustments	—	—	—	—	—	—	22,134	22,134	—	22,134
Share-based compensation	—	—	—	—	15,653	—	—	15,653	—	15,653
Repurchase of vested share-based awards	—	—	—	—	(39,906)	—	—	(39,906)	—	(39,906)
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	24,253	(212,190)	—	(187,937)	—	(187,937)
Accretion of convertible redeemable non- controlling preferred share to redemption value	—	—	—	—	—	(66,848)	—	(66,848)	—	(66,848)
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	2,835	2,835
Net loss	—	—	—	—	—	(2,231,559)	—	(2,231,559)	—	(2,231,559)

Balance as of December 31, 2018	75,555,520	52	—	—	—	(3,940,863)	(41,080)	(3,981,891)	—	(3,981,891)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Missfresh shareholders’ deficit	Non-controlling interest	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	75,555,520	52	—	—	—	(3,940,863)	(41,080)	(3,981,891)	—	(3,981,891)
Foreign currency translation adjustments	—	—	—	—	—	—	40,333	40,333	—	40,333
Share-based compensation	—	—	—	—	132,422	—	—	132,422	—	132,422
Issuance of ordinary shares	—	—	3,456,987	2	(2)	—	—	—	—	—
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	—	—	—	—	(148,919)	—	(148,919)	—	(148,919)
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(132,420)	(246,311)	—	(378,731)	—	(378,731)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	—	—	—	—	—	(37,219)	—	(37,219)	—	(37,219)
Net loss	—	—	—	—	—	(2,909,443)	—	(2,909,443)	—	(2,909,443)

Balance as of December 31, 2019	75,555,520	52	3,456,987	2	—	(7,282,755)	(747)	(7,283,448)	—	(7,283,448)

Foreign currency translation adjustments	—	—	—	—	—	—	(47,448)	(47,448)	—	(47,448)
Share-based compensation	—	—	—	—	59,476	—	—	59,476	—	59,476
Issuance of ordinary shares	—	—	6,070,232	4	(4)	—	—	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(59,472)	(448,849)	—	(508,321)	—	(508,321)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	—	—	—	—	—	(6,750)	—	(6,750)	—	(6,750)
Net loss	—	—	—	—	—	(1,649,174)	—	(1,649,174)	—	(1,649,174)

Balance as of December 31, 2020	75,555,520	52	9,527,219	6	—	(9,387,528)	(48,195)	(9,435,665)	—	(9,435,665)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Cash Flows from Operating Activities
Net loss	(2,231,559)	(2,909,443)	(1,649,174)	(252,748)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	38,739	97,997	135,659	20,791
Amortization of intangible assets	1,057	1,838	3,812	583
Share-based compensation	15,653	132,422	59,476	9,115
Amortization of convertible note and loan	—	—	5,794	888
Change in fair value of option and embedded conversion feature	—	—	(5,216)	(799)
Losses from disposal of property and equipment	13,169	8,961	10,201	1,563
Share of results of equity investees	1,573	36,023	780	120
Changes in operating assets and liabilities:
Accounts receivable, net	4,029	(45,965)	13,823	2,118
Prepayments and other current assets	(27,816)	13,945	125,507	19,235
Inventories, net	(50,085)	(35,301)	(4,396)	(674)
Operating lease right-of-use assets, net	(250,942)	(314,810)	207,852	31,855
Other non-current assets	(34,140)	(8,569)	7,924	1,214
Accounts payable	464,163	688,919	(332,380)	(50,939)
Deferred revenue	65,154	23,125	8,816	1,351
Accrued expenses and other current liabilities	35,066	56,622	(6,625)	(1,015)
Lease liabilities	232,156	287,290	(193,641)	(29,677)

Net Cash used in Operating Activities	(1,723,783)	(1,966,946)	(1,611,788)	(247,019)

Cash Flows from Investing Activities
Purchase of property and equipment	(129,445)	(210,081)	(68,959)	(10,568)
Purchase of intangible assets	(3,737)	(3,937)	(5,349)	(820)
Purchase of short-term investments	(269,272)	(757,529)	(2,991,232)	(458,426)
Maturity of short-term investments	100,000	933,856	2,872,106	440,170
Proceeds from disposal of property and equipment	1,820	1,659	3,773	578
Cash paid for long-term investments	(41,500)	—	(45,348)	(6,950)

Net Cash used in Investing Activities	(342,134)	(36,032)	(235,009)	(36,016)

Cash Flows from Financing Activities
Proceeds from issuance of convertible redeemable preferred shares, net	2,870,438	393,905	1,136,109	174,116
Proceeds from short-term borrowings	427,697	334,794	1,525,014	233,719
Repayment of borrowings	(100,583)	(473,951)	(900,013)	(137,933)
Proceeds from issuance of convertible note and loan	—	—	278,870	42,739
Cash paid to repurchase of vested share-based awards	—	(39,906)	—	—
Proceeds from the issuance of the convertible redeemable preferred shares to non-controlling interest shareholders	775,723	—	235,000	36,015
Cash paid for repurchase convertible redeemable preferred shares to non-controlling interest shareholders	—	(296,743)	—	—

Net Cash provided by/ (used in) Financing Activities	3,973,275	(81,901)	2,274,980	348,656

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	22,249	33,161	(66,899)	(10,251)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	1,929,607	(2,051,718)	361,284	55,370
Cash, cash equivalents and restricted cash at beginning of the year	683,209	2,612,816	561,098	85,992

Cash, cash equivalents and restricted cash at end of the year	2,612,816	561,098	922,382	141,362

Supplemental disclosures of cash flow information
Cash paid for interest	(5,398)	(11,921)	(33,486)	(5,132)
Supplemental schedule of non-cash investing and financing activities
Accretion of convertible redeemable preferred shares to redemption value	187,937	378,731	508,321	77,904
Accretion of convertible redeemable non-controlling preferred shares to redemption value	66,848	37,219	6,750	1,034
Payable to investees for acquisition of the investee’s shares	—	35,348	—	—
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	148,919	—	—
Issuance of convertible redeemable preferred shares in connection with strategic cooperation agreement with Tencent	102,108	83,714	—	—
Issuance of convertible redeemable non-controlling preferred share in connection with strategic cooperation agreement with Tencent	12,750	—	—	—
Issuance of convertible redeemable preferred shares in connection with repurchase of convertible redeemable non-controlling preferred shareholders	—	730,917	—	—
Payables related to purchase of property, plant and equipment	11,892	2,874	4,347	666
Receivable from holders of Series D1 convertible redeemable preferred shares	54,961	—	—	—
Receivable from holders of Series E convertible redeemable preferred shares	336,629	—	—	—
Receivable from holders of Series F convertible redeemable preferred shares	—	507,831	—	—
Payable for repurchase of vested share-based awards	39,906	—	—	—
Issuance costs payable in relation to Series E convertible redeemable preferred shares	22,601	—	—	—

The accompanying notes are integral parts of these consolidated financial statements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION

(a) Principal activities

Missfresh Limited (“Missfresh” or the “Company”) was incorporated under the laws of the Cayman Islands in April 2015 as an exempted company with limited liability. The Company primarily engaged in providing fresh foods and groceries to end customers through its self-owned online ecommerce platform and distributed micro-warehouse networks (“DMW”) through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”).

(b) History of the Group and basis of presentation for the Reorganization

Prior to the incorporation of the Company and starting from November 2014, the Group’s business was carried out under Beijing Missfresh E-Commerce Co., Ltd. (“Beijing Missfresh”). The equity interest of Beijing Missfresh includes ordinary share capital and series of preferred share capital. In April 2015, the Company was incorporated in the Cayman Island as an exempted company registered under the laws of the Cayman Islands. In July 2015, the Company established Qingdao Missfresh E-commerce Co., Ltd. (“Qingdao Missfresh”) as a wholly foreign-owned enterprise (“WFOE”) in the People’s Republic of China (“PRC”) through Missfresh HK Limited. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses were required. In May 2017, the Group underwent a reorganization (the “Reorganization”). The major reorganization steps are described as follows:

•

The Company issued ordinary shares and Series A-1, A-2, A-3, B-1 and B-2 preferred shares to shareholders of Beijing Missfresh in exchange for respective equity interests that they held in Beijing Missfresh immediately before the Reorganization.

•

Qingdao Missfresh entered into a series of agreements (the “Contractual Arrangements”) with Beijing Missfresh and its legal shareholders (the “Nominee Shareholders”) so that Beijing Missfresh became a consolidated VIE of the WFOE;

Reorganization related contracts were signed by all relevant parties on June 22, 2017, and all administrative procedures of the Reorganization, including but not limited to remitting share capital of Beijing Missfresh overseas for reinjecting into the Company were completed by June 22, 2017.

As the shareholdings in the Company and Beijing Missfresh were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Beijing Missfresh or the Company, the transaction of the Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ deficit, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statement, as if such shares were issued by the Company when the Group issued such interests.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(b) History of the Group and basis of presentation for the Reorganization (Continued)

The Group’s principal operations and geographic markets are in the PRC. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.

As of December 31, 2020, the Company’s principal subsidiaries and consolidated VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Wholly owned subsidiary:
Mrfresh Limited (“Mrfresh”)	Cayman Islands	November 24, 2017	100%	Offshore holding company
Missfresh HK Limited (“Missfresh HK”)	Hongkong, PRC	April 16, 2015	100%	Offshore holding company
Jinan Missfresh Bianligou Network Technology Co., Ltd. (“Jinan Bianligou”)	Jinan, PRC	January 24, 2018	100%	Online retail through mobile app
Changshu Missfresh E-Commerce Co., Ltd. (“Changshu Missfresh”)	Changshu, PRC	January 16, 2020	92%	Online retail through mobile app
Beijing Missfresh E-Commerce Co., Ltd. (“Beijing Missfresh”) (formerly as a VIE of Qingdao Missfresh prior to November 2018)	Beijing, PRC	October 30, 2014	100%	Online retail through mobile app
Beijing Missfresh Bianligou E-Commerce Co., Ltd. (“Beijing Bianligou”) (formerly as a VIE of Jinan Bianligou prior to December 2020)	Beijing, PRC	August 3, 2017	100%	Sale of food through convenience go smart retail machine

In December 2018, Missfresh HK, a wholly owned subsidiary of the Group, completed the acquisition of the 100% equity interests of Beijing Missfresh, and the related Contractual Arrangements related to Beijing Missfresh were terminated. Since then Beijing Missfresh became a consolidated subsidiary of the Group, as the business operated by Beijing Missfresh were no longer prohibited or restricted. In July 2019, Qingdao Missfresh was dissolved as it no longer engaged in any substantial business activities.

In December 2020, Missfresh HK acquired all the equity interests of Beijing Bianligou, and the related Contractual Arrangements related to Beijing Missfresh were terminated. Since then Beijing Bianligou became a consolidated subsidiary of the Group, as the business operated by Beijing Missfresh were no longer prohibited or restricted.

After all these transactions, the majority of the Group’s operations were conducted through the wholly owned subsidiaries in China.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary

To comply with the relevant PRC laws and regulations, the Company historically operated its majority of internet-based business through its VIEs in China. The Group obtained the control of the VIEs by entering into a series of contractual arrangements with the VIEs or their equity holders as follows:

Powers of Attorney

Pursuant to the powers of attorney, each of the Nominee Shareholders of the VIEs, executed a power of attorney to irrevocably appoint the Company’s relevant subsidiaries or its designated person as Nominee Shareholder’s attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of VIEs. The power of attorney will remain in force for so long as the Nominee Shareholders remain the shareholders of the VIEs.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between the Company’s relevant subsidiaries and the VIEs, the Company’s relevant subsidiaries have the exclusive right to provide VIE with services related to research and development, system operation, internal training and technical support. The Company’s relevant subsidiaries have the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In exchange, the VIEs agree to pay the Company’s relevant subsidiaries an annual service fee, at an amount that is agreed by the Company’s relevant subsidiaries. Unless the Company’s relevant subsidiaries provides valid notice of termination 30 days prior to the term of agreement ending, this agreement will remain effective for 10-years and the term can be extended at the Company’s relevant subsidiaries’ sole discretion.

Share Pledge Agreement

Pursuant to the share pledge agreement among the Company’s relevant subsidiaries, the VIEs, and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in VIEs to guarantee their and VIEs’ performance of their obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the power of attorney. In the event of a breach by VIEs or their shareholders of contractual obligations under these agreements, the Company’s relevant subsidiaries, as pledgee, will have the right to dispose of the pledged equity interests in VIEs. The shareholders of VIEs also undertake that, during the term of the share pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the share pledge agreement, the Company’s relevant subsidiaries has the right to receive all of the dividends and profits distributed on the pledged equity interests.

Exclusive Option Agreement

Pursuant to the exclusive call option agreement between the Company’s relevant subsidiaries, the VIEs and their shareholders, the shareholders of VIEs irrevocably grant the Company’s relevant subsidiaries an exclusive

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary (Continued)

option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price shall be the lowest price permitted by applicable PRC law. In addition, the VIEs have granted the Company’s relevant subsidiaries exclusive option to purchase, at their discretion, or have their designated person to purchase, to the extent permitted under PRC law, all or part of VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of the VIEs undertake that, without the Company’s prior written consent or the prior written consent of the Company’s relevant subsidiaries, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend their articles of association or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interest in the VIEs hold by their shareholders and all assets of the VIEs are transferred or assigned to the Company’s relevant subsidiaries or its designated representatives.

Under Generally Accepted Accounting Principles in the United States (“US GAAP”), the VIEs are considered to be the consolidated VIEs in which the Company bears the risks of, and enjoys the rewards normally associated with, ownership of the entity. Therefore, the Company is the primary beneficiary of the entity. Through these Contractual Agreements, the Company has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs. Therefore, the Company is the ultimate primary beneficiary of the VIEs and the financial results of the VIEs are included in the Group’s consolidated financial statements.

(d) Risks in relations to the VIE structure

In the opinion of management, the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Group and therefore have no current interest in seeking to act contrary to the Contractual Arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Group’s Contractual Arrangements, which could limit the Group’s ability to enforce these Contractual Arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the Contractual Arrangements. The Group’s ability to control the VIEs also depends on the powers of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the Contractual Arrangements with the VIEs through which the Group conducts its business in PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the Group’s relevant PRC subsidiaries and their subsidiaries, the VIEs;

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(d) Risks in relations to the VIE structure (Continued)

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter the corporate structure operations; and

•	restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these government actions could result in a material adverse effect on the Group’s ability to conduct its operations. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual agreements with the Group. These agreements are governed by PRC laws and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the Contractual Agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the Contractual Agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the Contractual Arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs structured by the Contractual Agreements and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current assets
Cash and cash equivalents	26,460	13,916	223
Other current assets	31,808	47,313	2,657

Total current assets	58,268	61,229	2,880

Non-current assets
Property and equipment, net	49,034	51,836	—
Operating lease right of use assets, net	38,152	27,139	—
Other non-current assets	17,351	2,016	—

Total non-current assets	104,537	80,991	—

Total assets	162,805	142,220	2,880

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(d) Risks in relations to the VIE structure (Continued)

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current liabilities
Accounts payable	44,421	7,545	2,004
Deferred revenue	598	223	—
Accrued expenses and other current liabilities	57,569	61,054	20
Operating lease liabilities, current	16,245	15,025	—
Amount due to the Company and its subsidiaries	487,163	708,082	37,027

Total current liabilities	605,996	791,929	39,051

Non-current liabilities
Operating lease liabilities, non-current	26,384	13,417	—

Total liabilities	632,380	805,346	39,051

	For the year ended December 31,
	2018(1)(2)	2019(2)	2020(2)
	RMB	RMB	RMB
Net revenues	3,244,569	204,512	77,935
Net Loss	(2,008,480)	(155,680)	(57,218)

	For the year ended December 31,
	2018(1)(2)	2019(2)	2020(2)
	RMB	RMB	RMB
Net cash used in operating activities	(1,575,743)	(64,583)	(35,864)
Net cash used in investing activities	(337,763)	(22,324)	(7,046)
Net cash provided financing activities	1,880,925	74,363	35,450

Net decrease in cash and cash equivalents and restricted cash	(32,581)	(12,544)	(7,460)

(1)	Included the financial results of Beijing Missfresh from January 2018 to December 2018. Since then, Beijing Missfresh changed to a consolidated subsidiary of the Company.
(2)	Included the financial results of Beijing Bianligou from February 2018 to December 2020. Since then, Beijing Bianligou changed to a consolidated subsidiary of the Company.

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs and can have assets transferred out of VIEs. The Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs. As VIEs were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. The total shareholders’ deficit of the Group’s consolidated VIEs was RMB469.6million, RMB663.1 million, and RMB36.2million as of December 31, 2018, 2019 and 2020, respectively.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION (Continued)

(d) Risks in relations to the VIE structure (Continued)

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary.

(e) Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB2,231.6 million, RMB2,909.4 million, and RMB1,649.2 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was amounted to RMB3,940.9 million, RMB7,282.8 million, and RMB9,387.5 million as of December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was approximately RMB1,723.8 million, RMB1,966.9 million, and RMB1,611.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, the Group’s working capital was RMB1,470.9 million, RMB1,314.8 million deficit and RMB1,448.4 million deficit, respectively.

The Group’s liquidity is based on its ability to optimize operation efficiency to improve operating cash flows, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to improve operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2018, 2019 and 2020, the Group had RMB2,611.3 million, RMB553.1 million, and RMB866.1 million of cash and cash equivalents, RMB1.5 million, RMB8.0 million, and RMB56.3 millions of restricted cash, and RMB169.2 million, nil, and RMB119.1 million of short-term investments, respectively. In February 2021, the Group received cash consideration of RMB1,871.5 million from issuance of Series F preferred shares to a third-party investor (Note 24).

Based on cash flows projection and existing balance of cash and cash equivalents, restricted cash, and short-term investments and subsequent financing transactions (Note 24), management is of the opinion that the Group has sufficient funds to meet its obligations or liabilities when they become due, and provide the required working capital and liquidity for continuous operation over the next twelve months from the date of issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Principle of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include depreciable lives of property and equipment, customer incentives, allowance for doubtful accounts, lower of cost and net realizable value of inventories, valuation allowance for deferred tax assets, fair value of option liability and embedded conversion feature, valuation and recognition of share-based compensation expenses, the discount rate for lease. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Functional currency and foreign currency translation (Continued)

liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in other income/(expense), net in the consolidated statement of operations and comprehensive loss.

(e) Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f) Cash, cash equivalents and restricted cash

Cash includes cash on-hand and deposits held by financial institutions that can be withdrawn without limitation. Cash equivalents represent highly liquid investments placed with banks with original maturities of three months or less. As of December 31, 2018, 2019 and 2020, the Group had cash held in accounts managed by online payment platforms such as Ali Pay and WeChat Pay in connection with the collection of products sales for a total amount of RMB16.7 million, RMB11.0 million, and RMB24.4 million, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the presentation of the consolidated balance sheets. The Group’s restricted cash primarily represents security deposits held in designated bank accounts for issuance of bank acceptance and prepaid cards.

(g) Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets or principal not guaranteed, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as “Interest income/(expense), net”.

(h) Accounts receivable, net

Accounts receivable, net are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable primarily include receivables from third party market place platforms who collect the payment from customers on behalf of the Company as well as from receivables from enterprise customers, which are settled in accordance with credit term mutually agreed.

The allowance for doubtful accounts reflects the Group’s best estimate of probable losses incurred. The Group determines the allowance for doubtful accounts on an individual basis taking into consideration various

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Accounts receivable, net (Continued)

factors including but not limited to historical collection experience and creditworthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(i) Inventories, net

Inventories consist of products available for sale are stated at the lower of cost or net realizable value. Cost is determined using the moving weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

(j) Property and equipment, net

Property and equipment, net carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Warehouse cabinet and equipment	2-5 years
Office furniture and electronic equipment	3-5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in the consolidated statements of operations and comprehensive loss.

(k) Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Intangible assets, net (Continued)

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software	3-10 years

(l) Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative and equity investments accounted for using the equity method.

Equity investments accounted for using the equity method

The Group accounts for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes investment income or loss for its share of the earnings or loss of the investees after the date of investment. The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance and prospects of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information such as recent financing rounds.

Equity investments accounted for using the measurement alternative

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company specific information, such as recent financing rounds. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of operations and comprehensive loss.

(m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Impairment of long-lived assets (Continued)

comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(n) Leases

The Group accounts for leases in accordance with ASC 842, Lease (“ASC 842”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent Accounting Standards Update (“ASU”) clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Operating lease right of use assets (“ROU assets”) represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or non-current liabilities. The adoption of ASC 842 resulted in recognition of ROU assets of RMB111.7 million, current operating lease liabilities of RMB80.2 million and non-current operating lease liabilities of RMB18.2 million upon the adoption date.

The Group has lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method. According to ASC 606, revenue is recognized when the Group satisfy a performance obligation by transferring the control of the promised good or service to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) product sales primarily through the Group’s own “Missfresh” mobile applications and Mini Program, and to a lesser extent, from third parties’ platforms, (ii) other revenues, including sales of products through convenience go business, membership services and others. The disaggregation of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 shown as following:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales of products through online platforms	3,202,738	5,777,413	5,999,675
Other revenues	343,961	223,983	130,762

Total net revenues	3,546,699	6,001,396	6,130,437

Sales of products through online platforms

In accordance with ASC 606, the Group, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfills the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

The Group recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, the Group reasonably estimates the possibility of return based on the historical experience. As of December 31, 2018, 2019 and 2020, liabilities for return allowance was not material to the consolidated financial statements.

The Group also sells prepaid cards which can be redeemed to purchase products on the Group’s online platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in deferred revenue in the consolidated balance sheets, and subsequently recorded as revenue upon the sales of the products through the redemption of the prepaid cards are completed. The Group recognized revenue from estimated unredeemed prepaid cards over the expected customer redemption periods.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Revenue recognition (Continued)

Other revenues

Other revenues are mainly comprised of sales of products through convenience go business, Missfresh membership service revenue, and others.

The Group recognizes the revenue from sales of products through convenience go business, where the Group sale fresh food, snacks, and beverages through the vending machines, net of discounts and return allowances when the products are picked up by the customers, and the title is passed to customers.

The Group provides Missfresh membership service to the customers with a better shopping experience and access to a variety of benefit that represent a single stand-ready obligation. Fixed membership fees are paid for at the time of or in advance of delivering the service. Revenue from such arrangement are recognized over the subscription period, usually 1-12 months.

Customer incentives and loyalty programs

The Group provides a variety of incentive programs in the form of discounted coupons and certain units of Fresh Coin to customers when 1) customers purchase the products or 2) customers refer new customer to Missfresh Platform by participating in promotion events.

•	Customer incentives to be used in current or future sales transactions

For incentives given to customers upon their qualified purchase to be used on a current or future purchase with no limitation as to the minimum value of the future purchase, the Group has determined that these incentives are considered as a separate performance obligation within the scope of ASC 606, as it represent a material rights to the customer. Therefore, the delivered products and incentives awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative standalone selling price (“SSP”) of each performance obligation. The amount allocated to incentives is deferred and recognized when the incentives are redeemed or at the incentives’ expiration, whichever occurs first.

For incentives requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the incentive, the rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material rights to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers, and relative outstanding volume and monetary value of these incentives compared to the other discounts offered by the Group. These incentives are accounted for as a reduction of revenues on the future purchase.

•	Customer incentives paid to customers to exchange for distinct goods or service provided by customers

For incentives given to a customer upon their successful referral of new customers to the Group’s platform, the Group has determined that it is paying the customers for a distinct referral service. The Group will make

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Revenue recognition (Continued)

assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. The Group will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The amount of incentives given to customers recorded in sales and marketing expenses were RMB92.0 million, RMB58.0 million, and RMB40.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2018, 2019 and 2020.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. Sale of products via online platform are prepaid by the customers, before the Group delivery the products. The Group presents such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on the Group’s platform. The deferred revenue is recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2018, 2019 and 2020 that was included in the deferred revenue at the beginning of that year was RMB22.1 million, RMB87.3 million, and RMB110.4 million, respectively.

(p) Cost of revenues

Cost of revenues consists primarily of purchase price of products sold, product processing and packing costs, inbound shipping charges, and write-downs of disposed inventories. Shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers.

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the consolidated statements of operations and comprehensive loss. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Fulfillment expenses

Fulfillment expenses consist primarily of (i) expenses relating to product delivery and warehouse operation, including personnel cost, outsourced labor costs, and expenses attributable to receiving and warehousing inventories, picking, packaging, inspecting, and preparing customer orders for shipment, and delivering the products; and expenses charged by third-party couriers for dispatching and delivering products (ii) rental and depreciation expenses of DMWs and quality control centers; and (iii) expenses charged by third-party marketplace and payment processing platforms.

(r) Sales and marketing expenses

Our sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, including online advertising expenses and incentive programs to attract or retain consumers, and labor costs and expenses for offline consumer acquisition; (ii) personnel costs for sales and marketing; and (iii) rental and depreciation expenses for sales and marketing activities.

Advertising costs are expensed as incurred, and totalled RMB415.8 million, RMB417.8 million, and RMB354.2 million for the years ended December 31, 2018, 2019 and 2020, respectively.

(s) Technology and content

Technology and content primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards granted and; (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. Technology and content are expensed as incurred.

(t) General and administrative expenses

Our general and administrative expenses primarily consist of (i) personnel costs for general corporate functions including accounting, finance, tax, legal and human relations, including share-based awards granted; and (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

(u) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and other welfare benefits, as part of the personnel costs, included as expenses in the consolidated statement of operations and comprehensive loss amounted to RMB136.2million, RMB151.1 million, and RMB58.8 million for the years ended December 31, 2018, 2019 and 2020, respectively.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Share-based compensation

The Group grants restricted shares to the Founders and its executives and share options to its employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service condition only are measured at the grant date fair value of the awards and recognized as expenses using straight line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The Group adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”) on January 1, 2018, using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the adoption date. As a result of this adoption, the Group elected to account for forfeitures when they occur. The adoption of ASU 2016-09 did not have any material effect to the Group’s consolidated financial statements as of the adoption date.

(w) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Fair value (Continued)

other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments in privately held companies, at fair value when an impairment charge is recognized.

(x) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(y) Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other income/(expense), net in its consolidated statement of operations and comprehensive loss. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(z) Comprehensive Loss

Comprehensive loss consists of two components: net loss and other comprehensive loss, net of tax. Other comprehensive loss refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net loss. The Group’s other comprehensive loss consists of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency. Comprehensive loss is reported in the consolidated statements of operations and comprehensive Loss.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method, and ordinary shares issuable upon the conversion of convertible note, option and preferred shares using the if converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ab) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker(“CODM”) has been identified as the Chairman of the Board of Directors or the Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. Hence, the Group has only one reportable segment. The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographic information is presented.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. As the Group is an “emerging growth company” (“EGC”), the ASU 2016-13 would not be required to be adopted until January 2023. The Group would early adopt the ASU 2016-13 on January 1, 2021 and has evaluated the impact on the consolidated financial statements, of which the initial impact is expected to be not material to the accumulated deficit as of January 1, 2021.

In December 2019 the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The ASU is currently not expected to have a material impact on the consolidated financial statements.

4. CONCENTRATION AND RISKS

(a) Foreign exchange risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. It is difficult to predict how market forces in PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in future. The RMB against the US$ was depreciated approximately 5% and 2% in 2018 and 2019, respectively, and appreciated approximately 6% in 2020.

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, and short-term investments which are held by reputable financial institutions located in PRC which the management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (“FDIC”) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

(c) Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2018, 2019 and 2020.

There were no suppliers which individually represented greater than 10% of the total purchases amount for the years ended December 31, 2018, 2019 and 2020 and no corresponding accounts payable individually represented greater than 10% of the Group’s total accounts payable as of December 31, 2018, 2019 and 2020.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

4. CONCENTRATION AND RISKS (Continued)

(d) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB259.6 million, RMB433.8 million, and RMB760.0 million as of December 31, 2018, 2019 and 2020. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

5. Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Products	130,736	167,649	175,545
Packing materials and others	5,201	4,777	3,781

Total Inventories	135,937	172,426	179,326
Less: inventory provision	(1,946)	(3,134)	(5,638)

Inventories, net	133,991	169,292	173,688

6. Prepayment and other current assets

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deductible VAT-input	33,333	77,632	35,426
Prepaid rental and deposits	43,604	53,114	49,755
Prepaid operational expenses	16,622	20,767	23,363
Prepaid advertisement (1)	102,108	122,778	42,547
Loan/advances to employee (2)	27,262	31,539	15,697
Others	25,634	12,501	26,036

	248,563	318,331	192,824

(1)	The Balance represents unconsumed advertising resources provided by Tencent Holdings Limited (“Tencent”) in exchange of preferred shares issued by the Company. (Note 17)
(2)

Loan/advance to employees included the outstanding receivable balance under the loan agreements entered into between Beijing Missfresh and the certain senior executives and other employees. All loan/advance to senior executives amounting to RMB16.4 million were collected before December 31, 2020.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the equity method and equity investments accounted for using the measurement alternative.

Equity investments accounted for using the equity method

Movement of the Group’s equity investments accounted for using equity method were as follow:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
At the beginning of the year	—	39,927	39,252
Additions	41,500	35,348	—
Share of results of equity investees	(1,573)	(36,023)	(780)

At the end of the year	39,927	39,252	38,472

Equity investments using the measurement alternative

As of December 31, 2018, 2019 and 2020, the carrying value of equity investments accounted for using the measurement alternative was nil, nil and RMB10.0 million, respectively. No investment income was recognized in the Group’s consolidated statements of operations and comprehensive loss, as a result of re-measurement of equity investments using the measurement alternative, for the years ended December 31, 2018, 2019 and 2020.

No impairment charges were recognized for the year ended December 31, 2018, 2019 and 2020.

8. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Leasehold improvements	73,456	150,613	130,499
Warehouse cabinet and equipment	67,524	127,661	87,320
Office furniture and electronic equipment	14,955	20,880	7,544

Total	155,935	299,154	225,363
Less: accumulated depreciation	(35,501)	(75,387)	(81,499)

Property and equipment, net	120,434	223,767	143,864

The Group recorded depreciation expense of RMB38.7 million, RMB98.0 million and RMB135.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

No impairment was recorded for the years ended December 31, 2018, 2019 and 2020.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

9. Short-term borrowings

Short-term borrowings consist of the following:

		As of December 31,
		2018	2019	2020
	Maturity Date	RMB	RMB	RMB
Unsecured bank loan	within 12 months	20,000	204,998	830,000

*

The short-term borrowings consist of unsecured bank loan with a weighted average interest rate of 5.0%, 5.9% and 4.8% in 2018, 2019 and 2020 per annum respectively and a maturity of less than 12 months.

10. Accounts payable

Accounts payable consists of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Payable to vendors	553,385	1,103,883	867,098
Payable to outsourced delivery companies	119,517	178,385	152,515
Payable for online marketing services	66,536	137,071	68,818

	739,438	1,419,339	1,088,431

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Payable related to issuance of preferred shares	357,155	33,000	33,000
Deposits from third-party couriers and suppliers	63,563	59,093	91,000
Salary and welfare	145,000	194,669	158,213
Payable related to investment in equity investees	—	35,348	—
Accrued operational expenses	37,633	38,972	21,410
Payable for share-based awards (1)	39,906	—	—
Issuance costs payable in relation to Series E convertible redeemable preferred shares	22,601	—	—
Others	18,275	28,357	43,845

	684,133	389,439	347,468

(1)	On October 12, 2018, the Company’s Board of Directors approved the repurchase of certain vested share-based awards from grantees. The repurchase price was paid to the grantees in 2019 (Note 19).

12. Leases

The Group has operating leases for quality control centre, DMW and office buildings that the Group utilizes under lease arrangements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases (Continued)

A summary of information related to operating leases is as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease right-of-use assets, net	362,686	677,496	469,644

Operating lease liabilities-non-current	158,460	323,216	171,433
Operating lease liabilities-current	172,064	294,598	252,740

Total operating lease liabilities	330,524	617,814	424,173

Weighted average remaining lease term	2.69 years	2.81 years	2.25 years
Weighted average discount rate	5.51%	5.62%	5.61%

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease cost	158,658	287,291	355,661
Short-term lease cost	106,337	107,821	43,218

Total	264,995	395,112	398,879

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2020 is as follows:

As of December 31,
2020
RMB
2021	261,056
2022	118,420
2023	49,419
2024	20,650
2025 and thereafter	—

Total undiscounted lease payments	449,545
Less: imputed interest	(25,372)

Present value of operating lease liability	424,173

As of December 31, 2020, the Group had additional operating leases commitment for quality control center, DMW and office buildings that have not yet commenced of RMB1.8 million.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases (Continued)

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash payments for operating leases	165,505	314,801	341,318
Right-of-use assets obtained in exchange for operating lease liabilities	348,088	577,851	170,273

13. Taxation

(a) Value added tax

The Group is exempted from VAT for sales of certain agricultural products, and subject to 9% for revenue from sales of primary agricultural products, and 13% for revenue from sales of goods in the PRC. The Group is subject to statutory VAT rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC.

(b) Income taxes

The components of loss before tax for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before income tax expense
Loss from China operations	(2,233,233)	(2,938,045)	(1,635,230)
Gain/(Loss) from non-China operations	1,674	28,602	(13,944)

Total loss before tax	(2,231,559)	(2,909,443)	(1,649,174)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

Hong Kong

When the subsidiary was incorporated in Hong Kong, the subsidiary was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to shareholders are not subject to withholding tax in Hong Kong.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(b) Income taxes (Continued)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

There’s no current and deferred income tax expense for the years ended December 31, 2018, 2019 and 2020.

Reconciliations of the income tax expense computed by applying different between the PRC statutory income tax rate of 25% and the Group’s effective income tax rate for the years presented are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC statutory income tax rate	25%	25%	25%
Permanent differences	(6%)	(4%)	(5%)
Changes of valuation allowance	(19%)	(21%)	(20%)

Effective tax rates	0%	0%	0%

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(c) Deferred tax

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net operating loss carry forwards	628,379	1,233,242	1,564,287
Accrued expenses and others	22,306	30,490	33,320

Total deferred tax assets	650,685	1,263,732	1,597,607
Less: valuation allowance	(650,685)	(1,263,732)	(1,597,607)

Deferred tax assets, net	—	—	—

Movement of valuation allowance

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of the year	(215,913)	(650,685)	(1,263,732)
Changes of valuation allowance	(434,772)	(613,047)	(333,875)

At end of the year	(650,685)	(1,263,732)	(1,597,607)

As of December 31, 2018, 2019 and 2020, the Group had net operating loss carry forwards of approximately RMB2,513.5 million, RMB4,933.0 million, and RMB6,257.1 million, respectively, which arose from the subsidiaries and VIEs established in the PRC. The loss carry forwards will expire during the period from 2021 to 2025.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2018, 2019 and 2020 were provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

14. Financing with a financial institution

On July 24, 2020, concurrently with the issuance of Series F Preferred Shares, the Group entered into a series of agreements with one financial institution, pursuit to which,

1)

the Group issued Convertible Promissory Note (“Convertible Note”) with the aggregate principal amount of US$27.0 million with simple interest of 7% per annum. The Convertible Note and accrued interest shall be due and payable by the 24 months following the date of issuance (i.e. the maturity date is July 24, 2022). The Convertible Note is convertible into certain existing and future shares of the Company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium.

2)

the Group borrowed a US$13.0 million loan (“Loan”) with the financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually, and 0.5% per annum is payable on the 24 months after the issuance date of the Loan. The Group shall repay all the outstanding Loans, together with all accrued but unpaid interest in full after 24 months from the issuance date of the Loan (i.e. July 24, 2022).

3)

the Group issued an option (“Option”) to the financial institution that allow the financial institution to purchase the Group’s certain preferred shares at a pre-agreed certain percentage multiplying the issuance price depending on the timing of the exercise of the Option, and the round of the preferred shares to be issued within the next 24 months. The aggregate exercise price of the Option is up to the outstanding Loan principal.

The Option is considered a freestanding financial liability under ASC 480 and measured at its issuance date fair value in accordance with ASC 480-10-55. Proceeds received from the financial institution were first allocated to the Option based on its initial fair value. The Option were marked to the market with the changes in the fair value of option liability recorded in the consolidated statements of operations and comprehensive loss. The initial fair value of the Option was RMB15.4 million.

In accordance with ASC 480, the Convertible Note is classified as a liability and is subsequently stated at amortized cost with any difference between the initial carrying value and the repayment amount as interest expenses using the effective interest method over the period from the issuance date to the maturity date. The embedded conversion feature where the financial institution has a right to convert the Convertible Note into variable number of shares at a discounted price of 80% of the next round of financing is considered effectively a redemption feature as it does not expose the lender to changes in the fair value of the Company’s shares. It should be bifurcated and separately accounted for using fair value, as this embedded feature is considered not clearly and closely related to the debt host. The bifurcated conversion feature was marked to the market with the changes recorded in the consolidated statements of operations and comprehensive loss. The initial fair value of the embedded conversion feature was RMB2.1 million.

The Company determined that the other embedded features do not require bifurcation as they either are clearly and closely related to the Convertible Note or do not meet the definition of a derivative.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

14. Financing with a financial institution (Continued)

The total proceeds of the Convertible Note and the Loan, net of issuance cost, of US$39.9 million (RMB278.9 million) was received by the Company in July 2020, and allocated to each of the financial instruments as following:

As of July 24,
2020
RMB
Derivative liabilities—Fair value of the Option	15,436
Derivative liabilities—Embedded conversion feature	2,071
Convertible Note	175,460
Loan	85,903

Total	278,870

Prior to the maturity date of July 24, 2022, in case of certain contingent events, including the change of the control of the Company, the financial institution is entitled to require the Company to redeem the entire or partial portion of the outstanding Convertible Note or Loan. As the redemption events are not solely within the Company’s control, the Convertible Note and the Loan were classified as current liabilities as of December 31, 2020.

15. Convertible redeemable non-controlling interests

•	Investment in Mrfresh

Mrfresh Limited (“Mrfresh”), as the Group’s subsidiary, issued Series A and Series B convertible redeemable preferred share (“Mrfresh PS”) with an aggregated amount of RMB775.7 million cash and 12.8 million non-cash consideration to certain investors in 2018. Mrfresh, through its subsidiaries and VIE, primarily engaged in sales of fresh food, snacks, and beverages through the convenience go business. As of December 31, 2018, the preferred holders of Mrfresh held 49% equity interests in Mrfresh on a fully diluted basis and the Group is the controlling shareholder of Mrfresh. Pursuant to Mrfresh’s share purchase agreement, the Mrfresh PS issued to investors have the same rights as the existing ordinary shareholder of Mrfresh except that they have following privileges:

Redemption rights

The holders of Mrfresh PS have the option to request Mrfresh to redeem those shares under certain circumstance: (1) a qualified initial public offering of Mrfresh has not occurred by the 5th anniversary after the issuance of Mrfresh PS (i.e February 28, 2023); (2) any occurrence of a material breach by the Mrfresh; (3) any material change of the relevant laws or other factors which has resulted or is likely to result in the Mrfresh’s inability to control and consolidate its PRC companies.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 12% per annum minus the dividends paid up to the date of redemption.

Liquidation rights

In the event of any liquidation, the holders of Mrfresh PS have preference over holders of ordinary shares. On a return of capital on liquidation, Mrfresh’s assets available for distribution among the investors shall first be

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

15. Convertible redeemable non-controlling interests (Continued)

paid to Mrfresh PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 12% per annum minus the dividends paid up to the date of liquidation. The remaining assets of Mrfresh shall all be distributed to its ordinary shareholders.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these investors’ contributions in Mrfresh were accounted for as the Group’s redeemable non-controlling interests and were classified as Mezzanine equity. The Company recognized accretion to the respective redemption value of the Mrfresh PS as an increase of accumulated deficit over the period starting from issuance date.

In May, 2019, the Company acquired the outstanding Mrfresh PS held by the investors by a combination of RMB296.7 million cash consideration and 25,195,606 Series E1 Preferred Shares issued by the Company. Consequently, Mrfresh became a wholly owned subsidiary of the Company. The difference between the total of the fair value of the Series E1 preferred Shares issued and cash paid, and the carrying value of the Mrfresh PS exchanged was recorded as a deemed dividend to convertible redeemable non-controlling preferred shareholders.

•	Investment in Changshu Missfresh

In April, 2020, the Company entered into a series of investment agreements with a third party investor, and pursuant to the agreement, the third party investor agreed to invest RMB250 million in Changshu Missfresh. After the deduction of the prepaid management fee of RMB15 million, the Company received the net proceeds of RMB235 million. Upon the completion of the investment, the Group held over 92% of controlling equity interests in Changshu Missfresh.

Pursuant to investment agreements, the third party investor has the right to request the Company to redeem their equity interests in Changshu Missfresh at an agreed price in case of Missfresh’s failure to complete a Qualified IPO in 60 months commencing from March 2020, or Changshu Missfresh doesn’t meet its performance target (revenue and net profit) for the next five years on an accumulative basis. The agreed price is calculated based on cash investment to Changshu Missfresh plus the interest calculated from the quoted average interest rate of the bank loan market for the same period.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, the third party’s contributions in Changshu Missfresh were classified as mezzanine equity and is subsequent accreted to the redemption price using the agreed interest rate with a corresponding charge to the accumulated deficits.

The Company recognized accretion to the respective redemption value of the third party’s contribution as an increase of accumulated deficit over the period starting from issuance date.

The Company also granted the investor a right to exchange the equity interests then held by it for the Company’s Series F preferred shares at its original issuance price, within the six months preceding the fifth anniversary of the closing date of this investment. The Company determined that the conversion features do not meet the definition of a derivative as they cannot be net settled. Therefore, such feature was not bifurcated from the mezzanine classified non-controlling interests.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

15. Convertible redeemable non-controlling interests (Continued)

The Company’s convertible redeemable non-controlling interest activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Mrfresh	Changshu Missfresh	Total
	Amount (RMB)	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2018	—	—	—
Issuance of convertible redeemable non-controlling interests, net of issuance costs	788,473	—	788,473
Accretion of convertible redeemable non-controlling interests to redemption value	66,848	—	66,848

Balances as of December 31, 2018	855,321	—	855,321

Accretion of convertible redeemable non-controlling interests to redemption value	37,219	—	37,219
Deemed dividends to convertible redeemable non-controlling preferred shares holders	148,919	—	148,919
Repurchase of convertible redeemable non-controlling interests	(1,041,459)	—	(1,041,459)

Balances as of December 31, 2019	—	—	—
Issuance of convertible redeemable non-controlling interests, net of issuance costs	—	235,000	235,000
Accretion of convertible redeemable non-controlling interests to redemption value	—	6,750	6,750

Balances as of December 31, 2020	—	241,750	241,750

16. Ordinary shares

In April 2015, the Company was incorporated as a limited liability company in the Cayman Islands. In June 2017, the authorized share capital of the Company is US$100,000 divided into (i) 75,555,520 Class A Ordinary Shares of par value US$0.0001 each, (ii) 678,654,560 Class B Ordinary Shares of par value US$0.0001 each. As of December 31, 2018, 2019 and 2020, the authorized share capital of the Company is comprising of:

(i)	75,555,520 Class A ordinary shares of par value US$ 0.0001 each;

(ii)	553,351,017, 488,156,662, and 476,660,736 Class B ordinary shares of par value US$ 0.0001 each, respectively;

Each Class A Ordinary Share is entitled to twenty votes, subject to certain conditions, and is convertible into one Class B Ordinary Share at any time by the holder. Each Class B Ordinary Share is entitled to one vote and is not convertible into Class A Ordinary Shares under any circumstances.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares up to December 31, 2020:

Series	Issuance Date	Legally Issued Shares	Issue Price per Share	Consideration	Proceeds to be received	As of December 31, 2020
						Shares Outstanding	Carrying amount
			US$	US$	US$		RMB
A1	November 17, 2014	18,888,880	0.1250	2,361	—	18,888,880	90,933
A2	May 22, 2015	11,111,120	0.2970	3,300	—	11,111,120	64,046
A3	September 11,2015	22,214,240	0.4502	10,001	—	22,214,240	100,901
B1	October 31, 2015	15,719,200	0.4988	7,841	—	15,719,200	108,154
B2	April 19, 2016	39,113,280	0.5905	23,096	—	39,113,280	215,137
C	June 15, 2017	138,743,200	1.4013	194,421	—	138,743,200	1,679,377
D1	January 5, 2018	23,770,041	2.6900	63,941	—	23,770,041	504,843
E(1)	August 29, 2018	99,860,054	4.2843	427,830	(9,000)	99,860,054	3,367,250
E1(2)	May 30, 2019	25,195,606	4.2843	107,946	—	25,195,606	820,552
F(3)	December 30, 2019	36,101,011	5.2733	190,371	—	36,101,011	1,397,468

(1)

As part of the Series E preferred shares financing in 2018, Tencent invested a combination of cash of RMB204.2 million and certain resources valued RMB102.1 million, including the advertisement and online promotion resources the Company can make through Tencent’s platform, as the consideration for the newly issued 10,503,466 Series E preferred shares.

Including 2,100,693 Series E Preferred Shares with the consideration of US$ 9 million, which has not been received in US$ from one of the investors by the date of this report. While the related shares have been issued and registered in 2018. The investor has paid RMB33 million in 2018, which will be returned to the investor once the US$ consideration being received. The investor has confirmed the payment of the consideration to be paid in the first half year of 2021, and such receivable was reflected as a debit to the preferred share balances.

(2)	In May, 2019 the Company issued the Series E1 Preferred shares to exchange of Series A and Series B preferred shares of Mrfresh Limited, one of the subsidiaries of the Company. (Note 15)

(3)

As part of the Series F preferred shares financing in 2019, Tencent invested a combination of cash of RMB55.8 million and certain resources valued RMB83.8 million, including the advertisement and online promotion resources the Company can make through Tencent’s platform, as the consideration for the newly issued 3,792,691 Series F preferred shares.

9,481,729 Series F preferred shares has been legally issued to a third-party investor in 2020, however it was remained unpaid. The Company is in process of forfeit such shares and expected to complete the process in the first half year of 2021, therefore, these shares are not considered issued from the accounting prospective and not included in the consolidated balance sheets as of December 31, 2020.

The Series A1, A2, A3, B1, B2, C, D1, E, E1 and F Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of USD0.0001 per share.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion right

All of the Preferred Shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of Preferred Shares into such number of fully paid Class B ordinary shares. Each Preferred Share shall automatically be converted into Class B ordinary shares at the then effective conversion price upon the closing of a qualified IPO (“QIPO”).

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for any capital reorganization or reclassification of the Class B Ordinary Shares (other than as a result of a share dividend, subdivision, split or combination) occurs or the Company is consolidated, merged or amalgamated with or into another person (other than a consolidation, merger or amalgamation treated as a liquidation.

Redemption right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any time after the fourth anniversary date of Closing Date of Series F preferred shares and as long as no Qualified IPO (“QIPO”) has been consummated. The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and compound interest on the Preferred Shares’ original issue price at the rate of 8% per annum.

Upon the redemption, Series F Preferred Shares shall rank senior to Series E1 Preferred Shares, Series E1 Preferred Shares shall rank senior to Series E Preferred Shares, Series E Preferred Shares shall rank senior to Series D1 Preferred Shares, Series D1 Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B2 Preferred Shares, Series B2 Preferred Shares shall rank senior to Series B1 Preferred Shares, Series B1 Preferred Shares shall rank senior to Series A3 Preferred Shares, Series A3 Preferred Shares shall rank senior to Series A2 Preferred Shares, Series A2 Preferred Shares shall rank senior to Series A1 Preferred Shares.

Upon the Reorganization, QIPO definition of Series A1, A2, A3, B1 and B2 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, the funds shall nonetheless be paid in a pro-rata manner against each Redeeming Preferred Share in accordance with the priorities set above, and the shortfall shall be paid and applied from time to time out of legally available funds immediately as and when such funds become legally available in a pro-rata manner against each Redeeming Preferred Share in accordance with the priorities set above.

Dividend rights

Each Preferred Share shall have the right to receive non-cumulative dividends, on an as-converted basis and in preference to the ordinary shareholders, when, as and if declared by the Board of Director.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

Upon the Reorganization, each preferred shareholder shall be entitled to receive dividends at a simple rate of 8% per annum of the applicable original issuance price for each preferred share.

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2020.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of preferred shares of later series have preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of ordinary shares, in the following sequence: Series F Preferred Shares, Series E1 Preferred Shares, Series E Preferred Shares, Series D1 Preferred Shares, Series C Preferred Shares, Series B2 Preferred Shares, Series B1 Preferred Shares, Series A3 Preferred Shares, Series A2 Preferred Shares and Series A1 Preferred Shares. The amount of preference will be equal to 100% of the issuance price, compounded with an interest rate of 8% per annum, plus any and all declared but unpaid dividends.

After distribution to Preferred Shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed rateably among all the shareholders on a fully diluted basis.

Voting rights

The holders of the Preferred Shares shall have the right to one vote for each Class B ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Accounting of Preferred Shares

The Company classified all Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB187.9 million, RMB378.7 million, and RMB508.3 million for the years ended December 31, 2018, 2019 and 2020.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2018, 2019 and 2020 are summarized below:

	Series A1, A2, A3, B1, B2 and C Preferred Shares		Series D1 Preferred Shares		Series E Preferred Shares		Series E1 Preferred Shares		Series F Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	240,794,400	1,881,416	—	—	—	—	—	—	—	—	240,794,400	1,881,416
Proceeds from Series C preferred shares	4,995,520	44,945	—	—	—	—	—	—	—	—	4,995,520	44,945
Issuance of preferred shares, net of issuance costs	—	—	20,798,786	358,333	88,422,947	2,546,667	—	—	—	—	109,221,733	2,905,000
Accretion of preferred shares to redemption value	—	102,400	—	25,848	—	59,689	—	—	—	—	—	187,937

Balances as of December 31, 2018	245,789,920	2,028,761	20,798,786	384,181	88,422,947	2,606,356	—	—	—	—	355,011,653	5,019,298
Proceeds from Series D1 preferred shares	—	—	2,971,255	54,961	—	—	—	—	—	—	2,971,255	54,961
Proceeds from Series E preferred shares	—	—	—	—	9,336,414	275,364	—	—	—	—	9,336,414	275,364
Issuance of preferred shares, net of issuance costs	—	—	—	—	—	—	25,195,606	730,917	5,120,133	183,695	30,315,739	914,612
Accretion of preferred shares to redemption value	—	112,761	—	31,185	—	201,883	—	32,902	—	—	—	378,731

Balances as of December 31, 2019	245,789,920	2,141,522	23,770,041	470,327	97,759,361	3,083,603	25,195,606	763,819	5,120,133	183,695	397,635,061	6,642,966
Proceeds from Series F preferred shares	—	—	—	—	—	—	—	—	13,795,915	507,831	13,795,915	507,831
Issuance of preferred shares, net of issuance costs	—	—	—	—	—	—	—	—	17,184,963	628,278	17,184,963	628,278
Accretion of preferred shares to redemption value	—	117,026	—	34,516	—	222,382	—	56,733	—	77,664	—	508,321

Balances as of December 31, 2020	245,789,920	2,258,548	23,770,041	504,843	97,759,361	3,305,985	25,195,606	820,552	36,101,011	1,397,468	428,615,939	8,287,396

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

18. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss	(2,231,559)	(2,909,443)	(1,649,174)
Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(66,848)	(37,219)	(6,750)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	(148,919)	—

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,486,344)	(3,474,312)	(2,164,245)

Denominator:
Weighted average number of ordinary shares outstanding*	80,775,998	87,258,997	98,647,803
Net loss per ordinary share
—Basic	(30.78)	(39.82)	(21.94)
—Diluted	(30.78)	(39.82)	(21.94)

*	Vested restricted shares units are considered outstanding in the computation of basic loss per share.

For the years ended December 31, 2018, 2019 and 2020, the Company had ordinary equivalent shares, including restricted share units and options granted, preferred shares, Option, and Convertible Note. As the Group incurred loss for the years ended December 31, 2018, 2019 and 2020, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted-average numbers of preferred shares, Option, and Convertible Note using the if converted method excluded from the calculation of diluted loss per share of the Company were 294,200,067, nil, and nil for the year ended December 31, 2018, and 375,258,213, nil, and nil for the year ended December 31, 2019 and 419,770,665, 1,387,545, and 2,881,824 for the year ended December 31, 2020, respectively. The weighted-average numbers of share-based awards excluded from the calculation of diluted loss per share of the Company were 15,957,881, 24,325,904, and 18,249,547 for the years ended December 31, 2018, 2019 and 2020, respectively.

19. Share-based compensation

The Company grants share-based awards to eligible employees pursuant to the 2017 equity incentive plan (the “2017 Plan”), which govern the terms of options and restricted share units (the “RSUs”) granted. The Group began to grant restricted shares to its key executive officers and consultants since 2015. In conjunction with its Reorganization in 2017, the Group transferred such restricted shares from Beijing Missfresh to the Company according to the 2017 plan. The share option and RSU under the 2017 Plan have a contractual life of ten years. The options and RSUs are generally scheduled to be vested over one to four years. The options granted are only exercisable upon the occurrence of an IPO by the Company. Accordingly, the options granted have both service and performance condition, while RSUs granted have service condition only.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

Share-based compensation expenses recognized in each item of the group’s operating expenses for the years ended December 31, 2018, 2019 and 2020 are as the following:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
General and administrative expenses	5,880	36,185	15,939
Technology and content	9,773	96,237	43,537

	15,653	132,422	59,476

Options

The following table summarizes activities of the Company’s share options under the 2017 Plan for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate Intrinsic Value (US$)
As of January 1, 2018	—	—
Granted	10,523,933	0.36
Forfeited	(157,676)	0.29
Repurchased	(981,300)	0.31

Outstanding as of December 31, 2018	9,384,957	0.36	8.56	17,737
Granted	9,344,229	0.01
Forfeited	(5,002,839)	0.14

Outstanding as of December 31, 2019	13,726,347	0.21	7.92	37,321
Granted	6,113,717	0.01
Forfeited	(3,167,917)	0.05

Outstanding as of December 31, 2020	16,672,147	0.16	7.27	46,627

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for each option granted under the Company’s 2017 Plans for the years ended December 31, 2018, 2019 and 2020 was USD 0.50, USD 2.27, and USD 2.91, computed using the binomial option pricing model.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2018	2019	2020
Fair value of the ordinary shares on the date of grant (US$)	0.77	2.28	2.92
Exercise price (US$)	0.15~0.44	0.01	0.01
Risk-free interest rate (1)	2.87%	2.67%	0.82%
Expected term (in years) (2)	10	10	10
Expected volatility (3)	38%	42%	42%
Dividend yield (4)	0%	0%	0%

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

As of December 31, 2018, 2019 and 2020, the Company had not recognized any share-based compensation expenses for options granted, because the Company considers it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Group’s IPO will be recognized using the graded-vesting method upon the consummation of the IPO.

As of December 31, 2020, there were RMB193.8 million of unrecognized compensation expenses related to the stock options granted with a performance condition of an IPO, out of which, unrecognized compensation expenses of RMB152.9 million are expected to be recognized when the performance target of an IPO is achieved.

Restricted share units (“RSU”)

As of December 31, 2020, there were RMB59.8 million of unrecognized share-based compensation expense related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 0.91 years.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

The following table summarizes activities of the Company’s RSUs under the 2017 Plan for the years ended December 31, 2018, 2019 and 2020:

	Shares	Weighted average Grant date fair value (US$)	Weighted average vesting period (years)
Outstanding as of December 31, 2017	20,702,737	0.42	2.85
Granted	—	—	—
Vested	(4,170,427)	0.25	—

Outstanding as of December 31, 2018	16,532,310	0.47	1.99
Granted	12,612,988	2.26	—
Vested*	(11,102,279)	1.20	—

Outstanding as of December 31, 2019	18,043,019	1.27	1.72
Granted	1,300,352	2.92	—
Vested*	(8,946,166)	1.30	—
Forfeited	(560,000)	2.25	—

Outstanding as of December 31, 2020	9,837,205	1.41	0.91

*	Among the vested RSUs, the Company issued 3,456,987 and 6,070,232 Class B ordinary shares to the RSU holders in 2019 and 2020 upon the completion of the registration procedures, respectively.

20. Fair value measurement

Recurring

The following table sets forth the financial instrument measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018, 2019 and 2020:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments	169,154	—	169,154	—

Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments	—	—	—	—

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

20. Fair value measurement (Continued)

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments	119,126	—	119,126	—
Option and embedded conversion feature	11,117	—	—	11,117

Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The gains/(losses) are recognized in “interest income/(expense), net” in the consolidated statements of operations and comprehensive loss.

The Option and embedded conversion feature are not traded in an active market with readily observable quoted prices, and therefore the Group uses significant unobservable inputs (Level 3) to measure the fair value of these Options and derivative liabilities at inception and at each subsequent balance sheet date. The Group uses binomial option-pricing model to determine the fair value of Option and embedded conversion feature, with unobservable inputs including risk-free interest rate and expected volatility as shown following:

	Date
	July 24, 2020	December 31,2020
Risk-free interest rate (1)	0.14%	0.12%
Expected volatility (2)	47.0%	44.0%

(1)

The risk-free interest rate of periods within the contractual life of the Option and embedded conversion feature is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.

(2)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

Non-Recurring

The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired.

As of December 31, 2018, 2019 and 2020, the Group has no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the year, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

20. Fair value measurement (Continued)

Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

21. Commitments and contingencies

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2020, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB3,217.8 million as of December 31, 2020. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries and VIEs in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2020, and the condensed financial information of the Company are required to be presented.

23. Parent Company Only Condensed Financial Information

Basis of presentation

The condensed financial information of Missfresh Limited has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company used equity method to account for the investment in its subsidiaries, VIE and VIE’s subsidiaries.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the condensed balance sheets as “investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries and VIEs’ loss are presented as “equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries” in the condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2018, 2019 and 2020.

Balance Sheets

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Assets
Current assets
Cash and cash equivalents	284,022	107,913	208,883	32,013
Short term investments	68,632	—	—	—
Prepayments and other current assets	15,557	15,464	207	33
Total current assets	368,211	123,377	209,090	32,046

Investment in subsidiaries and consolidated VIEs	670,233	—	—	—

Total assets	1,038,444	123,377	209,090	32,046

Liabilities
Current liabilities
Accrued expenses and other current liabilities	1,037	5,552	9,432	1,447
Convertible note and loan	—	—	248,878	38,142
Option and embedded conversion feature	—	—	11,117	1,704

Total current liabilities	1,037	5,552	269,427	41,293

Investment deficit in subsidiaries and consolidated VIEs	—	758,307	1,087,932	166,733
Total liabilities	1,037	763,859	1,357,359	208,026

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Balance Sheets (Continued)

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Mezzanine equity
Series A1 convertible redeemable preferred shares (US$ 0.0001 par value; 18,888,880 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	90,933	90,933	90,933	13,936
Series A2 convertible redeemable preferred shares (US$ 0.0001 par value; 11,111,120 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	64,046	64,046	64,046	9,815
Series A3 convertible redeemable preferred shares (US$ 0.0001 par value; 22,214,240 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	93,744	97,104	100,901	15,464
Series B1 convertible redeemable preferred shares (US$ 0.0001 par value; 15,719,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	108,154	108,154	108,154	16,575
Series B2 convertible redeemable preferred shares (US$ 0.0001 par value; 39,113,280 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	192,222	203,458	215,137	32,971
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 138,743,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	1,479,662	1,577,827	1,679,377	257,376
Series D1 convertible redeemable preferred shares (US$ 0.0001 par value; 23,770,041 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	439,142	470,327	504,843	77,371
Series E convertible redeemable preferred shares (US$ 0.0001 par value; 99,860,054 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	2,942,985	3,144,868	3,367,250	516,054
Series E1 convertible redeemable preferred shares (US$ 0.0001 par value; nil, 25,195,606, and 25,195,606 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	763,819	820,552	125,755
Series F convertible redeemable preferred shares (US$ 0.0001 par value; nil, 18,961,048, and 36,101,011 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	691,526	1,397,468	214,171
Receivable from holders of Series D1 convertible redeemable preferred shares	(54,961)	—	—	—
Receivable from holders of Series E convertible redeemable preferred shares	(336,629)	(61,265)	(61,265)	(9,389)
Receivable from holders of Series F convertible redeemable preferred shares	—	(507,831)	—	—

Total mezzanine equity	5,019,298	6,642,966	8,287,396	1,270,099

Shareholders’ deficit
Class A Ordinary shares (US $0.0001 par value; 75,555,520 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	52	52	52	8
Class B Ordinary shares (US$ 0.0001 par value, 553,351,017, 488,156,662, and 476,660,736 shares authorized as of December 31, 2018, 2019 and 2020, respectively; nil, 3,456,987, and 9,527,219 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	—	2	6	1
Accumulated deficit	(3,940,863)	(7,282,755)	(9,387,528)	(1,438,702)
Accumulated other comprehensive loss	(41,080)	(747)	(48,195)	(7,386)

Total shareholders’ deficit	(3,981,891)	(7,283,448)	(9,435,665)	(1,446,079)

Total liabilities, mezzanine equity and shareholders’ deficit	1,038,444	123,377	209,090	32,046

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of operations

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Operating expenses
General and administrative	(1,522)	(4,448)	(3,642)	(558)

Loss from operations	(1,522)	(4,448)	(3,642)	(558)

Share of loss of subsidiaries and consolidated VIEs	(2,304,559)	(3,093,747)	(1,647,290)	(252,458)
Interest income/(expense), net	7,715	2,859	(11,276)	(1,727)
Change in fair value of option and embedded conversion feature	—	—	5,216	799
Other income/ (expenses), net	(41)	(245)	1,068	162

Loss before income tax expenses	(2,298,407)	(3,095,581)	(1,655,924)	(253,782)

Income tax expense	—	—	—	—
Net loss	(2,298,407)	(3,095,581)	(1,655,924)	(253,782)
Accretion of convertible redeemable preferred shares to redemption value	(187,937)	(378,731)	(508,321)	(77,904)

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,486,344)	(3,474,312)	(2,164,245)	(331,686)

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Net Cash provided by/ (used in) Operating Activities	(6,019)	8,380	9,489	1,454

Prepayments and investments in subsidiaries and consolidated VIEs	(2,906,565)	(638,096)	(1,226,420)	(187,957)
Purchase of short-term investments	(68,632)	—	—	—
Maturity of short-term investments	—	68,632	—	—

Net Cash used in Investing Activities	(2,975,197)	(569,464)	(1,226,420)	(187,957)

Proceeds from issuance of convertible redeemable preferred shares, net	2,870,438	416,506	1,136,109	174,116
Proceeds from issuance of convertible note and loan	—	—	278,870	42,739
Cash paid to repurchase of vested share-based awards	—	(39,906)	—	—

Net Cash provided by Financing Activities	2,870,438	376,600	1,414,979	216,855

Effect of exchange rate changes on cash and cash equivalents	58,155	8,375	(97,078)	(14,878)

Net increase/ (decrease) in cash and cash equivalents	(52,623)	(176,109)	100,970	15,474
Cash and cash equivalents at the beginning of the year	336,645	284,022	107,913	16,538

Cash and cash equivalents at the end of the year	284,022	107,913	208,883	32,012

24. Subsequent events

The Group evaluated subsequent events from December 31, 2020 through the date when the consolidated financial statements were issued and concluded that no subsequent event has occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

On December 9, 2020, the Company entered into a shares purchase agreement with a third party investor, pursuit to which 54,994,026 Series F convertible redeemable preferred shares were issued for an aggregated consideration of US$290.0 million (RMB1,871.5 million). The consideration of US$ 290.0 million has been received in February 2021. Together with the issuance of Series F convertible redeemable preferred shares, an option was issued to the third party investor to purchase additional Series F convertible redeemable preferred shares at Series F issue price with the aggregated amount of RMB1.0 billion within 6 months since the closing date. As of the date of this report, such option has not been exercised. The Company is still in process of evaluating the accounting impact of this transaction.

On March 19, 2021, the Company issued 55,903,960 Class B ordinary shares to certain directors, officers and employees of the Company, among which 24,976,072 shares were issued under historical grants, while the remaining were issued under new grants, and are subject to certain restrictions on transfer and repurchase rights as set forth in the restricted shares agreements entered into with the Company. The Company is still in process of evaluating the accounting impact of such issuance.

            American Depositary Shares

Missfresh Limited

Representing                    Class B Ordinary Shares

J.P. Morgan	Citigroup	CICC	China Renaissance

Through and including                    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares and restricted share units). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class B ordinary shares

Tigerteeth Limited	August 29, 2019	3,456,987	US$0.0001 per share

LMF Holdings Limited	July 24, 2020	3,035,116	US$0.0001 per share

TCC Holdings Limited	July 24, 2020	3,035,116	US$0.0001 per share

Freshking Limited, Uniprosper Entity Limited, Uniswan Entity Limited, Yang Fresh Entity Limited and Tigerteeth Entity Limited	March 19, 2021	55,903,960	US$0.0001 per share

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series E preferred shares

Investors including Image Frame Investment (HK) Limited, Internet Fund IV Pte. Ltd., Sofina Private Equity S.A. Sicar—Compartment A, Global Private Opportunities Partners II LP, Global Private Opportunities Partners II Offshore Holdings LP, JenCap MF III, Perfect Canyon Limited, Grant Fortune Fund LP, Davis Opportunity Fund, Davis International Fund, Davis Global Fund and Glade Brook Private Investors XVI LP	August 29, 2018	85,194,777	Approximately US$365.0 million as an aggregate consideration

Investors including Fantastic Augury Limited and Alpha Centre Limited	October 19, 2018	7,002,310	Approximately US$30.0 million as an aggregate consideration

MF Investors LP	October 30, 2018	7,662,967	Approximately US$32.8 million

Series E1 preferred shares

Investors including Image Frame Investment (HK) Limited, Genesis Capital I LP, JenCap MF, KTB China Synergy Fund, MindWorks Ventures Fund 3 SPC—Fund SP, MindWorks Ventures Fund SPC—Fund SP, Ascend Hope Limited, Northern Light Venture Capital V, Ltd., Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., LC Fund VII, L.P., LC Parallel Fund VII, L.P., Lighthouse Capital International Inc.	May 30, 2019	25,195,606	In exchange for a total of 11,097,224 Series A preferred shares and a total of 10,489,644 Series B preferred shares of Mrfresh Limited

Series F preferred shares

Investors including Image Frame Investment (HK) Limited, Internet Fund IV Pte. Ltd., Global Private Opportunities Partners II LP, Global Private Opportunities Partners II Offshore Holdings LP, Huaxing Growth Capital III, L.P., Capital Investment LLC, GFC5 Ltd. and Cathaya Investment I	December 30, 2019	28,397,777	Approximately US$149.8 million as an aggregate consideration

Investors including CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) and Qilu (Xiamen) Equity Investment Partnership (Limited Partnership)	May 15, 2020	13,392,272	Approximately US$70.6 million as an aggregate consideration

Poly Platinum Enterprises Limited	August 7, 2020	3,792,691	US$20.0 million

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Qingdao Missfresh Special Purpose Equity Investment Fund (Limited Partnership)	February 9, 2021	54,994,026	Approximately US$290.0 million

Convertible Promissory Note

ICBC International Investment Management Limited	July 24, 2020	Right to convert the note into certain amount of certain class of preferred shares based on terms and conditions specified therein	US$27,000,000

Call Option

Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP)	April 16, 2020	Right to purchase certain amount of certain shares based on terms and conditions specified therein	In exchange for considerations received under an investment agreement of Changshu Missfresh entered into by Changshu Shengshi Youxian Industry Investment Fund Partnership (LLP), Changshu Missfresh, Missfresh HK Limited and us on April 16, 2020

Options and Restricted Share Units

Certain directors, officers, employees	March 21, 2018 to March 21, 2021	Options to purchase 27,790,548 Class B ordinary shares and restricted share units to receive 52,417,284 Class B ordinary shares	Past and future services provided to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Missfresh Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class B Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4*	Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated February 9, 2021

4.5*	Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement among the Registrant and other parties thereto dated February 9, 2021

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class B ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	2017 Equity Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	Series E Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated August 27, 2018, Deed of Adherence dated October 19, 2018, and Deed of Adherence dated October 26, 2018

10.5*	Share Purchase and Exchange Agreement among the Registrant and certain other parties thereto dated May 30, 2019

10.6*	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 30, 2019

10.7*	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated April 30, 2020, Supplementary Agreement of Series F Preferred Share Purchase Agreement among the Registrant and certain other parties thereto dated May 15, 2020, and Deed of Adherence dated August 3, 2020

10.8*	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 9, 2020 and Supplemental Deed among the Registrant and certain other parties thereto dated January 14, 2021

10.9*	Convertible Note Purchase Agreement between the Registrant and ICBC International Investment Management Limited dated July 14, 2020

Exhibit Number	Description of Document

10.10*	Investment Agreement of Changshu Missfresh E-Commerce Co., Ltd among the Registrant and certain other parties thereto dated April 16, 2020 and Supplemental Agreement to Investment Agreement of Changshu Missfresh E-Commerce Co., Ltd among the Registrant and certain other parties thereto dated April 16, 2020

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3*	Consent of iResearch Consulting Group

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                     , 2021.

Missfresh Limited

By:
Name:Zheng Xu Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Zheng Xu and Jun Wang as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on                     , 2021.

Signature	Title
Zheng Xu	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Jun Wang	Director and Chief Financial Officer (Principal Financial and Accounting Officer)
Yang Li	Director and Chief Technology Officer
Director
Yuan Sun
Director
Zhaohui Li
Director
Pengfei Wang
Director
Ziquan Zhang
Director
Yuan An

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Missfresh Limited, has signed this registration statement or amendment thereto in                     on             , 2021.

Authorized U.S. Representative

By:
Name: Title: